As filed with the Securities and Exchange Commission on May 9, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AST SpaceMobile, Inc.
(Exact name of registrant as specified in its charter)

Delaware	4812	84-2027232
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Midland International Air & Space Port

2901 Enterprise Lane

Midland, Texas 79706
(432) 276-3966
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Abel Avellan
Chief Executive Officer
Midland International Air & Space Port

2901 Enterprise Lane

Midland, Texas 79706
(432) 276-3966
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Jared M. Fishman

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Tel: (212) 558-4000

Approximate date of commencement of proposed offer to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”) check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 9, 2022

AST SPACEMOBILE, INC.

10,087,876 SHARES OF CLASS A COMMON STOCK

This prospectus relates to the offer and resale of up to 10,087,876 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc. by B. Riley Principal Capital, LLC (the “Selling Stockholder”). The shares included in this prospectus consist of shares of Class A Common Stock that we may, in our discretion, elect to issue and sell to the Selling Stockholder pursuant to a common stock purchase agreement we entered into with the Selling Stockholder on May 6, 2022 (the “Purchase Agreement”). Such shares of Class A Common Stock include (i) up to 10,000,000 shares of our Class A Common Stock that we may, in our sole discretion, elect to sell to the Selling Stockholder from time to time after the date of this prospectus, pursuant to the Purchase Agreement and (ii) 87,876 shares of our Class A Common Stock we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of our Common Stock in one or more purchases that we may, in our sole discretion, direct them to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement. See “The Committed Equity Financing” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

We are not selling any shares of Class A Common Stock being offered by this prospectus and will not receive any of the proceeds from the sale of Class A Common Stock by the Selling Stockholder. However, we may receive up to $75,000,000 in aggregate gross proceeds from sales of our Class A Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

The Selling Stockholder may sell or otherwise dispose of all or a portion of the Class A Common Stock being offered in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Stockholder may sell or otherwise dispose of the Class A Common Stock being offered in this prospectus. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

We will bear all costs, expenses and fees in connection with the registration of the shares of Class A Common Stock. The Selling Stockholder will bear all commissions and discounts, if any, attributable to the sales of its shares of Class A Common Stock.

Our shares of Class A Common Stock are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “ASTS.” On May 4, 2022, the closing sale price per share of our Class A Common Stock was $8.92.

Investing in shares of our Class A Common Stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2022.

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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CERTAIN DEFINED TERMS

Unless the context otherwise requires, references in this prospectus to:

●	“A&R Operating Agreement” refers to that certain Fifth Amended and Restated Limited Liability Company Operating Agreement of AST LLC.

●	“American Tower” refers to ATC TRS II LLC, a Delaware limited liability company.

●	“AST LLC” refers to AST & Science, LLC, a Delaware limited liability corporation.

●	“AST LLC Common Unit” means a unit of ownership interest in AST LLC which entitles the holder thereof to the distributions, allocations, and other rights under the A&R Operating Agreement.

●	“AST Equityholders” refers to Avellan, Invesat, Vodafone, American Tower, Samsung, and Rakuten USA.

●	“Avellan” refers to Abel Avellan.

●	“Blocker Corporation” refers to a Blocker Corporation as defined in the Tax Receivable Agreement.

●	“Board of Directors” refers to our board of directors.

●	“Business Combination” refers to the transactions contemplated by the Equity Purchase Agreement.

●	“Bylaws” are to our Amended and Restated Bylaws.

●	“Class A Common Stock” means the shares of class A common stock, par value $0.0001 per share, of the Company.

●	“Class B Common Stock” means the shares of class B common stock, par value $0.0001 per share, of the Company.

●	“Class C Common Stock” means the shares of class C common stock, par value $0.0001 per share, of the Company.

●	“Class C Share Voting Amount” are to the “Class C Share Voting Amount,” as such term is defined in the A&R Certificate of Incorporation, which is a number of votes per share equal to (i) (x) 88.3%, minus (y) the total voting power of the outstanding stock of SpaceMobile (other than Class C Common Stock) owned or controlled by Mr. Avellan and his permitted transferees, divided by (ii) the number of shares of Class C Common Stock then outstanding.

●	“Closing” refers to the completion of the Business Combination.

●	“Common Stock” refers collectively to Class A Common Stock, Class B Common Stock and Class C Common Stock.

●	“Equity Purchase Agreement” refers to that certain Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science, LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the AST Existing Equityholders.

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

●	“Existing Equityholder(s)” refers to the equityholders of AST LLC pursuant to the Prior AST Operating Agreement.

●	“Invesat” refers to Invesat LLC, a Delaware limited liability company

●	“IoT” refers to internet of things.

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●	“LTE” refers to long-term evolution.

●	“Nano” refers to the Company’s 51% owned and controlled subsidiaries, Nano Avionica UAB, a private limited liability company organized and existing under the law of the Republic of Lithuania (“Nano Lithuania”), and NanoAvionics US LLC, a Delaware limited liability company (“Nano US”).

●	“Prior AST Operating Agreement” refers to that certain Fourth Amended and Restated Limited Liability Company Operating Agreement of AST LLC.

●	“Public Warrants” refers to the warrants sold by the Company as part of the units in its initial public offering.

●	“Purchase Agreement” refers to that certain Common Stock Purchase Agreement, dated as of May 6, 2022, by and between AST SpaceMobile, Inc. and B. Riley Principal Capital, LLC.

●	“Rakuten” refers to Rakuten Mobile Singapore PTE. LTD, a Singapore private limited company.

●	“Rakuten USA” refers to Rakuten Mobile USA Service Inc., a Delaware corporation.

●	“Registration Rights Agreement” refers to that certain Registration Rights Agreement, dated as of May 6, 2022, by and between AST SpaceMobile, Inc. and B. Riley Principal Capital, LLC.

●	“Samsung” refers to Samsung Next Fund LLC, a Delaware venture capital investment fund.

●	“SpaceMobile Service” refers to the global direct mobile broadband network that is expected to provide connectivity to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT enabled device from the Company’s satellite network.

●	“Sponsor” refers to New Providence Acquisition Management LLC, a Delaware limited liability company.

●	“Stockholder Parties” refers collectively to Sponsor and the AST Equityholders.

●	“Subsidiaries” refers to Subsidiaries as defined in the Tax Receivable Agreement.

●	“Sunset Date” refers to the Sunset Date described in the Stockholders’ Agreement, which is the earliest to occur of (i) Avellan’s retirement or resignation from the Board of Directors, (ii) the date on which Avellan and his permitted transferees beneficially own less than 20% of the Class A Common Stock that Avellan beneficially owns as of immediately after the Closing and (iii) Avellan’s death or permanent incapacitation.

●	“Tax Receivable Agreement” refers to that certain Tax Receivable Agreement dated as of April 6, 2021 by and among the Company, AST LLC, the TRA Holders and Thomas Severson, as the TRA Holder Representative.

●	“TRA Holders” refers to a TRA Holder as defined in the Tax Receivable Agreement.

●	“Units” refers to the units sold in our initial public offering, each of which consisted of one share of our Class A Common Stock and three-quarters of one Public Warrant.

●	“Vodafone” refers to Vodafone Ventures Limited, a private limited company incorporated under the Laws of England and Wales.

●	“Warrant Agreement” refers to that certain Warrant Agreement, dated as of September 13, 2019, between Continental Stock Transfer & Trust Company and the Company.

●	“2G,” “3G” and “5G” each refer to generations of mobile technology.

●	“4G LTE” refers to fourth generation long-term evolution.

Additionally, references in this prospectus to “SpaceMobile,” the “Company,” the “registrant,” “we,” “us” and “our” in this prospectus refer to AST SpaceMobile, Inc. (formerly known as New Providence Acquisition Corp.), and references to our “management” or our “management team” refer to our officers and directors.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

●	our strategies and future financial performance, including our business plans or objectives, products and services, pricing, marketing plans, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, and capital expenditures;

●	expected functionality of the SpaceMobile Service;

●	anticipated timing and level of deployment of satellites, anticipated demand and acceptance of mobile satellite services;

●	prospective performance and commercial opportunities and competitors;

●	our ability to finance our operations and research and development activities;

●	commercial partnership acquisition and retention;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	our expansion plans and opportunities;

●	our ability to comply with domestic and foreign regulatory regimes and the timing of obtaining regulatory approvals;

●	our ability to invest in growth initiatives and enter into new geographic markets;

●	the impact of the novel coronavirus (“COVID-19”) pandemic;

●	our ability to deal appropriately with conflicts of interest in the ordinary course of our business; and

●	other factors detailed under the section entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this prospectus and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you in making an investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section entitled “Where You Can Find Additional Information.”

Unless the context otherwise requires, all references in this prospectus to “SpaceMobile,” the “Company,” the “registrant,” “we,” “us” and “our” in this prospectus refer to AST SpaceMobile, Inc. (formerly known as New Providence Acquisition Corp.).

Our Company

We are an innovative satellite designer and manufacturer. We operate from six locations that include our corporate headquarters and 185,000 square foot satellite assembly, integrating and testing facilities in Midland, Texas, and engineering and development centers in Maryland, Spain, the United Kingdom, and Israel. Also, our 51% owned and controlled subsidiary, Nano, is located in Lithuania.

We and our global partners are building what we believe is the first space-based cellular broadband network designed to be accessible by standard mobile phones. The SpaceMobile Service is expected to provide cost-effective, high-speed mobile broadband services with global coverage to end-users, regardless of where they live or work, without the need to purchase special equipment. We believe the SpaceMobile Service would be the first global space-based cellular broadband network using Low Earth Orbit (“LEO”) satellites to provide connectivity to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT-enabled device. Our innovative satellite designs and components are expected to reduce the communication delay effects which existing geostationary satellite systems experience. The SpaceMobile Service is being designed to provide global coverage for users traveling in and out of areas without terrestrial mobile services on land, at sea or in flight.

We are partnering with Mobile Network Operators (“MNOs”) to offer the SpaceMobile Service to the MNOs’ end-user customers. Accordingly, users will not need to subscribe to the SpaceMobile Service directly with us, nor will they need to purchase any new or additional equipment. We do not anticipate that mobile device manufacturers could unilaterally prohibit the SpaceMobile Service from being offered on their devices, as the service is designed to be complementary to the existing cellular broadband service offered by MNOs. We expect that users will be able to access the SpaceMobile Service when prompted on their device that they are no longer covered by the terrestrial cellular infrastructure of the MNO with the ability to immediately connect or purchase a subscription plan directly with their existing MNO. We generally seek to use a revenue-sharing business model in our agreements with MNOs. As of the date hereof, we have entered into preliminary agreements and understandings with MNOs which collectively cover approximately 1.8 billion mobile subscribers, of which approximately 1.0 billion mobile subscribers are covered by preliminary agreements and understandings that provide for revenue-sharing with us. We estimate that the global market opportunity for our services is more than $1.1 trillion, according to Groupe Speciale Mobile Association (“GSMA”) market data, which represents approximately 5.3 billion mobile subscribers that are constantly moving in and out of coverage. Additionally, approximately 3.7 billion people are unconnected to cellular broadband, including 450.0 million people globally that live in areas with no connectivity or mobile cellular coverage.

The SpaceMobile Service is expected to enable MNOs to augment and extend their coverage by using the MNOs’ spectrum resources without building towers or other land-based infrastructure, including where it is not cost-justified or is difficult due to environmental challenges, such as mountainous or rugged terrain or maritime or aeronautical applications.

The SpaceMobile Service is currently planned to be provided by a network of 168 high-powered, large phased-array satellites in LEO. The worldwide mobile traffic will be directed by the SpaceMobile constellation to gateways via high-throughput Q/V-band links and then directed to the in-country MNOs’ core cellular network infrastructure, located at our dedicated gateways. We anticipate that users will be able to connect to the SpaceMobile Service as if they were using a local cell tower.

On April 1, 2019, we launched our first test satellite, the BlueWalker 1 (“BW1”), which was used to validate our satellite to cellular architecture and was capable of managing communications delays from LEO and the effects of Doppler in a satellite to ground cellular environment using the 4G-LTE protocol. We are currently completing the assembly and testing of our BlueWalker 3 (“BW3”) test satellite. The BW3 test satellite currently is targeted to launch in the summer of 2022 on a Space Exploration Technologies Corp. (“SpaceX”) Falcon 9 vehicle. We are also currently developing and designing our constellation of BlueBird (“BB”) satellites. In order to meet our production and launch targets, we are actively engaged in the procurement of long lead-time satellite componentry and electronics for our BB satellites. We are currently planning to begin launching our first commercial BB satellites during 2023 and expect this to continue through 2025. We are currently targeting to achieve substantial global mobile coverage after the launch of a total of 110 satellites by the end of 2024 and multiple input multiple output (“MIMO”) capabilities during 2025 after the launch of a total of 168 satellites.

The SpaceMobile Service has not yet generated revenue and is not expected to generate revenue until after the commercial launch of the SpaceMobile Service. After we launch and deploy our BB satellites during 2023, we may seek to generate revenue by providing a limited SpaceMobile Service in certain countries. The limited SpaceMobile Service would not be available on a continuous basis and our ability to offer such limited services is dependent upon numerous factors, including execution of definitive commercial agreements with MNOs, agreement by MNOs to provide limited services to their end-user customers, end-user customer acceptance, pricing, availability of active satellites over the country, regulatory approvals, and other factors. As we continue to launch and deploy additional BB satellites during 2024 and 2025, we expect to generate revenue after the commercial launch of the SpaceMobile Service in certain geographical locations beginning in 2024.

The Committed Equity Financing

On May 6, 2022, we entered into the Purchase Agreement and a registration rights agreement (the “Registration Rights Agreement”) with the Selling Stockholder. Pursuant to the Purchase Agreement, we have the right to sell to the Selling Stockholder up to $75,000,000 of shares of our Class A Common Stock (the “Total Commitment”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement, and the timing of any such sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed the registration statement, of which this prospectus forms a part, with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 10,087,876 shares of Class A Common Stock, including (i) up to 10,000,000 shares of Class A Common Stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder from time to time after the Commencement Date (as defined below) under the Purchase Agreement, (ii) 21,969 shares of Class A Common Stock that we issued to the Selling Stockholder as consideration for its commitment to purchase shares of Class A Common Stock at our election under the Purchase Agreement (the “Initial Commitment Shares”) and (iii) an aggregate of 65,907 shares of Class A Common Stock that we may issue to the Selling Stockholder as consideration for its commitment to purchase shares of Class A Common Stock at our election under the Purchase Agreement, if certain conditions are met, as described below (the “Additional Commitment Shares” and, together with the Initial Commitment Shares, the “Commitment Shares”).

Upon the initial satisfaction of the conditions to the Selling Stockholder’s purchase obligations set forth in the Purchase Agreement (the “Commencement”), including that the registration statement, of which this prospectus forms a part, be declared effective by the SEC, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period beginning on the date the Commencement occurs (the “Commencement Date”), to direct the Selling Stockholder to purchase a specified number of shares of Class A Common Stock (each, a “VWAP Purchase”), not to exceed the lesser of (i) 20.0% of the average trading volume (or number) of shares of Class A Common Stock traded on Nasdaq for the 10 day consecutive trading period ending on (and including) the trading day immediately preceding the applicable Purchase Date (as defined below) (such average daily trading volume of Class A Common Stock for such 10 consecutive day trading period the “Purchase Volume Reference Amount”) and (ii) 20.0% of the total aggregate number (or volume) of shares of our Class A Common Stock traded on Nasdaq during the applicable Purchase Valuation Period (as defined below) for such purchase (such lesser amount of shares, the “Maximum Purchase Amount”) (such specified number of shares to be purchased by the Selling Stockholder in such VWAP Purchase, adjusted to the extent necessary to give effect to the applicable Purchase Amount and certain additional limitations set forth in the Purchase Agreement the “Purchase Share Amount”) by timely delivering written notice to the Selling Stockholder (each, a “Purchase Notice”) prior to 9:00 a.m., New York City time, on any trading day (each, a “Purchase Date”), so long as (i) the closing sale price of our Class A Common Stock on Nasdaq on the trading day immediately prior to such Purchase Date is not less than $1.00, subject to adjustment as set forth in the Purchase Agreement (such price, as may be adjusted from time to time in accordance with the Purchase Agreement, the “Threshold Price”) and (ii) all shares of Class A Common Stock subject to all prior purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver such Purchase Notice to the Selling Stockholder.

The per share purchase price that the Selling Stockholder is required to pay for shares of Class A Common Stock in a VWAP Purchase effected by us pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Class A Common Stock (the “VWAP”), calculated in accordance with the Purchase Agreement, for the period (the “Purchase Valuation Period”) beginning at the official open (or “commencement”) of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and ending at the earliest to occur of (i) the official close of the regular trading session on Nasdaq on such Purchase Date, (ii) such time that the total aggregate number (or volume) of shares of Class A Common Stock traded on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) reaches the applicable share volume maximum amount for such VWAP Purchase (the “Purchase Volume Maximum”), calculated by dividing (a) the applicable Purchase Share Amount for such VWAP Purchase by (b) 0.20, and (iii) such time that the trading price of a share of our Class A Common Stock on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such VWAP Purchase specified by us in the Purchase Notice for such VWAP Purchase, or if we do not specify a minimum price threshold for such VWAP Purchase in such Purchase Notice, a price equal to 75.0% of the closing sale price of the Class A Common Stock on the trading day immediately prior to the applicable Purchase Date for such VWAP Purchase) (the “Minimum Price Threshold”), less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

In addition to the regular VWAP Purchases described above, after the Commencement we will also have the right, but not the obligation, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, to direct the Selling Stockholder to purchase, on any trading day, including the same Purchase Date on which a regular VWAP Purchase is effected (if any, although we are not required to effect an earlier regular VWAP Purchase on such trading day), a specified number of shares of our Class A Common Stock (each, an “Intraday VWAP Purchase”), not to exceed the lesser of (such lesser number of shares, the “Intraday VWAP Purchase Maximum Amount”): (i) 20.0% of the same Purchase Volume Reference Amount as applicable to a regular VWAP Purchase (if any) effected on the same Purchase Date and (ii) 20.0% of the total aggregate volume of shares of our Class A Common Stock traded on Nasdaq during the applicable “Intraday Purchase Valuation Period” (determined in the same manner as for a regular VWAP Purchase) for such Intraday VWAP Purchase (such specified number of shares, adjusted to the extent necessary to give effect to the applicable Intraday Maximum Purchase Amount, the “Intraday Purchase Share Amount”), by the delivery to the Selling Stockholder of an irrevocable written purchase notice, after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any prior regular VWAP Purchase (if any) and the Intraday Purchase Valuation Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date (if any) have ended), and prior to 1:30 p.m., New York City time, on such Purchase Date (each, an “Intraday Purchase Notice”), so long as (i) the closing sale price of our Class A Common Stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all shares of Class A Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases by the Selling Stockholder under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver such Intraday Purchase Notice to the Selling Stockholder.

The per share purchase price for the shares of Class A Common Stock that we elect to sell to the Selling Stockholder in an Intraday VWAP Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular VWAP Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular VWAP Purchase, as described above), provided that the VWAP for each Intraday VWAP Purchase effected on a Purchase Date will be calculated over different periods during the regular trading session on Nasdaq on such Purchase Date, each of which will commence and end at different times on such Purchase Date.

There is no upper limit on the price per share that the Selling Stockholder could be obligated to pay for the Class A Common Stock we may elect to sell to it in any VWAP Purchase or any Intraday VWAP Purchase under the Purchase Agreement. In the case of VWAP Purchases and Intraday VWAP Purchases effected by us under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of Class A Common Stock to be purchased by the Selling Stockholder in a VWAP Purchase or an Intraday VWAP Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such VWAP Purchase or Intraday VWAP Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

From and after Commencement, we will control the timing and amount of any sales of Class A Common Stock to the Selling Stockholder. Actual sales of shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of the Class A Common Stock and determinations by us as to the appropriate sources of funding for our business and its operations.

Under the applicable Nasdaq rules, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than 36,310,037 shares of Class A Common Stock, which number of shares is equal to 19.99% of the shares of our Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) we obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by the Selling Stockholder for all of the shares of Class A Common Stock that we direct the Selling Stockholder to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds $8.30 per share (representing the lower of the official closing price of our Class A Common Stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and the average official closing price of our Class A Common Stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement, as adjusted pursuant to applicable Nasdaq rules). Moreover, we may not issue or sell any shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement which, when aggregated with all other shares of Class A Common Stock then beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in the Selling Stockholder beneficially owning more than 4.99% of the outstanding shares of Class A Common Stock (the “Beneficial Ownership Limitation”).

The net proceeds to us from sales we elect to make to the Selling Stockholder under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell shares of our Class A Common Stock to the Selling Stockholder. We expect that any proceeds received by us from such sales to the Selling Stockholder will be used for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our Class A Common Stock after the date of issuance, or our effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which we may offer, issue or sell Class A Common Stock or any securities exercisable, exchangeable or convertible into Class A Common Stock at a future-determined price. The Selling Stockholder has agreed that none of the Selling Stockholder, its sole member, or any entity managed or controlled by the Selling Stockholder or its sole member, or any of their respective officers, will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the Class A Common Stock or hedging transaction that establishes a net short position in the Class A Common Stock during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary of the Commencement Date, (ii) the date on which the Selling Stockholder shall have purchased from us under the Purchase Agreement shares of Class A Common Stock for an aggregate gross purchase price of $75,000,000, (iii) the date on which the Class A Common Stock shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement, (iv) the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving us has been commenced that is not discharged or dismissed prior to such trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of our property or we make a general assignment for the benefit of creditors. We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice to the Selling Stockholder. The Selling Stockholder has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to us upon the occurrence of certain events set forth in the Purchase Agreement. We and the Selling Stockholder may also agree to terminate the Purchase Agreement by mutual written consent. In any case, no termination of the Purchase Agreement will be effective during the pendency of any VWAP Purchase that has not then fully settled in accordance with the Purchase Agreement. Neither we nor the Selling Stockholder may assign or transfer our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by us or the Selling Stockholder.

As consideration for its irrevocable commitment to purchase our Class A Common Stock under the Purchase Agreement, we issued to the Selling Stockholder 21,969 shares of our Class A Common Stock as Initial Commitment Shares upon execution of the Purchase Agreement and the Registration Rights Agreement. In addition, (i) upon the first VWAP Purchase effected by us pursuant to the Purchase Agreement (if any), we will issue 21,969 additional shares of our Class A Common Stock to the Selling Stockholder as Additional Commitment Shares, (ii) upon our receipt of total aggregate gross cash proceeds equal to $25,000,000 from the Selling Stockholder under the Purchase Agreement (if any), we will issue 21,969 additional shares of our Class A Common Stock to the Selling Stockholder as Additional Commitment Shares, and (iii) upon our receipt of total aggregate gross cash proceeds equal to $50,000,000 from the Selling Stockholder under the Purchase Agreement (if any), we will issue an additional 21,969 shares of our Class A Common Stock to the Selling Stockholder as Additional Commitment Shares, totaling 87,876 Commitment Shares (including the 21,969 Initial Commitment Shares we issued to the Selling Stockholder upon execution of the Purchase Agreement). Prior to the date of the Purchase Agreement, we paid the Selling Stockholder $75,000 as reimbursement for the Selling Stockholder’s reasonable legal fees and disbursements incurred in connection with the preparation, negotiation, execution and delivery of the transaction documents and legal due diligence.

We do not know what the purchase price for our Class A Common Stock will be and therefore cannot be certain as to the number of shares we might issue to the Selling Stockholder under the Purchase Agreement after the Commencement Date. As of May 4, 2022, there were 51,841,004 shares of our Class A Common Stock outstanding, of which 43,717,692 shares were held by non-affiliates of the Company. Although the Purchase Agreement provides that we may sell up to $75,000,000 of our Class A Common Stock to the Selling Stockholder, only 10,087,876 shares of our Class A Common Stock are being registered for resale by the Selling Stockholder under this prospectus, representing (i) the 21,969 Initial Commitment Shares that we issued to the Selling Stockholder on May 6, 2022 under the Purchase Agreement, (ii) up to 65,907 Additional Commitment Shares that may be issued to the Selling Stockholder under the Purchase Agreement if certain conditions are met and (iii) 10,000,000 shares of Class A Common Stock that may be issued to the Selling Stockholder from and after the Commencement Date, if and when we elect to sell shares to the Selling Stockholder under the Purchase Agreement. Depending on the market prices of our Class A Common Stock at the time we elect to issue and sell shares to the Selling Stockholder under the Purchase Agreement, we may need to register under the Securities Act additional shares of our Class A Common Stock for resale by the Selling Stockholder in order to receive aggregate gross proceeds equal to the $75,000,000 Total Commitment available to us under the Purchase Agreement. If all of the 10,087,876 shares of Class A Common Stock offered by the Selling Stockholder for resale under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately 16.3% of the total number of shares of our Class A Common Stock outstanding and approximately 18.7% of the total number of outstanding shares of Class A Common Stock held by non-affiliates as of May 4, 2022. If we elect to issue and sell more than 10,087,876 shares of Class A Common Stock offered under this prospectus to the Selling Stockholder, which we have the right, but not the obligation, to do, we must first register under the Securities Act such additional shares of Class A Common Stock for resale by the Selling Stockholder, which could cause additional substantial dilution to our stockholders. The number of shares of our Class A Common Stock ultimately offered for resale by the Selling Stockholder through this prospectus is dependent upon the number of shares or our Class A Common Stock we elect to sell to the Selling Stockholder under the Purchase Agreement from and after the Commencement Date.

There are substantial risks to our stockholders as a result of the issuance and sale of Class A Common Stock to the Selling Stockholder under the Purchase Agreement. These risks include substantial dilution, significant declines in our stock price and our inability to draw sufficient funds when needed. See “Risk Factors.” Issuances of our Class A Common Stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of Class A Common Stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the Selling Stockholder.

Terms of the Offering

Class A Common Stock offered by the Selling Stockholder:	This prospectus relates to the offer and sale of up to 10,087,876 shares of Class A Common Stock by the Selling Stockholder, consisting of:

●	Up to 10,000,000 shares of Class A Common Stock we may, at our election, issue and sell to the Selling Stockholder pursuant to the Purchase Agreement from time to time after the Commencement Date, subject to satisfaction of specified conditions set forth in the Purchase Agreement, and

●	87,876 shares of our Class A Common Stock we issued, or we may issue as Commitment Shares.

Selling Stockholder:	B. Riley Principal Capital, LLC

Shares of Class A Common Stock outstanding:	51,841,004 shares of Class A Common Stock.

Shares of Class A Common Stock outstanding after giving effect to the issuance of the shares registered hereunder:	61,928,880 shares of Class A Common Stock.

Use of proceeds:	We will not receive any proceeds from the sales of Class A Common Stock by the Selling Stockholder pursuant to this prospectus. However, we may receive up to $75,000,000 in aggregate gross proceeds from sales of our Class A Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of Class A Common Stock to the Selling Stockholder after the date of this prospectus. To the extent we sell Class A Common Stock to the Selling Stockholder, we intend to use any proceeds therefrom for general corporate purposes. See “Use of Proceeds” on page 38 of this prospectus.

Risk factors:	Investing in our securities involves a high degree of risk. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest our securities.

Listing:	Our Class A Common Stock is listed on Nasdaq under the symbol “ASTS.”

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our Class A Common Stock and result in a loss of all or a portion of your investment:

●	It is not possible to predict the actual number of shares we will sell to the Selling Stockholder under the Purchase Agreement, or the actual gross proceeds that will result from those sales.

●	Investors who buy shares at different times will likely pay different prices and may experience different levels of return on their investments.

●	Raising additional capital may cause substantial dilution to our stockholders.

●	We may use these proceeds from sales under the Purchase Agreement in ways with which you may not agree.

●	Our SpaceMobile Service is in development and may not be completed on time or at all and the costs associated with it may be greater than expected.

●	We will incur significant expenses and capital expenditures in the future to execute our business plan and develop the SpaceMobile Service, and we may be unable to adequately control our expenses.

●	We will need to raise additional funds to fully implement our planned SpaceMobile Service. These funds may not be available to us when we need them on favorable terms or at all. If we cannot raise additional funds when needed, our operations and prospects could be negatively affected.

●	We are an early stage company with a history of losses and may never become profitable.

●	Rapid and significant technological changes could render the SpaceMobile Service obsolete and impair our ability to compete.

●	We face substantial risks associated with our international operations.

●	Our products could fail to perform or could perform at reduced levels of service because of technological malfunctions or deficiencies, regulatory compliance issues, or events outside of our control, which would harm our business and reputation.

●	We will rely on MNOs and require regulatory approvals to access the spectrum the SpaceMobile Service needs to operate.

●	We have a limited operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

●	We may not be able to launch our satellites successfully. Loss of a satellite during launch could delay or impair our ability to offer our services or reduce our expected potential revenues, and launch insurance, even if it is available, will not fully cover this risk.

●	Our customized hardware and software may be difficult and expensive to service, upgrade or replace.

●	We and our suppliers rely on complex systems and components, which involve a significant degree of risk and uncertainty in terms of operational performance and costs.

●	Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

●	Our business is subject to extensive government regulation worldwide, which mandates how we may operate our business and may increase the cost of providing services and expansion into new markets.

●	We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

●	The multi-class structure of our Common Stock has the effect of concentrating voting power with our Chief Executive Officer, which will limit an investor’s ability to influence the outcome of important transactions, including a change of control.

●	Our principal asset is our interest in AST LLC, and accordingly we depend on distributions from AST LLC to pay dividends, taxes, other expenses, and make any payments required to be made by us under the Tax Receivable Agreement.

●	Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

●	Our outstanding warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

Corporate Information

On April 6, 2021, we completed the Business Combination with New Providence Acquisition Corp. (“NPA”), under which NPA was renamed “AST SpaceMobile, Inc.” and we were organized as an umbrella partnership-C corporation (“Up-C”) structure. As a result of our Up-C structure, we are a holding company and, accordingly, all the business of AST LLC is held directly by AST LLC, of which we are the Managing Member, and our only direct asset consists of the AST LLC Common Units. As the Managing Member of AST LLC, we have full, exclusive and complete discretion to manage and control the business of AST LLC and to take all action we deem necessary, appropriate, advisable, incidental, or convenient to accomplish the purposes of AST LLC set forth in the A&R Operating Agreement, and, accordingly, we present our financial statements on a consolidated basis with AST LLC for all periods following the Business Combination. As of the open of trading on April 7, 2021, the Class A Common Stock and warrants of AST SpaceMobile, formerly those of NPA, began trading on Nasdaq as “ASTS” and “ASTSW,” respectively.

Our principal executive offices are located at Midland International Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706, and our telephone number is (432) 276-3966. Our website address is www.ast-science.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Sources of Industry and Market Data

Where information has been sourced from a third party, the source of such information has been identified. Unless otherwise indicated, the information contained in this prospectus on the market environment, market developments, growth rates, market trends and competition in the markets in which we operate is taken from publicly available sources, including third-party sources, or reflects our estimates that are principally based on information from publicly available sources.

Emerging Growth Company, Smaller Reporting Company and Controlled Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of NPA’s initial public offering of units, the base offering of which closed on September 13, 2019, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700.0 million as of the prior June 30; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250.0 million as of the end of that fiscal year’s second fiscal quarter, or (ii) our annual revenues exceed $100.0 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700.0 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

As of the date of this prospectus, Avellan and his permitted transferees hold all of the Class C Common Stock, which prior to the Sunset Date will entitle such holders to cast the lesser of 10 votes per share and the Class C Share Voting Amount, the latter of which is a number of votes per share equal to (1) (x) an amount of votes equal to 88.3% of the total voting power of our outstanding voting stock, minus (y) the total voting power of our outstanding capital stock owned or controlled by Abel Avellan and his permitted transferees, divided by (2) the number of shares of our Class C Common Stock then outstanding. As a result, as of the date of this prospectus, Avellan and his permitted transferees control approximately 88.3% of the combined voting power of our Common Stock, and may control a majority of our voting power so long as the Class C Common Stock represents at least 9.1% of our total Common Stock. The practical effect of the formula used to calculate the Class C Share Voting Amount is that it will cap the aggregate voting power of the Class C Common Stock so that, in most scenarios, the voting power of the Class C Common Stock will not increase, or will increase more slowly than it would otherwise in the event the Class C holders acquire additional voting stock in the Company. As a result of the holdings of Mr. Avellan and his permitted transferees, we qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our Board of Directors consists of independent directors, (ii) we have a compensation committee that is composed entirely of independent directors and (iii) director nominees be selected or recommended to the board by independent directors.

We rely on certain of these exemptions. As a result, we do not have a nominating and corporate governance committee consisting entirely of independent directors and our directors will not be nominated or selected solely by independent directors. We may also rely on the other exemptions so long as we qualify as a controlled company. To the extent we rely on any of these exemption, holders of Class A Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition, or operating results could be harmed by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our securities could decline due to any of these risks, and, as a result, you may lose all or part of your investment.

In the course of conducting our business operations, we are exposed to a variety of risks. These risks are generally inherent to the alternative asset management industry or otherwise generally impact alternative asset managers like us. Any of the risk factors we describe below have affected or could materially adversely affect our business, financial condition and results of operations. The market price of shares of our Class A Common Stock could decline, possibly significantly or permanently, if one or more of these risks and uncertainties occurs. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to the Offering

It is not possible to predict the actual number of shares we will sell to the Selling Stockholder under the Purchase Agreement, or the actual gross proceeds that will result from those sales.

On May 6, 2022, we entered into the Purchase Agreement with the Selling Stockholder, pursuant to which the Selling Stockholder has committed to purchase up to $75,000,000 of our Class A Common Stock, subject to certain limitations and the satisfaction of the conditions set forth in the Purchase Agreement. From and after the Commencement Date, as such term is defined under “The Committed Equity Financing” below, we will have the right, but not the obligation, to sell shares of Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement from time to time over a period of up to 24 months beginning on the Commencement Date.

We generally have the right to control the timing and amount of any sales of our shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement. Sales of our Class A Common Stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our Class A Common Stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement. Depending on market liquidity at the time, resales of those shares by the Selling Stockholder may cause the public trading price of our Class A Common Stock to decrease.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Class A Common Stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Class A Common Stock at the time we elect to sell shares to the Selling Stockholder pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of shares of Class A Common Stock that we will sell to the Selling Stockholder under the Purchase Agreement, the purchase price per share that the Selling Stockholder will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by the Selling Stockholder under the Purchase Agreement.

We are registering 10,087,876 shares of our Class A Common Stock under this prospectus. If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more than the 10,087,876 shares of Class A Common Stock being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $75,000,000 under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement. Additionally, under the applicable rules of Nasdaq, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than the Exchange Cap (as such term is defined in the Purchase Agreement), unless we first (i) obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules and (ii) file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement. In addition, the Selling Stockholder will not be required to purchase any shares of Class A Common Stock if such sale would result in the Selling Stockholder’s beneficial ownership exceeding the Beneficial Ownership Limitation, which is defined in the Purchase Agreement as 4.99% of the outstanding shares of Class A Common Stock. Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

Investors who buy shares at different times will likely pay different prices and may experience different levels of return on their investments.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to the Selling Stockholder. If and when we do elect to sell shares of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement, after the Selling Stockholder has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Stockholder at different times will likely pay different prices for those shares, and so may experience different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid to the Selling Stockholder for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Raising additional capital may cause substantial dilution to our stockholders.

Any issuance and sale by us under the Purchase Agreement of a substantial amount of shares of our Class A Common Stock in addition to the shares of Class A Common Stock being registered for resale by the Selling Stockholder under this prospectus could cause additional substantial dilution to our stockholders. The number of shares of our Class A Common Stock ultimately offered for sale by the Selling Stockholder is dependent upon the number of shares of Class A Common Stock, if any, we ultimately elect to sell to the Selling Stockholder under the Purchase Agreement. In addition, we may seek capital through other means, including private and public equity offerings, “at-the-market” issuances, equity-linked and structured transactions, convertible debt financings and other committed equity financing arrangements.

We may use these proceeds from sales under the Purchase Agreement in ways with which you may not agree.

We will not receive any proceeds from the sale of the Class A Common Stock being offered by the Selling Stockholder pursuant to this prospectus. However, we may receive up to $75,000,000 in aggregate gross proceeds from sales of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement that we may, in our discretion, elect to make, from and after the Commencement Date from time to time over a period of up to 24 months beginning on the Commencement Date. The net proceeds we receive from sales of shares of our Class A Common Stock, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of Class A Common Stock to the Selling Stockholder after the Commencement Date. To the extent we sell Class A Common Stock to the Selling Stockholder, we currently intend to use any proceeds therefrom for general corporate purposes; however, we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds we may receive from sales of Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement are being used by us in a manner agreeable to you. You must rely on management’s judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes that do not immediately improve our profitability or increase the price of our Class A Common Stock.

Risks Related to Our Business and Industry

Our SpaceMobile Service is in development and may not be completed on time or at all and the costs associated with it may be greater than expected.

While we currently estimate the capital asset investments required for the manufacture and launch of the SpaceMobile Service will be approximately $1.9 billion, there can be no assurance that we will complete the SpaceMobile Service and related infrastructure, products and services on a timely basis, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to frequent delays and cost over-runs. For example, the BW3 launch was delayed and the BW3 development costs exceeded initial estimates. Development of the SpaceMobile Service, which is utilizing new technology, may suffer from delays, interruptions or increased costs due to many factors, some of which may be beyond our control, including:

●	the failure of the SpaceMobile Service to work as expected as a result of technological or manufacturing difficulties, design issues or other unforeseen matters;

●	lower than anticipated demand and acceptance for the SpaceMobile Service and mobile satellite services in general;

●	the inability to obtain capital to finance the SpaceMobile Service and related infrastructure, products and services on acceptable terms or at all;

●	engineering and/or manufacturing performance failing or falling below expected levels of output or efficiency;

●	denial or delays in receipt of regulatory approvals or non-compliance with conditions imposed by regulatory authorities;

●	the breakdown or failure of equipment or systems;

●	the inability to reach commercially viable agreements with launch providers that can accommodate the technical specifications of our satellites, proposed orbits and resulting satellite coverage, and proposed launch timing;

●	launch costs which may exceed our estimates;

●	non-performance by third-party contractors or suppliers;

●	the inability to develop or license necessary technology on commercially reasonable terms or at all;

●	launch delays or failures or deployment failures or in-orbit satellite failures once launched;

●	the inability to reach commercially viable cooperative agreements to license spectrum with one or more MNOs;

●	the inability to negotiate agreements with mobile network operators relating to the SpaceMobile Service that would supersede memoranda of understanding;

●	labor disputes or disruptions in labor productivity or the unavailability of skilled labor;

●	increases in the costs of materials or services, including due to inflation;

●	changes in project scope;

●	increased competition;

●	additional requirements imposed by changes in laws or regulations;

●	geopolitical events, such as the outbreak of war or hostilities, as well as related sanctions and other trade restrictions;

●	the COVID-19 pandemic and other public health events; or

●	severe weather or catastrophic events such as fires, earthquakes, storms (including space storms and adverse weather in space) or explosions.

If any of the above events occur, they could have a material adverse effect on our ability to continue to develop the SpaceMobile Service and related infrastructure, products and services, which would materially adversely affect our business, financial condition and results of operations.

We will incur significant expenses and capital expenditures in the future to execute our business plan and develop the SpaceMobile Service, and we may be unable to adequately control our expenses.

We will incur significant expenses and capital expenditures in the future to further our business plan and develop the SpaceMobile Service, including expenses to:

●	design, develop, assemble and launch our satellites;

●	design and develop the components of the SpaceMobile Service;

●	conduct research and development;

●	purchase raw materials and components;

●	launch and test our systems;

●	expand our design, development, maintenance and repair capabilities; and

●	increase our general and administrative functions to support our growing operations.

Because we will incur much of the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significant. Also, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses. Our ability to become profitable in the future will not only depend on our ability to successfully launch satellites and build the SpaceMobile Service, but also to control costs. If we are unable to efficiently design, manufacture, launch and service our satellites or experiences significant delays during such development, our potential margins, potential profitability and prospects would be materially and adversely affected.

We will need to raise additional funds to fully implement our planned SpaceMobile Service. These funds may not be available to us when we need them on favorable terms or at all. If we cannot raise additional funds when needed, our operations and prospects could be negatively affected.

The design, manufacture, integration, testing, assembly and launch of satellites and related components and related ground infrastructure is a capital-intensive venture. We currently estimate the capital asset investment required for the manufacture and launch of the first 20 BB satellites to be in the range of approximately $260.0 to $300.0 million, and approximately $1.9 billion for the manufacture and launch of the 168 BB satellites we expect will be necessary to offer the full SpaceMobile Service. We expect that we will have sufficient capital to fund planned operations and development for at least the next 12 months. In the event that the gross costs associated with designing, building and launching the SpaceMobile Service are greater than expected, we may exhaust our existing capital more rapidly than expected. We intend to seek to raise additional capital prior to the commencement of the commercial services. Also, we will need to raise additional capital to continue to fund our operations, develop and launch satellites required to provide substantial global mobile coverage of the SpaceMobile Service. We expect to raise additional funds through the issuance of equity, equity related or debt securities, or through obtaining credit from government or financial institutions or commercial partners. This capital may be necessary to fund our ongoing operations, continue research, development and design efforts, improve infrastructure, and launch satellites. To the extent we seek to raise funds in the capital markets, our ability to do so will depend upon market conditions, and recent events including the COVID-19 pandemic and escalation of hostilities in the Ukraine have caused, and may continue to cause, volatility in the capital markets. We cannot be certain that additional funds will be available to us on the timelines we may need, on favorable terms if required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects could be materially adversely affected.

We are an early stage company with a history of losses and may never become profitable.

We incurred a net loss attributable to common stockholders of $30.6 million for the year ended December 31, 2021 and have incurred net losses of approximately $70.5 million from our inception through December 31, 2021. We will continue to incur operating and net losses each quarter until at least the time we begin generating revenue as a result of planned launches of our commercial satellites, which is not currently expected to begin until 2023 at the earliest. The likelihood of success of our business plan must be considered in light of the substantial challenges, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the competitive environment in which we operate. The development of a satellite-based global direct wireless broadband network and related intellectual property is a speculative undertaking, involves a substantial degree of risk, is a capital-intensive business and may ultimately fail. If we cannot successfully execute our plan to develop a global direct wireless broadband network from LEO satellites, referred to as SpaceMobile Service, our business will not succeed.

Our potential profitability is dependent upon the successful development and successful commercial introduction and acceptance of SpaceMobile Service, which may not occur. Even if we are able to successfully develop our SpaceMobile Service, there can be no assurance that it will be commercially successful and become profitable on a sustained basis, if at all. We expect to have quarter-to-quarter fluctuations in revenues, expenses and capital expenditures, some of which could be significant, due to research, development, manufacturing expenses and the investments required to manufacture and launch the SpaceMobile Service constellation satellites.

We will rely on MNOs and require regulatory approvals to access the spectrum the SpaceMobile Service needs to operate.

Unlike traditional mobile satellite services, the SpaceMobile Service does not deliver service over spectrum allocated for mobile satellite use. Rather, the SpaceMobile Service is designed to deliver service over spectrum allocated for terrestrial mobile use. To do so, regulators in each country where we will offer the SpaceMobile Service will need to approve the SpaceMobile Service’s use of spectrum in this manner. We cannot be sure that these regulatory approvals will be forthcoming or, if received, that they will be issued at a time and on terms and conditions that will allow us to meet our business plan. We will also need to reach cooperative agreements with MNOs under which they will agree to provide us with access to their licensed spectrum on suitable terms and conditions. We cannot be sure that such agreements can be reached or that the terms of such agreements will allow us to provide the SpaceMobile Service for a sufficient period of time or on terms and conditions that will allow us to meet our business plan.

We have a limited operating history and operate in a rapidly evolving industry, which makes it difficult to evaluate our business and future prospects and increases the risk of your investment.

Formed in May 2017, we have a limited operating history in the satellite communications industry, which is rapidly evolving. As a result, there is limited information on which investors can base an evaluation of our business, strategy, operating plan, results and prospects. We intend to derive substantially all of our revenues from the SpaceMobile Service, which is still in the beginning stages of development. There are also no assurances that we will be able to secure future business with, or to convert existing memoranda of understanding into definitive commercial agreements with, MNOs, who are in turn expected to market and sell the SpaceMobile Service to their existing customers as the end-user.

It is difficult to predict future revenues and appropriately budget for expenses, and we have limited insight into trends that may emerge and affect our business. We are a pre-revenue company facing substantial business and operational risks, including a relatively untested market strategy, all of which makes forecasting future business results particularly difficult and results in a significant level of execution risk.

Our ability to successfully implement our business plan will depend on a number of factors outside of our control.

The success of our business plan is dependent on a number of factors outside of our control, including:

●	the ability to maintain the functionality, capacity and control of the SpaceMobile Service and satellite network once launched;

●	the ability to access MNO spectrum on suitable terms to us;

●	the level of market acceptance and demand for our products and services from MNOs and their end-user customers;

●	the ability to introduce products and services that satisfy market demand;

●	the ability to comply with all applicable regulatory requirements in the countries in which we plan to operate;

●	the effectiveness of competitors in developing and offering similar services and products;

●	consumer acceptance of initial phases of the SpaceMobile Service;

●	the ability to find third parties to successfully launch our satellites; and

●	the ability to maintain competitive prices for our products and services and to control our expenses.

Also, if the experience of the SpaceMobile Service’s end-users is not reasonably equivalent to the experience they have using a terrestrial network, we may not achieve widespread consumer acceptance.

We are highly dependent on the services of Abel Avellan, our founder, Chairman and Chief Executive Officer, and if we are unable to retain Mr. Avellan, attract and retain key employees and hire qualified management, technical and engineering personnel, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. We are highly dependent on the services of Abel Avellan, our founder, Chairman and Chief Executive Officer. Mr. Avellan is the source of many of the unique technologies and development of our business. If Mr. Avellan were to discontinue his employment with the Company due to death, disability or for any other reason, we would be significantly disadvantaged. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel, in particular engineers. Experienced and highly skilled employees are in high demand, competition for these employees can be intense and there may be concerns regarding new employees’ unauthorized disclosure of competitors’ trade secrets, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. Because our satellites are based on a different technology platform than traditional LEO satellites, individuals with sufficient training in our technology may not be available to hire, and as a result, we will need to expend significant time and expense training the employees we do hire. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our global business strategy. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

Rapid and significant technological changes could render the SpaceMobile Service obsolete and impair our ability to compete.

The satellite communications industry is subject to rapid advances and innovations in technology. We may face competition in the future from companies using new technologies and new satellite systems. New technology could render the planned SpaceMobile Service obsolete or less competitive by satisfying customer demand in more attractive ways or through the introduction of incompatible standards. Particular technological developments that could adversely affect the business plan may include the deployment by our competitors of new satellites with greater power, flexibility, efficiency or capabilities than ours, as well as continuing improvements in terrestrial wireless technologies. For us to keep pace with technological changes and remain competitive, we may need to make significant capital expenditures, including capital to design and launch new products and services. Customer acceptance of the products and services that we offer may be affected continually by technology-based differences in product and service offerings compared to those of our competitors. New technologies may also be protected by patents or other intellectual property laws and therefore may not be available. Any failure to implement new technology within our SpaceMobile Service may compromise our ability to compete.

If we fail to manage our future growth effectively, our business, prospects, operating results and financial condition may be materially adversely affected.

We intend to expand our operations significantly as we develop the SpaceMobile Service and commence commercial operations. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include:

●	hiring and training new personnel;

●	assembling, operating and servicing the satellite network;

●	developing new technologies;

●	controlling expenses and investments in anticipation of expanded operations;

●	upgrading the existing operational management and financial reporting systems to comply with requirements as a public company; and

●	implementing and enhancing administrative infrastructure, systems and processes.

Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our business plan, on our ability to attract and retain professionals, and on our business, financial condition and results of operations.

Also, as we introduce new services or enter into new markets, we may face new market, technological, operational, compliance and administrative risks and challenges, including risks and challenges unfamiliar to us. We may not be able to mitigate these risks and challenges to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our business, prospects, financial condition and results of operations.

We could fail to achieve revenue, or experience a decline in revenue, as a result of increasing competition from companies in the wireless communications industry, including wireless and other satellite operators, and from the extension of land-based communications services or new technologies.

We may face increased competition from new competitors, new technologies or new equipment, including new LEO constellations and expansion of existing geostationary satellite systems or new technology that could eliminate the need for a satellite system. Satellite service providers or others that rely on satellites for their business purposes and end markets, including us, face a currently challenging industry as evidenced by the recent bankruptcies of OneWeb and Intelsat. The provision of satellite-based services and products is subject to downward price pressure when capacity exceeds demand. In addition to satellite-based competitors, terrestrial voice and data service providers, both wireline and wireless, could further expand into rural and remote areas and provide the same general types of services and products that we intend to provide. Although satellite communications services and terrestrial communications services are not perfect substitutes, the two compete in some markets and for some services and this competition may increase if the SpaceMobile Service proves successful. Consumers generally perceive terrestrial wireless voice communication products and services as less expensive and more convenient than those that are satellite-based. As a result of competition, we may not be able to successfully launch our SpaceMobile Service or products, retain our customers and attract new customers.

We face competition from existing and potential competitors in the telecommunications industry, including terrestrial and satellite-based network systems.

The mobile satellite services industry at-large is highly competitive, and we currently face substantial general competition from other service providers that offer a range of mobile and fixed communications options. There are also a number of competitors working to develop innovative solutions to compete in this industry. Also, while we view our services as largely complementary to terrestrial wireline and wireless communications networks through our MNO partnerships, we also compete with them indirectly.

We face competition from other service providers that offer a range of mobile and fixed communications options, such as Inmarsat, Globalstar, ORBCOMM, Thuraya Telecommunications Co. and Iridium Communications. We also face competition from companies developing new LEO networks, such as SpaceX’s Starlink, OneWeb and Amazon’s Kuiper. A continuing trend toward consolidation and strategic alliances in the telecommunications industry, as well as the potential development of new satellite constellations, could give rise to significant new competitors.

We also will compete with regional mobile satellite communications services in several geographic markets. In these cases, the majority of our competitors’ customers require regional, not global, mobile voice and data services so competitors may present a viable alternative to the SpaceMobile Service. These regional competitors operate or plan to operate geostationary satellites. In some markets, we compete directly or indirectly with very small aperture terminal operators that offer communications services through private networks using very small aperture terminals or hybrid systems to target business users. We also compete indirectly with terrestrial wireline and wireless communications networks and to the extent that terrestrial communications companies invest in underdeveloped areas, we may face increased competition in those areas. Furthermore, some foreign competitors may benefit from government subsidies, or other protective measures, afforded by their home countries.

Some of these competitors, as well as other existing companies that may seek to enter the markets we serve, may have larger amounts of capital and other resources, have access to financing and capital resources on more advantageous terms, and may provide more efficient products or services than we will be able to provide, any of which could reduce our market share and adversely affect our revenues and business.

We will be dependent on third parties to market and sell our products and services.

We intend to partner with MNOs, and accordingly will rely on them to market and sell our products and services to end-users and to determine the prices end-users pay. As a result of these arrangements, we will be dependent on the performance of our commercial partners to generate most of our revenue. Such commercial partners will operate independently of us, which exposes us to significant risks. Commercial partners may not commit the necessary resources to market and sell our products and services and may also market and sell competitive products and services. Also, such commercial partners may not comply with the laws and regulatory requirements in their local jurisdictions, which could limit their ability to market or sell our products and services.

We are currently party to a number of preliminary agreements and understandings with MNOs. However, before we can offer the service, we will need to negotiate definitive commercial agreements with MNOs, which would supersede these preliminary agreements and understandings. There can be no assurance that we will be able to negotiate such definitive commercial agreements on terms acceptable to us. Also, many of these preliminary agreements and understandings will need to be renewed, as their terms will end before we launch the SpaceMobile Service. If current or future commercial partners do not perform adequately or agree to commercially reasonable terms acceptable to us, we may be unable to increase our revenue in these markets or enter new markets, and we may not realize our expected growth, and our brand image and reputation could be damaged.

We rely on third parties for a supply of equipment, satellite components and services.

Our business depends in large part on our ability to execute our plans to assemble, integrate and test our satellites and components. We rely on multiple suppliers to supply and produce certain highly technical components. Any failure of these suppliers or others to perform could require us to seek alternative suppliers or to expand our production capabilities, which could incur additional costs and have a negative impact on our cost or supply of components. Also, production or logistics in supply or production areas or transit to final destinations can be disrupted for a variety of reasons, including, but not limited to, natural and man-made disasters, information technology system failures, transportation difficulties, commercial disputes, military actions, economic, business, labor, environmental, public health or political issues or international trade disputes. If any of our suppliers terminate their relationships with us, fail to provide equipment or services on a timely basis, or fail to meet performance expectations, we may be unable to provide products or services to customers in a competitive manner, which could in turn negatively affect our financial results and reputation.

Our continued development of our SpaceMobile Service is and will be subject to risks, including with respect to:

●	securing necessary components on acceptable terms and in a timely manner;

●	delays in delivery of final component designs to our suppliers;

●	our ability to attract, recruit, hire and train skilled employees;

●	quality controls;

●	legal or regulatory limitations placed on our launch providers as a result of geopolitical actions or otherwise;

●	satellite launch or deployment failures;

●	negotiation of agreements with launch providers;

●	delays or disruptions in our supply chain; and

●	other delays and cost overruns.

We do not know whether we will be able to develop efficient, automated, low-cost production capabilities and processes and reliable sources of component supply that will enable us to successfully operate our SpaceMobile Service. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

We and our suppliers rely on complex systems and components, which involve a significant degree of risk and uncertainty in terms of operational performance and costs.

We and our suppliers rely on complex systems and components for the operation and assembly of our satellites, which involve a significant degree of uncertainty and risk in terms of operational performance and costs. These components may suffer unexpected malfunctions from time to time and may require repairs and spare parts to resume operations, which may not be readily available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in various components, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the monetary losses, delays, unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all of which could have a material adverse effect on our business, prospects, financial condition or operating results.

We face substantial risks associated with our international operations.

We plan to offer our SpaceMobile Service globally and intend to partner with a number of foreign MNOs. Also, we have development offices or teams in Spain, the United Kingdom and Israel and own a controlling interest in a company located in Lithuania. We also source supplies from international suppliers. Operating in foreign countries poses substantial risks, including:

●	difficulties in developing products and services that are tailored to the needs of local customers;

●	unavailability of, or difficulties in establishing, relationships with local MNOs;

●	instability of international economies and governments, including geo-political conflicts; such as the recent conflict in Ukraine and resulting economic sanctions;

●	changes in laws and policies affecting trade and investment in other jurisdictions;

●	exposure to varying legal standards, including data privacy, security and intellectual property protection in other jurisdictions;

●	difficulties in obtaining required regulatory authorizations;

●	difficulties in enforcing legal rights in other jurisdictions;

●	local domestic ownership requirements;

●	requirements that certain operational activities be performed in-country;

●	changing and conflicting national and local regulatory requirements;

●	foreign currency exchange rates and exchange controls; and

●	ongoing compliance with the U.S. Foreign Corrupt Practices Act, U.S. export controls, anti-money laundering and trade sanction laws, and similar anti-corruption and international trade laws in other countries.

MNOs will expose us to currency exchange risk, and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

Upon the launch of the SpaceMobile Service, we anticipate generating a significant portion of revenues from our agreements with international MNOs. As a result, our international operations will be sensitive to currency exchange risks. We anticipate having currency exposure arising from both sales and purchases denominated in foreign currencies, as well as intercompany transactions. Significant changes in exchange rates between foreign currencies in which we anticipate transacting business and the U.S. dollar may adversely affect our results of operations and financial condition.

Pursuing strategic transactions may cause us to incur additional risks.

We may pursue acquisitions, joint ventures or other strategic transactions from time to time. We may face costs and risks arising from any such transactions, including integrating a new business into our business or managing a joint venture. These risks may include adverse legal, organizational and financial consequences, loss of key customers and distributors, and diversion of management’s time.

Also, any major business combination or similar strategic transaction may require significant additional financing. Further, depending on market conditions, investor perceptions of us and other factors, we might not be able to obtain financing on acceptable terms, in acceptable amounts, or at appropriate times to implement any such transaction.

We may be negatively affected by global economic conditions.

Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk as individual consumers, businesses and governments may postpone spending in response to tighter credit, negative financial news, declines in income or asset values, or budgetary constraints. Reduced demand could cause a significant delay in the launch of our satellites or the development of the SpaceMobile Service which in turn could cause a decline in our anticipated future revenue and make it more difficult to operate profitably in the future, potentially compromising our ability to pursue our business plan. We expect our future growth rate will be affected by the condition of the global economy, increased competition, maturation of the satellite communications industry, and the difficulty in sustaining high growth rates as we increase in size.

The ongoing COVID-19 pandemic may disrupt our operations and affect our ability to successfully complete the research and development of the SpaceMobile Service on a timely basis.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, including the supply chain for computer chips, and created significant volatility and disruption in the financial and capital markets. We are unable to accurately predict the full impact that the ongoing COVID-19 pandemic will have on our planned development of the SpaceMobile Service, our financial condition, and operational activities due to numerous factors that are not within our control, including the duration and severity of the outbreak, stay-at-home orders, business closures, governmental efforts to distribute vaccines and overall vaccination rates, travel restrictions, supply chain disruptions and employee illness or quarantines, which could result in disruptions to our operations and adversely impact our operations and financial condition. Also, the COVID-19 pandemic has resulted in ongoing volatility in the financial and capital markets. If our access to capital is restricted or associated borrowing costs increase as a result of developments in financial markets relating to the COVID-19 pandemic, our operations and financial condition could be adversely impacted. Any future delays as a result of the COVID-19 pandemic would delay our phased development.

Risks Related to Our Satellites and Planned SpaceMobile Service

We may not be able to launch our satellites successfully. Loss of a satellite during launch could delay or impair our ability to offer our services or reduce our expected potential revenues, and launch insurance, even if it is available, will not fully cover this risk.

We will rely on third parties to launch our satellites. If we fail to find third parties to launch our satellites or if the third parties fail to perform or delay their performance, the SpaceMobile Service may not be made operational in the anticipated timeframe or at all.

Also, we may not be able to operate our satellites successfully due to mechanical deployment failures after launch or problems occurring during the deployment once in space. In addition, we may not achieve the desired altitudes to operate our satellites which could result in a failure of our satellites to operate as planned.

We expect to insure the launch, over time, of all or a portion of 168 satellites to operate the SpaceMobile Service as intended, but do not intend to insure our satellites once they are launched for their remaining in-orbit operational lives. Launch insurance currently costs approximately 5.0% to 10.0% of the insured value of the satellite (including launch costs), but may vary depending on market conditions and the safety record of the launch vehicle. We may choose not to insure every launch or to only partially insure some or all launches. Even if a lost satellite is fully insured, acquiring a replacement satellite may be difficult and time consuming. Furthermore, the insurance does not cover lost revenue.

We expect any launch failure insurance policies that we obtain to include specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage arising from acts of war, lasers, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written.

If launch insurance rates were to rise substantially, all of the launch costs would increase. Also, in light of increasing costs, the scope of insurance exclusions and limitations on the nature of the losses for which we can obtain insurance, or other business reasons, we may conclude that it does not make business sense to obtain third-party insurance and may decide to pursue other strategies for mitigating the risk of a satellite launch failure, such as obtaining relaunch guaranties from the launch provider. It is also possible that insurance could become unavailable, either generally or for a specific launch vehicle, or that new insurance could be subject to broader exclusions on coverage, in which event we would bear the risk of launch failures.

Our satellites may experience operational problems, which could affect our ability to provide an acceptable level of service to the end-user customers.

Once the SpaceMobile Service is developed and operational, we may experience temporary intermittent signal disruptions, dropped connections, call initiation failures or data transmission disruptions. If the magnitude or frequency of such problems occurs repeatedly, we may no longer be able to provide a commercially acceptable level of service, our business and financial results and reputation would be harmed and our ability to pursue our business plan would be compromised. Also, failure to provide an acceptable level of service could cause MNOs to seek other solutions for their customers.

From time to time, we may reposition our satellites within the constellation to optimize service, which could result in degraded service during the repositioning period. Although we will have some ability to remedy some types of problems affecting the performance of satellites remotely from the ground, the physical repair of our satellites in space is not feasible.

Our products could fail to perform or could perform at reduced levels of service because of technological malfunctions or deficiencies, regulatory compliance issues, or events outside of our control, which would harm our business and reputation.

Our products and services are subject to the risks inherent in a global, complex telecommunications system employing advanced technology and heavily regulated by, among others, the FCC and similar authorities internationally. Any disruption to our satellites, services, information systems or telecommunications infrastructure, or regulatory compliance issues, could result in the inability or reduced ability of end-user customers to receive services for an indeterminate period of time. These customers may include government agencies conducting mission-critical work throughout the world, as well as consumers and businesses located in remote areas of the world and operating under harsh environmental conditions where traditional telecommunications services may not be readily available. Any disruption to the SpaceMobile Service or extended periods of reduced levels of service could cause us to lose customers or revenue, result in delays or cancellations of future implementations of our products and services, result in failure to attract customers, or result in litigation, customer service or repair work that would involve substantial costs and distract management from operating our business. The failure of any of the diverse elements of the planned SpaceMobile Service, including our satellites, to function as required could render the SpaceMobile Service unable to perform at the quality and capacity levels required for success. Any system failures, repeated product failures or shortened product life, or extended reduced levels of service could reduce our expected sales, increase costs, or result in warranty or liability claims or litigation, and harm our business.

Our satellites have a limited life and may fail prematurely, which would cause our network to be compromised and materially and adversely affect our business, prospects and potential profitability.

We may experience in-orbit malfunctions of our satellites once launched, which could adversely affect the reliability of their service or result in total failure of the satellite. In-orbit failure of a satellite may result from various causes, including component failure, loss of power or fuel, inability to control positioning of the satellite, solar or other astronomical events, including solar radiation, wind and flares, and space debris. Other factors that could affect the useful lives of our satellites include the quality of construction, gradual degradation of solar panels and the durability of components. Radiation-induced failure of satellite components may result in damage to, or loss of, a satellite before the end of its expected life. Although we would not incur any direct cash costs related to the failure of a satellite, if a satellite fails, we would expect to record an impairment charge in our statement of operations to reduce the remaining net book value of that satellite to zero, and any such impairment charges could depress our net income for the period in which the failure occurs.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar services and products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our core technology and intellectual property and to keep our use of exclusive licenses. To accomplish this, we will rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

●	any patent applications we submit may not result in the issuance of patents;

●	the scope of our issued patents, including our patent claims, may not be broad enough to protect our proprietary rights;

●	our issued patents may be challenged or invalidated by our competitors;

●	our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

●	third parties may independently develop technologies that are the same or similar to ours;

●	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and

●	current and future competitors may circumvent our intellectual property.

Patent, trademark, copyright and trade secret laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside the United States. Also, we may have difficulty enforcing our rights against a competitor where an infringement occurs in outer space.

Our intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. Also, our competitors may design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.

We may in the future become subject to claims that our devices or services violate the patent or intellectual property rights of others, which could be costly and disruptive to us.

We operate in an industry that is susceptible to significant intellectual property litigation. Although we maintain insurance to cover the cost of intellectual property litigation (currently $7.0 million for defending infringement claims and $10.0 million to bring offensive infringement claims), the defense of an intellectual property suit is both costly and time-consuming, even if ultimately successful, and may divert management’s attention from other business concerns. An adverse determination in litigation to which we may become a party could, among other things:

●	subject us to significant liabilities to third parties, including lost profit and treble damages that are not covered by insurance;

●	require disputed rights to be licensed from a third party for royalties that may be substantial;

●	require us to cease using technology that is important to our business; or

●	prohibit us from using some or all of our devices or offering some or all of our services.

Our customized hardware and software may be difficult and expensive to service, upgrade or replace.

Some of the hardware and software we use in operating our SpaceMobile Service is significantly customized and tailored to meet our requirements and specifications and could be difficult and expensive to service, upgrade or replace. Although we expect to maintain inventories of some spare parts, it nonetheless may be difficult, expensive or impossible to obtain replacement parts for the hardware due to a limited number of those parts being manufactured to our requirements and specifications. Also, our business plan contemplates updating or replacing some of the hardware and software in our network as technology advances, but the complexity of our requirements and specifications may present us with technical and operational challenges that complicate or otherwise make it expensive or infeasible to carry out such upgrades and replacements. If we are not able to suitably service, upgrade or replace our equipment, our ability to provide our services and therefore to generate revenue could be harmed.

Our networks and those of our third-party service providers and MNOs may be vulnerable to security risks.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our ability to compete for business, manage our risks, and protect our customers and our reputation. Our network and those of our third-party service providers, MNOs and our customers may be vulnerable to unauthorized access, computer attacks, viruses and other security problems. Persons who circumvent security measures could wrongfully access and obtain or use information on our network or cause service interruptions, delays or malfunctions in our devices, services or operations, any of which could harm our reputation, cause demand for our products and services to fall, and compromise our ability to pursue our business plan. Recently, there have been reported a number of significant, widespread security attacks and breaches that have compromised network integrity for many companies and governmental agencies, in some cases reportedly originating from outside the United States. Also, there are reportedly private products available in the market today which may attempt to unlawfully intercept communications made using our network. We may be required to expend significant resources to respond to, contain, remediate, and protect against these attacks and threats, including compliance with applicable data breach and security laws and regulations, and to alleviate problems, including reputational harm and litigation, caused by these security incidents. In the event of such a security incident, our customer contracts may not adequately protect us against liability to third parties with whom our customers conduct business. Although we have implemented and intend to continue to implement security measures, these measures may prove to be inadequate. These security incidents could have a significant effect on our systems, devices and services, including system failures and delays that could limit network availability, which could harm our business and our reputation and result in substantial liability.

Our satellites may collide with space debris or another spacecraft, which could adversely affect the performance of our SpaceMobile Service.

Although we expect to comply with best practices and international orbital debris mitigation requirements to actively maneuver our satellites to avoid potential collisions with space debris or other spacecraft, including an onboard propulsion system and altitude and orbit control system, these abilities are limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of, and predicted collisions with, debris objects tracked and cataloged by governments or other entities. Additionally, some space debris is too small to be tracked and therefore its orbital location is unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our satellites should a collision occur. If our satellites collide with space debris or other spacecraft, our SpaceMobile Service could be impaired. Also, a failure of one or more of our satellites or the occurrence of equipment failures, collision damage, or other related problems that may result during the de-orbiting process could constitute an uninsured loss and could materially harm our financial condition.

Risks Related to Our Legal and Regulatory Matters

Our business is subject to extensive government regulation worldwide, which mandates how we may operate our business and may increase the cost of providing services and expansion into new markets.

Our ownership and operation of a satellite communications system and the sale of services from such system are subject to significant regulation in the United States, including by the FCC, the U.S. Department of Commerce and others, and in foreign jurisdictions by similar local authorities. The rules and regulations of these U.S. and foreign authorities may change, and such authorities may adopt regulations that limit or restrict our operations as presently conducted or currently contemplated. Such authorities may also make changes in the licenses of our partners or competitors that affect their spectrum, and may significantly affect our business. Further, because regulations in each country are different, we may not be aware if some of our partners or persons with whom we do business do not hold the requisite licenses and approvals. Our failure to provide services in accordance with the terms of our licenses or our failure to operate our satellites or ground stations as required by our licenses and applicable laws and government regulations could result in the imposition of government sanctions and/or monetary fines, including the suspension or cancellation of our licenses.

Our ability to provide service to our customers and generate revenues could be harmed by adverse governmental regulatory actions.

Our business is subject to extensive government regulation. Our ability to secure all requisite governmental approvals is not assured, and the process of obtaining governmental authorizations and permits can be very time-consuming and time-sensitive, and require compliance with a wide array of administrative and procedural rules. Our pending application seeking FCC approval for market access of our satellite constellation in V-band frequencies in the U.S. has been opposed by multiple competitors in the satellite mobile and terrestrial wireless businesses and we have no assurance if, and when, the requested authority will be forthcoming or what terms and conditions the FCC might impose on a grant. Multiple parties also have objected to both the process by which we propose to request authority to use spectrum generally allocated for terrestrial broadband mobile services and to the substance of that request. We have no assurance regarding the outcome of these objections. A failure by us to obtain required approvals could compromise our ability to generate revenue or conduct our business in one or more countries. Our requests for regulatory approvals may be subject to challenges by adverse parties and these challenges may delay or prevent favorable action. Furthermore, regulatory approvals can be issued subject to conditions that have an adverse effect on our ability to implement our business plan.

The government approvals required for us to operate the SpaceMobile Service need to be periodically renewed and renewal is not guaranteed. The approvals also are subject to revocation, and we may be subject to fines, forfeitures, penalties or other sanctions if any issuing authority were to find that we are not in compliance with the applicable rules, regulations or policies. The regulatory obligations we must meet are complex, vary greatly from country to country, and are subject to interpretation. We cannot give any assurance that the governments will agree with or accept our compliance efforts.

The regulations we and our competitors must adhere to are subject to change by the issuing governmental authorities and there is no guarantee that changes will not be made that are adverse to our business. Regulatory changes, such as those resulting from judicial decisions or the adoption of treaties, legislation or regulations in countries where we operate or intend to operate may also significantly affect our business.

Our ability to offer one or more services in important countries or regions of the world may be limited due to regulatory requirements.

Though anticipated to provide global service, the SpaceMobile Service may be limited in some jurisdictions by local regulations. For example, some countries have local domestic ownership requirements, or requirements for physical facilities or gateways within their jurisdictions, that may be difficult for us to satisfy. In some countries, we may not be able to reach a commercially viable agreement with an MNO that will enable us to access the spectrum needed to deliver the SpaceMobile Service. The inability to offer or provide the SpaceMobile Service in some major international markets could impair us from achieving our revenue and international growth plans.

We expect to provide our SpaceMobile Service in the U.S. and elsewhere on frequencies not regularly allocated for mobile-satellite service, which requires regulatory approval, and there can be no assurance that we will receive or be able to maintain such approval.

The SpaceMobile Service will utilize end-user frequencies that are not allocated to satellite services. Instead, the SpaceMobile Service will be delivered to end-user customers over frequencies generally allocated for terrestrial broadband mobile services. The SpaceMobile Service’s use of spectrum generally allocated for terrestrial broadband mobile services, and our ability to access the U.S. market, will need approval by the FCC. If the FCC does not provide approval, our business will be significantly, adversely affected, and the provision of the SpaceMobile Service could be delayed or diminished, which could have a material adverse effect on our business, financial condition and results of operations. Because terrestrial mobile frequencies are licensed to carriers throughout the U.S., our use of such spectrum will be pursuant to a cooperative arrangement with one or more MNOs, such as spectrum leasing agreements. Our access to this spectrum will be subject to approval or notification by the regulatory licensing authority, and any such approval or notification may be delayed or rejected, which may substantially affect our business. Under such arrangements, we will not be the license holder for the spectrum, and our continued access to and use of the frequencies will be subject to the ongoing consent of the MNO, and to the terms and conditions of the cooperative agreement with such MNO. There can be no assurance that we can reach suitable cooperative agreements with MNOs or that such agreements will continue for the life of the SpaceMobile Service.

The shared use of the terrestrial broadband spectrum by us and the MNO will require the implementation of procedures and safeguards to avoid interference to other users. While we believe our SpaceMobile Service will be able to avoid such interference through our patented technology, because the SpaceMobile Service is a new and innovative service that has not yet been implemented, the nature, extent and effectiveness of these interference avoidance techniques, and their effect on the service we will deliver, remains to be practically proven. If the SpaceMobile Service causes or receives harmful interference, it could have a material adverse effect on our business, financial condition and results of operations.

The SpaceMobile Service may qualify as a commercial mobile radio service which will subject us to a variety of ongoing regulatory requirements.

Government regulators have adopted a broad array of regulations governing the terms and conditions of wireless service designed to protect consumers and the public interest. While our arrangements with the MNOs will address some of these requirements, these regulatory obligations may prove burdensome and could have an adverse effect on our business. If we fail to comply in any material respect with any of these regulatory requirements, we could be subject to sanctions and financial penalties, including the loss of authority to provide service.

Risks Related to Our Organizational Structure

We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As of the date of this prospectus, Mr. Avellan and his permitted transferees hold all of the Class C Common Stock, which prior to the Sunset Date will entitle such holders to cast the lesser of 10 votes per share and the Class C Share Voting Amount, the latter of which is a number of votes per share equal to (1) (x) an amount of votes equal to 88.3% of the total voting power of our outstanding voting stock, minus (y) the total voting power of our outstanding capital stock owned or controlled by Mr. Avellan and his permitted transferees, divided by (2) the number of shares of our Class C Common Stock then outstanding. As a result, as of the date of this prospectus, Mr. Avellan and his permitted transferees control approximately 88.3% of the combined voting power of our Common Stock, and may control a majority of our voting power so long as the Class C Common Stock represents at least 9.1% of our total Common Stock. As a result of Mr. Avellan and his permitted transferees holdings, we qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our Board of Directors consist of independent directors, (ii) we have a compensation committee that is composed entirely of independent directors and (iii) director nominees be selected or recommended to the board by independent directors.

We rely on certain of these exemptions. As a result, we do not have a nominating and corporate governance committee consisting entirely of independent directors and our directors were not nominated or selected solely by independent directors. We may also rely on the other exemptions so long as we qualify as a controlled company. To the extent we rely on any of these exemptions, holders of our Class A Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The multi-class structure of our Common Stock has the effect of concentrating voting power with our Chief Executive Officer, which will limit an investor’s ability to influence the outcome of important transactions, including a change of control.

Holders of shares of our Class A Common Stock are entitled to cast one vote per share of Class A Common Stock, while holders of shares of our Class C Common Stock are (1) prior to the Sunset Date, entitled to cast the lesser of (x) 10 votes per share and (y) the Class C Share Voting Amount and (2) from and after the Sunset Date, entitled to cast one vote per share. As of the date of this prospectus, Mr. Avellan and his permitted transferees controlled approximately 88.3% of the combined voting power of our Common Stock as a result of their ownership of all of our Class C Common Stock. Accordingly, while we do not intend to issue additional Class C Common Stock in the future, Mr. Avellan will be able to exercise control over all matters requiring our stockholders’ approval, including the election of our directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Avellan may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company, and might ultimately affect the market price of shares of our Class A Common Stock.

We cannot predict the impact our multi-class structure may have on the stock price of our Class A Common Stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of our Class A Common Stock less attractive to other investors. As a result, the market price of shares of our Class A Common Stock could be adversely affected.

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:

●	it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

●	it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of developing and providing access to a space-based cellular broadband network to be accessible by standard smartphones and not primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as a communications company and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above. Furthermore, we treat AST LLC as a majority-owned subsidiary for purposes of the Investment Company Act. Therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Accordingly, we do not believe that we or AST LLC will be an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Also, we believe we will not be an investment company under section 3(b)(1) of the Investment Company Act because we will be primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including AST LLC) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among AST LLC, us or our senior management team, or any combination thereof and materially and adversely affect our business, financial condition and results of operations.

Because members of our senior management team hold most or all of their economic interest in AST LLC through other entities, conflicts of interest may arise between them and holders of shares of Class A Common Stock or us.

Because members of our senior management team hold most or all of their economic interest in AST LLC directly through holding companies rather than through ownership of shares of Class A Common Stock, they may have interests that do not align with, or conflict with, those of the holders of Class A Common Stock or with us. For example, members of our senior management team may have different tax positions from those of the Company and/or holders of Class A Common Stock, which could influence their decisions regarding whether and when to enter into certain transactions or dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. Also, the structuring of future transactions and investments may take into consideration the members’ tax considerations even where no similar benefit would accrue to us.

Risks Related to Tax

Our principal asset is our interest in AST LLC, and accordingly we depend on distributions from AST LLC to pay dividends, taxes and other expenses, and make any payments required to be made by us under the Tax Receivable Agreement.

We are a holding company and have no material assets other than our ownership of AST LLC Common Units. We do not have independent means of generating revenue or cash flow, and our ability to pay our taxes, operating expenses, and any dividends in the future is dependent upon the financial results and cash flows of AST LLC. There can be no assurance that AST LLC will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants under debt instruments, will permit such distributions. If AST LLC does not distribute sufficient funds to us to pay our taxes or other liabilities, we may default on contractual obligations or need to borrow additional funds, which may not be available. In the event that we are required to, and able to, borrow additional funds, it could adversely affect our liquidity and subject us to additional restrictions imposed by lenders.

AST LLC is treated as partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated, for U.S. federal income tax purposes, to the holders AST LLC Common Units. Under the terms of the A&R Operating Agreement, AST LLC is obligated to make pro rata tax distributions to holders of AST LLC Common Units calculated at certain assumed rates. In addition to tax expenses, we will also incur expenses related to our operations, including payment obligations under the Tax Receivable Agreement, which could be significant and some of which will be reimbursed by AST LLC (excluding payment obligations under the Tax Receivable Agreement). For so long as we are the Managing Member (as defined in the A&R Operating Agreement) of AST LLC, we intend to cause AST LLC to make ordinary distributions and tax distributions to the holders of AST LLC Common Units on a pro rata basis in amounts sufficient to enable us to cover all applicable taxes, relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by us. However, AST LLC’s ability to make such distributions may be subject to various limitations and restrictions, including, but not limited to, retention of amounts necessary to satisfy the obligations of AST LLC and its subsidiaries and restrictions on distributions that would violate any applicable restrictions contained in AST LLC’s debt agreements, or any applicable law, or that would have the effect of rendering AST LLC insolvent. To the extent we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Additionally, nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments under the Tax Receivable Agreement, which could be material.

If the distributions received from AST LLC exceed our actual tax liabilities and obligations to make payments under the Tax Receivable Agreement, our Board of Directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on our Class A Common Stock. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders.

The Tax Receivable Agreement requires us to make cash payments to the TRA Holders in respect of certain tax benefits and such payments may be substantial. In certain cases, payments under the Tax Receivable Agreement may (i) exceed any actual tax benefits the Tax Group realizes or (ii) be accelerated.

In connection with the Business Combination, we entered into the Tax Receivable Agreement. Pursuant to the Tax Receivable Agreement, we are generally required to pay the TRA Holders (as defined in the Tax Receivable Agreement) 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that we and any applicable consolidated, unitary, or combined Subsidiaries (the “Tax Group”) realize, or are deemed to realize, as a result of certain “Tax Attributes,” which include:

●	existing tax basis in certain assets of AST LLC and certain of its direct or indirect Subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service, attributable to AST LLC Common Units acquired by us from a TRA Holder (including AST LLC Common Units held by a Blocker Corporation (as defined in the Tax Receivable Agreement) acquired by us in a Reorganization Transaction (as defined in the Tax Receivable Agreement)), each as determined at the time of the relevant acquisition;

●	tax basis adjustments resulting from taxable exchanges of AST LLC Common Units (including any such adjustments resulting from certain payments made by us under the Tax Receivable Agreement) acquired by us from a TRA Holder pursuant to the terms of the A&R Operating Agreement;

●	tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement; and

●	certain tax attributes of Blocker Corporations holding AST LLC Common Units that are acquired directly or indirectly by us pursuant to a Reorganization Transaction.

Payments under the Tax Receivable Agreement generally will be based on the tax reporting positions that we determine (with the amount of subject payments determined in consultation with an advisory firm and subject to the TRA Holder Representative’s review and consent), and the IRS or another taxing authority may challenge all or any part of a position taken with respect to Tax Attributes or the utilization thereof, as well as other tax positions that we take, and a court may sustain such a challenge. In the event that any Tax Attributes initially claimed or utilized by the Tax Group are disallowed, the TRA Holders will not be required to reimburse us for any excess payments that may previously have been made pursuant to the Tax Receivable Agreement, for example, due to adjustments resulting from examinations by taxing authorities. Rather, any excess payments made to such TRA Holders will be applied against and reduce any future cash payments otherwise required to be made by us to the applicable TRA Holders under the Tax Receivable Agreement, after the determination of such excess. However, a challenge to any Tax Attributes initially claimed or utilized by the Tax Group may not arise for a number of years following the initial time of such payment and, even if challenged earlier, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. As a result, there might not be future cash payments against which such excess can be applied and we could be required to make payments under the Tax Receivable Agreement in excess of the Tax Group’s actual savings in respect of the Tax Attributes.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) we exercise our early termination rights under the Tax Receivable Agreement, (ii) certain changes of control of the Company or AST LLC occur (as described in the A&R Operating Agreement), (iii) we, in certain circumstances, fail to make a payment required to be made pursuant to the Tax Receivable Agreement by its final payment date, which non-payment continues for 60 days following such final payment date or (iv) we materially breach (or are deemed to materially breach) any of our material obligations under the Tax Receivable Agreement other than as described in the foregoing clause (iii) and, in the case of clauses (iii) and (iv), unless certain liquidity related or restrictive covenant related exceptions apply, our obligations under the Tax Receivable Agreement will accelerate (if the TRA Holder Representative so elects in the case of clauses (ii)-(iv)) and, we will be required to make a lump-sum cash payment to all the TRA Holders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to there being sufficient future taxable income of the Tax Group to fully utilize the Tax Attributes over certain specified time periods and that all AST LLC Common Units (including AST LLC Common Units held by Blocker Corporations) that had not yet been exchanged for Class A Common Stock or cash are deemed exchanged for cash. The lump-sum payment could be material and could materially exceed any actual tax benefits that the Tax Group realizes subsequent to such payment.

Payments under the Tax Receivable Agreement will be our obligations and not obligations of AST LLC. Any actual increase in our allocable share of AST LLC and its relevant subsidiaries’ tax basis in relevant assets, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the market price of the Class A Common Stock at the time of an exchange of AST LLC Common Units by a TRA Holder pursuant to the terms of the A&R Operating Agreement and the amount and timing of the recognition of the Tax Group’s income for applicable tax purposes. While many of the factors that will determine the amount of payments that we will be required to make under the Tax Receivable Agreement are outside of our control, we expect that the aggregate payments we will be required to make under the Tax Receivable Agreement could be substantial and, if those payments substantially exceed the tax benefit we realize in a given year or in the aggregate, could have an adverse effect on our financial condition, which may be material.

Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Additionally, nonpayment for a specified period and/or under certain circumstances may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the Tax Attributes that may be deemed realized under the Tax Receivable Agreement. Increases in income tax rates, changes in income tax laws or disagreements with tax authorities can adversely affect our, AST LLC’s or its subsidiaries’ business, financial condition or results of operations.

We could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

We could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law, including increases in applicable tax rates and limitations on deductions and credits, could reduce our after-tax income and adversely affect our business and financial condition.

Our effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex and often open to interpretation. In the future, the tax authorities could challenge our interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. Changes to tax laws may also adversely affect our ability to attract and retain key personnel.

Risks Related to Owning our Class A Common Stock

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Additionally, once we no longer qualify as a “smaller reporting company,” we will be required to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An adverse report may be issued in the event our independent registered public accounting firm is not satisfied with the level at which our controls are documented, designed or operating.

A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the entity’s financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. On April 12, 2021, the Acting Chief Accountant and Acting Director of the Division of Corporation Finance of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (the “SEC Staff Statement”). Following this issuance of the SEC Staff Statement, after consultation with our independent registered public accounting firm, our management and our audit committee concluded that, in light of the SEC Staff Statement, it was appropriate to restate our previously issued audited financial statements as of and for the years ended December 31, 2020 and 2019. See “—Our outstanding warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.” As part of such process, we identified a material weakness in our internal controls over financial reporting which was remediated.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A Common Stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation or golden parachute payments not previously approved.

Our status as an emerging growth company will end as soon as any of the following takes place:

●	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	December 31, 2024, the last day of the fiscal year ending after the fifth anniversary of NPA’s initial public offering.

We cannot predict if investors will find our securities less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our securities less attractive because we rely on any of these exemptions, there may be a less active trading market for our securities and the market price of those securities may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period, difficult because of the potential differences in accounting standards used.

A significant portion of our total outstanding shares of our Class A Common Stock (or shares of our Class A Common Stock that may be issued in the future pursuant to the exchange or redemption of AST LLC Common Units) is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

Subject to certain exceptions, pursuant to that certain Stockholders’ Agreement, dated as of April 6, 2021, by and among the Company and the Stockholder Parties (“Stockholders’ Agreement”), the Stockholder Parties are contractually restricted from transferring any SpaceMobile Common Stock held by such party (other than approximately 2,500,000 shares of Class A Common Stock purchased by certain Existing Equityholders in the Private Investment in Public Equity Investment) for a period of one year following the Closing of our initial Business Combination, or April 6, 2022 (the “Lock-Up Period”).

Following the expiration of the Lock-Up Period, no Stockholder Party will be restricted from selling shares of our Class A Common Stock held by it or that may be received by it in exchange for AST LLC Common Units or warrants, as the case may be, other than by applicable securities laws. As such, sales of a substantial number of shares of our Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A Common Stock. As of the date of this prospectus, the Stockholder Parties collectively owned approximately 81.4% of our outstanding Common Stock, representing approximately 96.2% of the voting power of our Common Stock, and the AST Equityholders, in turn, owned approximately 71.5% of the AST LLC Common Units. As restrictions on resale end, the sale or possibility of sale of these shares of Class A Common Stock could have the effect of increasing the volatility in the market price of our Class A Common Stock, or decreasing the market price itself.

Exercise of outstanding warrants to purchase our Class A Common Stock will result in dilution to our stockholders.

As of March 31, 2022, there were 17,598,700 outstanding warrants to purchase 17,598,700 shares of our Class A Common Stock at an exercise price of $11.50 per share, which may be exercised at any time. To the extent such warrants are exercised, additional shares of our Class A Common Stock will be issued, which will result in dilution to the holders of our Class A Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A Common Stock.

As a holding company, we will depend on the ability of AST LLC to make distributions to us.

We are a holding company and do not have any significant operations or assets other than our ownership of partnership interests in AST LLC. Distributions from AST LLC will be our primary source of funds to meet ongoing cash requirements, including future debt service payments, if any, and other expenses. The inability of AST LLC to make distributions in an amount sufficient to enable us to meet our cash requirements at the holding company level could have an adverse effect on our operations and our ability to pay dividends to our stockholders if our board of directors determined to do so in the future and/or meet our debt service obligations, if any.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third party.

Our Bylaws require, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our Second Amended and Restated Certificate of Incorporation (“Charter”) or Bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware, except any claim (a) as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (c) for which the Court of Chancery does not have subject matter jurisdiction, or (d) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, our Bylaws provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. For more information, see “Description of Capital Stock.”

General Risk Factors

The market price and trading volume of our securities may be volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A Common Stock in spite of our operating performance. We cannot assure you that the market price of our Class A Common Stock will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

●	the realization of any of the risk factors presented in this prospectus;

●	developments involving our competitors;

●	variations in our operating performance and the performance of our competitors in general;

●	difficult global market and economic conditions;

●	loss of investor confidence in the global financial markets and investing in general;

●	inability to attract, retain or motivate our directors, officers or other key personnel;

●	adverse market reaction to indebtedness we may incur, securities we may grant under our 2020 Plan or otherwise, or any other securities we may issue in the future, including shares of Class A Common Stock;

●	failure to meet securities analysts’ earnings estimates;

●	publication of negative or inaccurate research reports about us or our industry or the failure of securities analysts to provide adequate coverage of the Class A Common Stock in the future;

●	speculation in the press or investment community about our business;

●	additions and departures of key employees and personnel;

●	competition for talent and skill sets required;

●	commencement of, or involvement in, litigation involving us;

●	the volume of shares of our Class A Common Stock available for public sale;

●	additional or unexpected changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;

●	increases in compliance or enforcement inquiries and investigations by regulatory authorities, including as a result of regulations mandated by the Dodd-Frank Act and other initiatives of various regulators that have jurisdiction over us; and

●	adverse publicity about our industry.

Information available in public media that is published by third parties, including blogs, articles, message boards and social and other media may include statements not attributable to the Company and may not be reliable or accurate.

We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, message boards and social and other media. This includes coverage that is not attributable to statements made by our officers or associates. Information provided by third parties may not be reliable or accurate, may travel quickly through social media, and could materially impact the trading price of our Class A Common Stock.

We may be subject to securities class action litigation, which may harm our business, financial condition and results of operations.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and damages, and divert management’s attention from other business concerns, which could seriously harm our business, financial condition and results of operations.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future on-payment outcome in a legal proceeding could have an adverse impact on our business, financial condition and results of operations. Also, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs and a diversion of management’s attention and resources that are needed to successfully run our business.

Our outstanding warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Chief Accountant and Acting Director of the Division of Corporation Finance of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”). The SEC Staff Statement sets forth the conclusion of the SEC’s Office of the Chief Accountant that certain provisions included in the warrant agreements entered into by many special purpose acquisition companies require such warrants to be accounted for as liabilities measured at fair value, rather than as equity securities, with changes in fair value during each financial reporting period reported in earnings. As a result of the SEC Staff Statement, we reevaluated the accounting treatment of our warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our audited Consolidated Balance Sheets as of December 31, 2021 and 2020 contained elsewhere in this prospectus are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

An active trading market for our securities may not be maintained.

We can provide no assurance that we will be able to maintain an active trading market for our Class A Common Stock on Nasdaq or any other exchange in the future. If an active market for our securities is not maintained, or if we fail to satisfy the Nasdaq continued listing standards for any reason and our securities are delisted, it may be difficult for our security holders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock and acquire other complementary products, services, technologies or businesses by using our shares of capital stock as consideration.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our securities is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts, and the analysts who publish information about our Company may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or on-payment research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

USE OF PROCEEDS

This prospectus relates to the offer and resale of up to 10,087,876 shares of Class A Common Stock by the Selling Stockholder, which consist of shares of Class A Common Stock that we may, in our discretion, elect to issue and sell to the Selling Stockholder, from time to time after the Commencement Date, pursuant to the Purchase Agreement, in which the Selling Stockholder has committed, subject to satisfaction of specified conditions, to purchase from us, at our direction, up to $75,000,000 of our Class A Common Stock, subject to limitations specified in the Purchase Agreement.

We are not selling any shares of Class A Common Stock being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Stockholder. However, we may receive up to $75,000,000 in aggregate gross proceeds from sales of our Class A Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the Commencement Date, pursuant to the Purchase Agreement.

We intend that any funds we receive from our sale of shares to the Selling Stockholder under the Purchase Agreement will be used for general corporate purposes. We will have broad discretion in the way that we use these proceeds.

The Selling Stockholder will pay any underwriting discounts and commissions and expenses incurred by it for brokerage, accounting, tax or legal services or any other expenses incurred by it in disposing of the Class A Common Stock. We will bear all other costs, fees and expenses incurred in effecting the registration of the Class A Common Stock covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

THE COMMITTED EQUITY FINANCING

On May 6, 2022, we entered into the Purchase Agreement and the Registration Rights Agreement with the Selling Stockholder. Pursuant to the Purchase Agreement, subject to satisfaction of specified conditions in the Purchase Agreement on and after the Commencement Date, we will have the right to sell to the Selling Stockholder up to $75,000,000 of our Class A Common Stock, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Class A Common Stock pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to the Selling Stockholder under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed the registration statement, of which this prospectus forms part, with the SEC to register under the Securities Act the resale by the Selling Stockholder of up to 10,087,876 shares of Class A Common Stock, consisting of (i) 87,876 Commitment Shares that we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of Class A Common Stock at our election under the Purchase Agreement, and (ii) up to 10,000,000 shares of Class A Common Stock that we may elect, in our sole discretion, to issue and sell to the Selling Stockholder, from time to time from and after the Commencement Date under the Purchase Agreement.

We do not have the right to commence any sales of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement until the Commencement Date, which is the date on which all of the conditions to the Selling Stockholder’s purchase obligation set forth in the Purchase Agreement have been initially satisfied, including that the registration statement that includes this prospectus be declared effective by the SEC and the final form of this prospectus is filed with the SEC. From and after the Commencement Date, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period beginning on the Commencement Date, to direct the Selling Stockholder to purchase up to a specified maximum amount of shares of Class A Common Stock in one or more VWAP Purchases and Intraday VWAP Purchases as set forth in the Purchase Agreement by timely delivering a written Purchase Notice for each VWAP Purchase, and timely delivering a written Intraday VWAP Purchase Notice for each Intraday VWAP Purchase, if any, to the Selling Stockholder in accordance with the Purchase Agreement on any trading day we select as the Purchase Date therefor, so long as (i) the closing sale price of our Class A Common Stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all shares of Class A Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver such notice to the Selling Stockholder.

From and after the Commencement Date, the Company will control the timing and amount of any sales of Class A Common Stock to the Selling Stockholder. Actual sales of shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement will depend on a variety of factors to be determined by us from time to time, including, among other things, market conditions, the trading price of our Class A Common Stock and determinations by us as to the appropriate sources of funding for the Company and its operations.

Under the applicable Nasdaq rules, in no event may we issue to the Selling Stockholder under the Purchase Agreement shares of Class A Common Stock in excess of the Exchange Cap, which is 36,310,037 shares of Class A Common Stock (such number of shares equal to 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Purchase Agreement), unless (i) we obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by the Selling Stockholder for all of the shares of Class A Common Stock that we direct the Selling Stockholder to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds $8.30 per share (representing the lower of the official closing price of our Class A Common Stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and the average official closing price of our Class A Common Stock on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement, as adjusted pursuant to applicable Nasdaq rules). Moreover, we may not issue or sell any shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement which, when aggregated with all other shares of Class A Common Stock then beneficially owned by the Selling Stockholder and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in the Selling Stockholder beneficially owning any shares of Class A Common Stock in excess of the Beneficial Ownership Limitation, which is defined in the Purchase Agreement as 4.99% of the outstanding shares of Class A Common Stock.

The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of Class A Common Stock to the Selling Stockholder. To the extent we sell shares under the Purchase Agreement, we currently plan to use any proceeds therefrom for general corporate purposes.

Neither we nor the Selling Stockholder may assign or transfer any of our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by the parties.

As consideration for its irrevocable commitment to purchase our Class A Common Stock under the Purchase Agreement, we issued to the Selling Stockholder 21,969 shares of our Class A Common Stock as Initial Commitment Shares upon execution of the Purchase Agreement and the Registration Rights Agreement. In addition, (i) upon the first VWAP Purchase effected by us pursuant to the Purchase Agreement (if any), we will issue 21,969 additional shares of our Class A Common Stock to the Selling Stockholder as Additional Commitment Shares, (ii) upon our receipt of total aggregate gross cash proceeds equal to $25,000,000 from the Selling Stockholder under the Purchase Agreement (if any), we will issue 21,969 additional shares of our Class A Common Stock to the Selling Stockholder as Additional Commitment Shares, and (iii) upon our receipt of total aggregate gross cash proceeds equal to $50,000,000 from the Selling Stockholder under the Purchase Agreement (if any), we will issue an additional 21,969 shares of our Class A Common Stock to the Selling Stockholder as Additional Commitment Shares, totaling 87,876 Commitment Shares (including the 21,969 Initial Commitment Shares we issued to the Selling Stockholder upon execution of the Purchase Agreement). Prior to the date of the Purchase Agreement, we paid the Selling Stockholder $75,000 as reimbursement for the Selling Stockholder’s reasonable legal fees and disbursements incurred in connection with the preparation, negotiation, execution and delivery of the transaction documents and legal due diligence.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the registration statement that includes this prospectus and are available electronically on the SEC’s website at www.sec.gov.

Purchases of Class A Common Stock Under the Purchase Agreement

VWAP Purchases

From and after the Commencement Date, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period beginning on the Commencement Date, to direct the Selling Stockholder to purchase a specified number of shares of Class A Common Stock, not to exceed the applicable Purchase Maximum Amount in a VWAP Purchase under the Purchase Agreement, by timely delivering a Purchase Notice to the Selling Stockholder prior to 9:00 a.m., New York City time, on any trading day we select as the Purchase Date for such VWAP Purchase, so long as:

●	the closing sale price of our Class A Common Stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price (subject to adjustment as set forth in the Purchase Agreement);

●	all shares of Class A Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder in accordance with the Purchase Agreement prior to the time we deliver such Purchase Notice to the Selling Stockholder.

The Purchase Maximum Amount applicable to such VWAP Purchase under the Purchase Agreement will be equal to the lesser of:

●	20.0% of the applicable Purchase Volume Reference Amount for such VWAP Purchase and
●	20.0% of the total aggregate number (or volume) of shares of our Class A Common Stock traded on Nasdaq during the applicable Purchase Valuation Period for such purchase.

The Purchase Volume Reference Amount for such VWAP Purchase will be a number of shares equal to the average daily trading volume (or number) of shares of Class A Common Stock traded on Nasdaq for the 10 consecutive trading day period ending on (and including) the trading day immediately preceding the applicable Purchase Date for such VWAP Purchase.

The actual number of shares of Class A Common Stock that the Selling Stockholder will be required to purchase in a VWAP Purchase, which we refer to as the Purchase Share Amount, will be equal to the number of shares that we specify in the applicable Purchase Notice, subject to adjustment to the extent necessary to give effect to the applicable Purchase Maximum Amount and other applicable limitations set forth in the Purchase Agreement, including the Beneficial Ownership Limitation and, if then applicable, the Exchange Cap.

The per share purchase price that the Selling Stockholder will be required to pay for the Purchase Share Amount in a VWAP Purchase effected by us pursuant to the Purchase Agreement, if any, will be equal to the VWAP of our Class A Common Stock for the applicable Purchase Valuation Period on the Purchase Date for such VWAP Purchase, less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period. The Purchase Valuation Period for a VWAP Purchase is defined in the Purchase Agreement as the period beginning at the official open (or “commencement”) of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and ending at the earliest to occur of:

●	the official close of the regular trading session on Nasdaq on such Purchase Date,
●	such time that the total aggregate number (or volume) of shares of Class A Common Stock traded on Nasdaq during such Purchase Valuation Period reaches the applicable Purchase Volume Maximum for such VWAP Purchase, which will be determined by dividing (a) the applicable Purchase Share Amount for such VWAP Purchase by (b) 0.20, or
●	such time that the trading price of a share of our Class A Common Stock on Nasdaq during such Purchase Valuation Period falls below the applicable Minimum Price Threshold for such purchase specified by us in the Purchase Notice for such VWAP Purchase, or if we do not specify a Minimum Price Threshold in such Purchase Notice, a price equal to 75.0% of the closing sale price of the Class A Common Stock on the trading day immediately prior to the applicable Purchase Date for such VWAP Purchase.

Intraday VWAP Purchases

In addition to the regular VWAP Purchases described above, after the Commencement Date, we will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct the Selling Stockholder to purchase, on any trading day we select as the Purchase Date therefor (including the same Purchase Date on which an earlier regular VWAP Purchase was effected by us (as applicable), although we are not required to effect an earlier regular VWAP Purchase on such Purchase Date in order to effect an Intraday VWAP Purchase on such Purchase Date), a specified number of shares of our Class A Common Stock, not to exceed the applicable Intraday Purchase Volume Maximum in an Intraday VWAP Purchase under the Purchase Agreement, by timely delivering a written Intraday VWAP Purchase Notice to the Selling Stockholder after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any prior regular VWAP Purchase (if any) and the Intraday VWAP Purchase Valuation Period(s) for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date (if any) have ended), and prior to 1:30 p.m., New York City time, on such Purchase Date, so long as:

●	the closing sale price of our Class A Common Stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price, and
●	all shares of our Class A Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases effected by us under the Purchase Agreement have been received by the Selling Stockholder prior to the time we deliver such Intraday VWAP Purchase Notice to the Selling Stockholder.

The Intraday Purchase Volume Maximum applicable to such Intraday VWAP Purchase will be equal to the lesser of:

●	20.0% of the same Purchase Volume Reference Amount applicable to a regular VWAP Purchase effected earlier on the same Purchase Date (if any), and
●	20.0% of the total aggregate number (or volume) of shares of our Class A Common Stock traded on Nasdaq during the applicable Intraday Purchase Valuation Period for such Intraday VWAP Purchase.

The actual number of shares of Class A Common Stock that the Selling Stockholder will be required to purchase in an Intraday VWAP Purchase, which we refer to as the Intraday Purchase Share Amount, will be equal to the number of shares that we specify in the applicable Intraday Purchase Notice, subject to adjustment to the extent necessary to give effect to the applicable Intraday Purchase Maximum Amount and other applicable limitations set forth in the Purchase Agreement, including the Beneficial Ownership Limitation and, if then applicable, the Exchange Cap.

The per share purchase price that the Selling Stockholder will be required to pay for the Intraday Purchase Share Amount in an Intraday VWAP Purchase effected by us pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular VWAP Purchase, except that the VWAP used to determine the purchase price for the Intraday Purchase Share Amount to be purchased in an Intraday VWAP Purchase will be equal to the VWAP for the applicable Intraday Purchase Valuation Period on the Purchase Date for such Intraday VWAP Purchase, less a fixed 3.0% discount to the VWAP for such Intraday Purchase Valuation Period. The Intraday Purchase Valuation Period for an Intraday Purchase is defined in the Purchase Agreement as the period during the regular trading session on Nasdaq on such Purchase Date, beginning 30 minutes after the latest to occur of:

●	such time that the applicable Intraday VWAP Purchase Notice is timely received by the Selling Stockholder,
●	such time that the Purchase Valuation Period for any prior regular VWAP Purchase effected on the same Purchase Date (if any) has ended, and
●	such time that the Intraday VWAP Purchase Valuation Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date (if any) has ended, and ending at the earliest to occur of:
●	the official close of the regular trading session on Nasdaq on such Purchase Date,
●	such time that the total aggregate number (or volume) of shares of Class A Common Stock traded on Nasdaq during such Intraday Purchase Valuation Period reaches the applicable Intraday Purchase Volume Maximum for such Intraday VWAP Purchase, which will be determined by dividing (a) the applicable Intraday Purchase Share Amount for such Intraday VWAP Purchase by (b) 0.20, and
●	such time that the trading price of a share of our Class A Common Stock on Nasdaq during such Intraday Purchase Valuation Period falls below the applicable Intraday Minimum Price Threshold for such Intraday VWAP Purchase specified by us in the Intraday Purchase Notice for such Intraday VWAP Purchase, or if we do not specify an Intraday Minimum Price Threshold in such Intraday Purchase Notice, a price equal to 75.0% of the closing sale price of the Class A Common Stock on the trading day immediately prior to the applicable Purchase Date for such Intraday VWAP Purchase.

We may, in our sole discretion, timely deliver multiple Intraday VWAP Purchase Notices to the Selling Stockholder prior to 1:30 p.m., New York City time, on a single Purchase Date to effect multiple Intraday VWAP Purchases on such same Purchase Date, provided that the Purchase Valuation Period for any earlier regular VWAP Purchase effected on the same Purchase Date (as applicable) and the Intraday Purchase Valuation Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date have ended prior to 1:30 p.m., New York City time, on such Purchase Date, and so long as all shares of Class A Common Stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases effected by us under the Purchase Agreement, including those effected earlier on the same Purchase Date (as applicable), have been received by the Selling Stockholder prior to the time we deliver to the Selling Stockholder a new Intraday Purchase Notice to effect an additional Intraday VWAP Purchase on the same Purchase Date as an earlier regular VWAP Purchase (as applicable) and one or more earlier Intraday VWAP Purchases effected on such same Purchase Date.

The terms and limitations that will apply to each subsequent additional Intraday VWAP Purchase effected on the same Purchase Date will be the same as those applicable to any earlier regular VWAP Purchase (as applicable) and any earlier Intraday VWAP Purchase effected on the same Purchase Date as such subsequent additional Intraday VWAP Purchase, and the per share purchase price for the shares of Class A Common Stock that we elect to sell to the Selling Stockholder in each subsequent additional Intraday VWAP Purchase effected on the same Purchase Date as an earlier regular VWAP Purchase (as applicable) and/or earlier Intraday VWAP Purchase(s) effected on such Purchase Date will be calculated in the same manner as in the case of such earlier regular VWAP Purchase (as applicable) and such earlier Intraday VWAP Purchase(s) effected on the same Purchase Date as such subsequent additional Intraday VWAP Purchase, with the exception that the Intraday VWAP Purchase Valuation Period(s) for each subsequent additional Intraday VWAP Purchase will begin and end at different times (and may vary in duration) during the regular trading session on such Purchase Date, in each case as determined in accordance with the Purchase Agreement.

In the case of the VWAP Purchases and Intraday VWAP Purchases effected by us under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of Class A Common Stock to be purchased by the Selling Stockholder in a VWAP Purchase or an Intraday VWAP Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such VWAP Purchase or Intraday VWAP Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

At or prior to 5:30 p.m., New York City time, on the applicable Purchase Date for a VWAP Purchase and/or an Intraday VWAP Purchase, the Selling Stockholder will provide us with a written confirmation for such VWAP Purchase and/or Intraday VWAP Purchase, as applicable, setting forth the applicable purchase price (both on a per share basis and the total aggregate purchase price) to be paid by the Selling Stockholder for the shares of Class A Common Stock purchased by the Selling Stockholder in such VWAP Purchase and/or Intraday VWAP Purchase, as applicable.

The payment for, against delivery of, shares of Class A Common Stock purchased by the Selling Stockholder in any VWAP Purchase or any Intraday VWAP Purchase under the Purchase Agreement will be fully settled within two trading days immediately following the applicable Purchase Date for such VWAP Purchase or such Intraday VWAP Purchase (as applicable), as set forth in the Purchase Agreement.

Conditions Precedent to Commencement and Each VWAP Purchase

The Selling Stockholder’s obligation to accept Purchase Notices and Intraday VWAP Purchase Notices that are timely delivered by us under the Purchase Agreement and to purchase shares of our Class A Common Stock in Purchases and Intraday VWAP Purchases under the Purchase Agreement, are subject to (i) the initial satisfaction, at the Commencement, and (ii) the satisfaction, at the applicable “VWAP Purchase Commencement Time” or “Intraday VWAP Purchase Commencement Time” (as such terms are defined in the Purchase Agreement) on the applicable Purchase Date or Intraday VWAP Purchase Date for each Purchase or Intraday VWAP Purchase, respectively, after the Commencement Date, of the conditions precedent thereto set forth in the Purchase Agreement, all of which are entirely outside of the Selling Stockholder’s control, which conditions include the following:

●	the accuracy in all material respects of the representations and warranties of the Company included in the Purchase Agreement;

●	the Company having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement to be performed, satisfied or complied with by the Company;

●	the registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include shares of Class A Common Stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement) having been declared effective under the Securities Act by the SEC, and the Selling Stockholder being able to utilize this prospectus (and the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement) to resell all of the shares of Class A Common Stock included in this prospectus (and included in any such additional prospectuses);

●	the SEC shall not have issued any stop order suspending the effectiveness of the registration statement that includes this prospectus (or any one or more additional registration statements filed with the SEC that include shares of Class A Common Stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement) or prohibiting or suspending the use of this prospectus (or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement), and the absence of any suspension of qualification or exemption from qualification of the Class A Common Stock for offering or sale in any jurisdiction;

●	there shall not have occurred any event and there shall not exist any condition or state of facts, which makes any statement of a material fact made in the registration statement that includes this prospectus (or in any one or more additional registration statements filed with the SEC that include shares of Class A Common Stock that may be issued and sold by the Company to the Selling Stockholder under the Purchase Agreement) untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement, in the light of the circumstances under which they were made) not misleading;

●	this prospectus, in final form, shall have been filed with the SEC under the Securities Act prior to the Commencement Date, and all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC;

●	trading in the Class A Common Stock shall not have been suspended by the SEC or Nasdaq (or, if the Class A Common Stock is then listed or quoted on any other Eligible Market, as such term is defined in the Purchase Agreement, trading in the Class A Common Stock shall not have been suspended by such Eligible Market), the Company shall not have received any final and non-appealable notice that the listing or quotation of the Class A Common Stock on the Nasdaq (or Eligible Market, as applicable) shall be terminated on a date certain (unless, prior to such date, the Class A Common Stock is listed or quoted on any other Eligible Market, as such term is defined in the Purchase Agreement), and there shall be no suspension of, or restriction on, accepting additional deposits of the Class A Common Stock, electronic trading or book-entry services by The Depository Trust Company (the “DTC”) with respect to the Class A Common Stock;

●	the Company shall have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement;

●	the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement;

●	the absence of any action, suit or proceeding before any arbitrator or any court or governmental authority seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transactions;

●	all of the shares of Class A Common Stock that may be issued pursuant to the Purchase Agreement shall have been approved for listing or quotation on Nasdaq (or if the Class A Common Stock is not then listed on Nasdaq, on any Eligible Market), subject only to notice of issuance;

●	no condition, occurrence, state of facts or event constituting a Material Adverse Effect (as such term is defined in the Purchase Agreement) shall have occurred and be continuing;

●	the absence of any bankruptcy proceeding against the Company commenced by a third party, and the Company shall not have commenced a voluntary bankruptcy proceeding, consented to the entry of an order for relief against it in an involuntary bankruptcy case, consented to the appointment of a custodian of the Company or for all or substantially all of its property in any bankruptcy proceeding, or made a general assignment for the benefit of its creditors; and

●	the receipt by the Selling Stockholder of the legal opinions, negative assurances and bring-down legal opinions as required under the Purchase Agreement.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

●	the first day of the month next following the 24-month anniversary of Commencement Date;

●	the date on which the Selling Stockholder shall have purchased shares of Class A Common Stock under the Purchase Agreement for an aggregate gross purchase price equal to $75,000,000;

●	the date on which the Class A Common Stock shall have failed to be listed or quoted on Nasdaq or any other Eligible Market;

●	the 30th trading day after the date on which a voluntary or involuntary bankruptcy proceeding involving us has been commenced that is not discharged or dismissed prior to such trading day; and

●	the date on which a bankruptcy custodian is appointed for all or substantially all of our property or we make a general assignment for the benefit of creditors.

We have the right to terminate the Purchase Agreement at any time after Commencement Date, at no cost or penalty, upon five trading days’ prior written notice to the Selling Stockholder. We and the Selling Stockholder may also terminate the Purchase Agreement at any time by mutual written consent.

The Selling Stockholder also has the right to terminate the Purchase Agreement upon three trading days’ prior written notice to us, but only upon the occurrence of certain events, including:

●	the occurrence of a Material Adverse Effect (as such term is defined in the Purchase Agreement);

●	the occurrence of a Fundamental Transaction (as such term defined in the Purchase Agreement) involving our Company;

●	if we are in breach or default in any material respect of any of our covenants and agreements in the Purchase Agreement or in the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within 10 trading days after notice of such breach or default is delivered to us;

●	the effectiveness of the registration statement that includes this prospectus or any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement lapses for any reason (including the issuance of a stop order by the SEC), or this prospectus or the prospectus included in any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement otherwise becomes unavailable to the Selling Stockholder for the resale of all of the shares of Class A Common Stock included therein, and such lapse or unavailability continues for a period of 45 consecutive trading days or for more than an aggregate of 90 trading days in any 365-day period, other than due to acts of the Selling Stockholder; or

●	trading in the Class A Common Stock on Nasdaq (or if the Class A Common Stock is then listed on an Eligible Market, trading in the Class A Common Stock on such Eligible Market) has been suspended for a period of five consecutive trading days.

No termination of the Purchase Agreement by us or by the Selling Stockholder will become effective prior to the second trading day immediately following the date on which any pending (or not fully settled) VWAP Purchase has been fully settled in accordance with the terms and conditions of the Purchase Agreement, and will not affect any of our respective rights and obligations under the Purchase Agreement with respect to any pending (or not fully settled) VWAP Purchase, and both we and the Selling Stockholder have agreed to complete our respective obligations with respect to any such pending (or not fully settled) VWAP Purchase under the Purchase Agreement. Furthermore, no termination of the Purchase Agreement will affect the Registration Rights Agreement, which will survive any termination of the Purchase Agreement.

No Short-Selling or Hedging by the Selling Stockholder

The Selling Stockholder has agreed not to engage in or effect, directly or indirectly, for its own principal account or for the principal account of its sole member, any of its or its sole member’s respective officers, or any entity managed or controlled by it or its sole member, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Class A Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Class A Common Stock, during the term of the Purchase Agreement.

Prohibition on Variable Rate Transactions

Subject to specified exceptions included in the Purchase Agreement, we are limited in our ability to enter into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our Class A Common Stock after the date of issuance, or our entry into any agreement for an “equity line of credit” (other than with the Selling Stockholder) whereby we may sell Class A Common Stock at a future-determined price.

Effect of Sales of Our Class A Common Stock Under the Purchase Agreement on Our Stockholders

All shares of Class A Common Stock that may be issued or sold by us to the Selling Stockholder under the Purchase Agreement that are being registered under the Securities Act for resale by the Selling Stockholder in this offering are expected to be freely tradable. The shares of Class A Common Stock being registered for resale in this offering may be issued and sold by us to the Selling Stockholder from time to time at our discretion over a period of up to 24 months commencing on the date of this prospectus. The resale by the Selling Stockholder of a significant number of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our Class A Common Stock to decline and to be highly volatile. Sales of our Class A Common Stock, if any, to the Selling Stockholder under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Stockholder all, some or none of the shares of our Class A Common Stock that may be available for us to sell to the Selling Stockholder pursuant to the Purchase Agreement.

If and when we do elect to sell shares of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement, after the Selling Stockholder has acquired such shares, the Selling Stockholder may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Stockholder in this offering at different times will likely pay different prices for those shares, and so may experience different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Stockholder in this offering as a result of future sales made by us to the Selling Stockholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Stockholder under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Stockholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Because the purchase price per share to be paid by the Selling Stockholder for the shares of Class A Common Stock that we may elect to sell to the Selling Stockholder under the Purchase Agreement, if any, will fluctuate based on the market prices of our Class A Common Stock during the applicable VWAP Purchase Valuation Period for each VWAP Purchase made pursuant to the Purchase Agreement, if any, as of the date of this prospectus it is not possible for us to predict the number of shares of Class A Common Stock that we will sell to the Selling Stockholder under the Purchase Agreement, the actual purchase price per share to be paid by the Selling Stockholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of May 4, 2022, there were 51,841,004 shares of our Class A Common Stock outstanding, of which 43,717,692 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to an aggregate of $75,000,000 of our Class A Common Stock to the Selling Stockholder, only 10,087,876 shares of our Class A Common Stock are being registered for resale under the registration statement that includes this prospectus. If all of the 10,087,876 shares offered for resale by the Selling Stockholder under this prospectus were issued and outstanding as of May 4, 2022, such shares would represent approximately 16.3% of the total number of shares of our Class A Common Stock outstanding and approximately 18.7% of the total number of outstanding shares of Class A Common Stock held by non-affiliates.

If it becomes necessary for us to issue and sell to the Selling Stockholder under the Purchase Agreement more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $75,000,000 under the Purchase Agreement, we must first file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement. Additionally, under the applicable rules of Nasdaq, in no event may we issue to the Selling Stockholder under the Purchase Agreement more than the Exchange Cap (as such term is defined in the Purchase Agreement), unless we first (i) obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules and (ii) file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Stockholder of any such additional shares of our Class A Common Stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case, before we may elect to sell any additional shares of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement. In addition, the Selling Stockholder will not be required to purchase any shares of Class A Common Stock if such sale would result in the Selling Stockholder’s beneficial ownership exceeding the Beneficial Ownership Limitation, which is defined in the Purchase Agreement as 4.99% of the outstanding shares of Class A Common Stock. Our inability to access a portion or the full amount available under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business or results of operation.

The issuance of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted. Although the number of shares of our Class A Common Stock that our existing stockholders own will not decrease, the shares of our Class A Common Stock owned by our existing stockholders will represent a smaller percentage of our total outstanding shares of our Class A Common Stock after any such issuance.

The following table sets forth the amount of gross proceeds we would receive from the Selling Stockholder from our sale of shares of Class A Common Stock to the Selling Stockholder under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share of Class A Common Stock		Number of Registered Shares of Class A Common Stock to be Issued if Full Purchase (1)	Percentage of Outstanding Shares of Class A Common Stock After Giving Effect to the Issuance to the Selling Stockholder (2)	Percentage of Outstanding Shares of Common Stock After Giving Effect to the Issuance to the Selling Stockholder (3)	Purchase Prices for the Shares of Class A Common Stock to the Selling Stockholder Under the Purchase Agreement (4)
$7.00		10,000,000	16.2%	5.2%	$6.79
$8.00		9,375,000	15.3%	4.9%	$7.76
$8.92	(5)	8,408,072	14.0%	4.4%	$8.65
$10.00		7,500,000	12.6%	4.0%	$9.70
$11.00		6,818,182	11.6%	3.6%	$10.67

(1)	Does not include the 87,876 Commitment Shares that we issued, or may issue if certain conditions are met, in each case, to the Selling Stockholder as consideration for its commitment to purchase shares of Class A Common Stock under the Purchase Agreement. The number of shares of Class A Common Stock offered by this prospectus may not cover all the shares we ultimately sell to the Selling Stockholder under the Purchase Agreement, depending on the purchase price per share. We have included in this column only those shares being offered for resale by the Selling Stockholder under this prospectus, without regard for the Beneficial Ownership Limitation. The assumed average purchase prices are solely for illustration and are not intended to be estimates or predictions of future stock performance.
(2)	The denominator is based on 51,841,004 shares of Class A Common Stock outstanding as of May 4, 2022, adjusted to include the issuance of the number of shares set forth in the second column. The numerator is based on the number of shares of Class A Common Stock set forth in the second column.
(3)	The denominator is based on the sum of 181,641,004 shares of Common Stock outstanding as of May 4, 2022, adjusted to include the issuance of the number of shares set forth in the second column. The numerator is based on the number of shares of Class A Common Stock set forth in the second column.
(4)	Purchase prices represent the aggregate purchase prices deemed to be received from the sale of all of the indicated maximum numbers of shares to be sold multiplied by the applicable assumed average purchase price per share of Class A Common Stock, less a fixed 3.0% discount.
(5)	The closing sale price of our Class A Common Stock on Nasdaq on May 4, 2022.

MARKET PRICE OF OUR CLASS A COMMON STOCK AND DIVIDENDS

Market Price of Our Class A Common Stock

Our Class A Common Stock is listed on Nasdaq under the symbol “ASTS.”

On May 4, 2022, the closing price of our Class A Common Stock was $8.92. As of May 4, 2022, there were 51,841,004 shares of our Class A Common Stock outstanding, held of record by 27 holders. The number of record holders of our Class A Common Stock does not include the DTC participants or beneficial owners holding shares through nominee names.

Dividend Policy

We have not declared or paid any dividends on our Common Stock to date. We do not currently intend to pay any dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

Prior to the Business Combination, equity-based awards were granted under the AST LLC 2019 Equity Incentive Plan (“AST LLC Incentive Plan”). The plan was approved in 2019 by the members of AST LLC. Following the completion of the Business Combination, no new awards were granted under the AST LLC Incentive Plan. Awards outstanding under the AST LLC Incentive Plan are in the form of stock options to purchase equity incentive units in AST LLC, which are convertible into the Company’s Class A Common Stock (or the cash equivalent thereof) as determined by the Company.

The SpaceMobile 2020 Incentive Award Plan allows for the issuance of up to 10,800,000 shares of the Company’s Class A Common Stock pursuant to equity-based awards which may be granted under the plan. The plan was approved by the Company’s stockholders on April 1, 2021.

The following table lists awards previously granted and outstanding, and securities authorized for issuance, under the plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants or Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants or Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans (Excluding Outstanding Options, Warrants, or Rights)
Equity compensation plans approved by stockholders
SpaceMobile 2020 Incentive Award Plan(1)	3,575,146	$10.35	7,224,854
AST LLC 2019 Equity Incentive Plan	12,359,322	$0.83	453,637	(2)
Equity compensation plans not approved by stockholders	-	-	-

(1)	Include 1,889,115 stock options and 1,686,031 restricted stock awards. Only the stock options have an associated exercise price.
(2)	Following the completion of the Business Combination, no new awards were granted under the AST LLC Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are an innovative satellite designer and manufacturer. We operate from six locations that include our corporate headquarters and 185,000 square foot satellite assembly, integrating and testing facilities in Texas, and engineering and development locations in Maryland, Spain, the United Kingdom, and Israel. Also, our 51% owned and controlled subsidiary, Nano, is headquartered in Lithuania.

We and our global partners are building what we believe is the first space-based cellular broadband network designed to be accessible by standard mobile phones. Our SpaceMobile Service is expected to provide cost-effective, high-speed mobile broadband services with global coverage to all end-users, regardless of where they live or work, without the need to purchase special equipment. We believe the SpaceMobile Service would be the first global direct mobile broadband network using LEO satellites to provide connectivity to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT-enabled device. We intend to partner with MNOs to offer the SpaceMobile Service to the MNOs’ end-user customers. Our vision is that users will not need to subscribe to the SpaceMobile Service directly with us, nor will they need to purchase any new or additional equipment. Instead, users will be able to access the SpaceMobile Service when prompted on their mobile device that they are no longer within range of the land-based facilities of the MNO or will be able to purchase a plan directly with their existing mobile provider.

The SpaceMobile Service currently is planned to be provided through a network of 168 high-powered, large phased-array satellites in LEO. The worldwide mobile traffic will be directed by the SpaceMobile constellation to terrestrial gateways via high throughput Q/V-band links and then directed to the in-country MNO’s core cellular network infrastructure, located at our dedicated gateways. Our intent is that users will be able to connect to the SpaceMobile Service as if they were using a local cell tower, with less communication delay effects than existing geostationary satellite communication systems experience.

On April 1, 2019, we launched our first test satellite, BW1, which was used to validate our satellite to cellular architecture and was capable of managing communications delays from LEO and the effects of Doppler in a satellite to ground cellular environment using the 4G-LTE protocol. We are currently completing the assembly and testing of our BW3 test satellite. The BW3 test satellite has an aperture of 693 square feet and is designed to communicate directly with mobile phones via the 3rd Generation Partnership Project (the “3GPP”) standard frequencies. The BW3 test satellite currently is targeted to launch in the Summer of 2022 on a SpaceX Falcon 9 vehicle. Through December 31, 2021 and as of the date hereof, we have incurred approximately $67.6 million and $80.7 million of capitalized costs (including launch cost and non-recurring engineering costs) relating to the BW3 test satellite, respectively. The BW3 test satellite is substantially complete and we do not expect to incur material costs in future periods relating to the BW3 test satellite.

We are also currently developing and designing our constellation of BB satellites. We currently plan to begin launching the first commercial BB satellites in 2023 and expect this to continue through 2025. We currently plan to achieve substantial global mobile coverage after the launch of a total of 110 satellites by the end of 2024 and MIMO capabilities during 2025 after the launch of a total of 168 satellites. Our current plan is subject to numerous uncertainties, many of which are beyond our control, including satisfactory and timely completion of assembly and testing of the satellites, availability of launch windows by the launch providers, proposed orbits and resulting satellite coverage, launch costs, ability to enter into agreements with MNOs, regulatory approvals, and other factors. Accordingly, we may adopt a deployment strategy that may differ materially from our current plan.

We are currently industrializing the assembly, integration, and testing processes for the future production of the BB satellites. We are making the necessary capital investments in the AIT Facility in Texas. We are hiring, and expect to continue hiring, assembly, integration, and testing employees necessary for the production of the BB satellites and engineers that will be required to test and integrate the BB satellites. Also, we are continuing to implement and integrate various systems, such as product lifecycle management, manufacturing execution system, enterprise resource planning system, and other systems required to industrialize the manufacturing processes of the BB satellites. We are also actively engaged with the third-party vendors to secure supply of components and materials for production of the BB satellites. Furthermore, we are continuing to expand our R&D efforts for the development of electronics required for BB satellites and cellular and ground infrastructure and gateways.

We are an early stage and emerging growth company and, as such, we are subject to all of the risks associated with early stage and emerging growth companies. Please refer to “Risk Factors” for a description of such risks.

Impact of COVID-19 Pandemic

We continue to closely monitor the impact of the COVID-19 pandemic and the resulting impact on all aspects of our business across geographies, including how it has impacted and may continue to impact our workforce, suppliers and vendors. We have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our business. The extent to which the COVID-19 pandemic impacts our business, research and development efforts and the value of our equity, will depend on future developments that are highly uncertain and cannot be predicted with confidence at this time. To date, the pandemic has not had a material impact on our technology development efforts or our results of operations. However, given the daily evolution of the COVID-19 pandemic and the global responses to curb its spread, we are not able to estimate the future effects of the COVID-19 pandemic on our results of operations, financial condition, or liquidity.

Factors Affecting Comparability of Our Future Results of Operations to Our Historical Results of Operations

The consolidated assets, liabilities and results of operations for the fiscal year 2020 and for the period from January 1, 2021 up to April 6, 2021, the date of the Business Combination, are those of our accounting predecessor, AST LLC. After the Business Combination, upon obtaining additional funding of $416.9 million, we significantly expanded research and development initiatives, made significant progress on the BW3 test satellite and design of the BB satellites, increased the headcount of employees and consultants, and expanded our operations, including by purchasing a new 100,000 square foot facility in Texas to supplement our existing manufacturing capacity. All of these factors contributed to a significant increase in related operating and capital expenditures during 2021. Also, in connection with the Business Combination, we issued warrants which are recorded at fair value in our Consolidated Balance Sheet. The change in fair value of warrants was recognized as a gain or loss in the Consolidated Statement of Operations.

Components of Results of Operations

Revenues

To date, we have not generated any revenues from our SpaceMobile Service. Our 51% owned subsidiary, Nano, generates revenue from the development and manufacture of satellite technology, and ancillary sales and services globally. Nano also sells individual satellite parts, subsystems, and software to be configured to customers’ satellites, and enters into “rideshare” type agreements whereby Nano provides hosted payload services using customers’ payloads integrated with Nano-owned satellite buses for scheduled launches. Accordingly, all revenue recognition presented herein exclusively relates to Nano’s sales of goods and services.

Cost of Sales

Cost of sales includes the purchase price of various products used and services performed to execute Nano’s sales contracts. Cost of sales also includes operational costs to fulfil Nano customer orders, including costs for Nano employees and overhead.

Engineering Services

Engineering costs are charged to expense as incurred. Engineering costs consist primarily of the expenses associated with our ongoing engineering efforts related to integration, testing, and development of our satellites, as well as the cost of internal staff (such as engineers and consultants) to support these efforts and general expenses related to engineering centers.

General and Administrative Costs

General and administrative costs include the costs of insurance, cost of non-engineering personnel and personnel related expenses such as recruiting and travel and lodging expenses, software licensing and subscriptions, office and facilities expenses, investor relations, and professional services, including public relations, accounting and legal fees.

Research and Development Costs

Research and development (“R&D”) costs consist principally of non-recurring development activities in which we typically engage third-party vendors. Currently, major R&D activities include engaging with vendors to help design and develop the electronic componentry, software, and mechanical deployment systems to be used in the BB satellites and in connection with the planned SpaceMobile Service.

Depreciation and Amortization

Depreciation and amortization expense includes amounts related to property and equipment as well as definite lived intangible assets. Once the BW3 test satellite is completed and successfully launched, we expect a significant portion of our depreciation expense to relate to the depreciation of this asset, given its assigned useful life is two years.

Gain (Loss) on Remeasurement of Warrant Liabilities

Public and private warrants issued by us are accounted for as liability-classified instruments at their initial fair value on the date of issuance. They are remeasured on each balance sheet date and changes in the estimated fair value are recognized as an unrealized gain or loss in the Consolidated Statements of Operations.

Other Income, Net

Other income consists of interest earned on cash and cash equivalents held by us in interest bearing demand deposit accounts, net of any interest expense, as well as miscellaneous non-operating items, including foreign exchange gains or losses.

Income Tax Expense

As a result of the Business Combination, we own an equity interest in AST LLC in what is commonly referred to as an “Up-C” structure. AST LLC is treated as a partnership for U.S. federal and state income tax purposes. Also, we have a controlling ownership interest in Nano, a Lithuanian subsidiary, that is subject to foreign income taxes and is also treated as a partnership for U.S. federal and state and local taxes. Accordingly, for U.S. federal and state income tax purposes, all income, losses, and other tax attributes pass through to the members’ income tax returns, and no U.S. federal and state and local provision for income taxes has been recorded for these entities in the consolidated financial statements. Certain foreign wholly-owned entities are taxed as corporations in the jurisdictions in which they operate, and accruals for such taxes are included in the consolidated financial statements.

We recorded net deferred tax assets of $72.4 million as of December 31, 2021 primarily related to the difference between the book value and tax basis of our investment in AST LLC, and net operating loss carryforwards. We have assessed the realizability of our deferred tax assets and in that analysis have considered the relevant positive and negative evidence available to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As a result, we have recorded a full valuation allowance against our deferred tax assets.

Noncontrolling Interest

Noncontrolling interest primarily represents the equity interest in AST LLC held by the Existing Equityholders other than us. As of December 31, 2021, the Existing Equityholders’ equity ownership percentage in AST LLC was approximately 72%. Also, noncontrolling interest includes the equity interests in our subsidiaries, Nano Lithuania and Nano US, held by equityholders other than us. As of December 31, 2021, the noncontrolling interests in Nano Lithuania and Nano US was approximately 49%. We attribute a portion of net income or loss generated at AST LLC, Nano Lithuania, and Nano US to the noncontrolling interests based on their ownership interests.

Results of Operations

The following table sets forth a summary of our Consolidated Statements of Operations for the years ended December 31, 2021 and 2020 (in thousands) and the discussion that follows compares the year ended December 31, 2021, to the year ended December 31, 2020.

	Year ended December 31,
	2021	2020	$ Change	% Change
Revenues	$12,405	$5,967	$6,438	108%

Cost of sales (exclusive of items shown separately below)	7,563	3,025	4,538	150%

Gross profit	4,842	2,942	1,900	65%

Operating expenses:
Engineering services	29,599	13,081	16,518	126%
General and administrative costs	35,636	12,320	23,316	189%
Research and development costs	23,440	1,011	22,429	2218%
Depreciation and amortization	2,913	887	2,026	228%
Total operating expenses	91,588	27,299	64,289	235%

Other income:
Gain on remeasurement of warrant liabilities	15,766	-	15,766	100%
Other income (expense), net	(1,950)	83	(2,033)	-2449%
Total other income, net	13,816	83	13,733	16546%

Loss before income tax expense	(72,930)	(24,274)	(48,656)	200%
Income tax expense	331	131	200	153%
Net loss before allocation to noncontrolling interest	(73,261)	(24,405)	(48,856)	200%

Net loss attributable to noncontrolling interest	(42,708)	(344)	(42,364)	12315%
Net loss attributable to common stockholders	$(30,553)	$(24,061)	$(6,492)	27%

Revenues

Total revenues increased by $6.4 million, or 108%, to $12.4 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020, of which $5.2 million was attributable to Nano sales contracts entered into during the year ended December 31, 2021, including contracts with new customers. The remaining $1.2 million increase was attributable to the completion of performance obligations associated with existing Nano customer contracts.

Cost of Sales

Total cost of sales increased by $4.5 million, or 150%, to $7.6 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase in cost of sales was primarily attributable to increased production and services under new and existing Nano sales contracts during the year ended December 31, 2021.

Engineering Services

Total engineering services increased by $16.5 million, or 126%, to $29.6 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase was primarily due to a $14.2 million increase in headcount of engineers and a $1.1 million increase in consultant costs. The costs related to recurrent engineers and consultants are expensed as engineering services. The remaining change relates to a $1.2 million increase in general expenses at engineering centers to support the engineering efforts related to the integration, testing, and development of our satellites. Engineering expenses are expected to continue to increase in the near term as we hire additional engineers and third parties in our development of the SpaceMobile Service.

General and Administrative Costs

Total general and administrative costs increased by $23.3 million, or 189%, to $35.6 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase was primarily due to increased professional fees, employee- and consultant-related expenses, insurance costs, and office-related costs. The $7.6 million increase in professional service fees was attributable to the increase in legal, tax, and accounting services provided as we transitioned to a public company. The $5.8 million increase in employee- and consultant-related expenses, such as salaries and recruiting fees, was attributable to the increase in headcount as we expanded operations. The $4.1 million increase in insurance costs was attributable to increased insurance needs, including related to D&O insurance, intellectual property insurance and insurance coverage for our expanded facilities. The $4.0 million increase in office-related costs was primarily attributable to increased costs for repairs and maintenance at our existing facility in Texas, headcount-driven increases in office supplies, software costs, and increased rent. The remaining $2.0 million increase in general and administrative costs was attributable to miscellaneous expenses, including licensing costs and travel costs.

Research and Development Costs

Total research and development costs increased by $22.4 million, or 2,218%, to $23.4 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase was primarily due to third-party development efforts relating to the BB satellites to be used in the SpaceMobile constellation, which began to increase substantially during the second quarter of 2021. Prior-year operations primarily related to constructing the BW3 test satellite, and therefore research and development efforts were limited during the year ended December 31, 2020. Research and development costs are expected to continue to increase in future periods until the design and development of the BB satellite constellation is completed.

Depreciation and Amortization

Total depreciation and amortization expense increased by $2.0 million, or 228%, to $2.9 million for the year ended December 31, 2021 as compared to the year ended December 31, 2020. The increase was primarily due to the purchase of additional fixed assets and leasehold improvements during the period. Depreciation expense is expected to increase significantly once the BW3 test satellite is completed and successfully launched given its assigned useful life of two years.

Changes in Fair Value of Warrant Liabilities

Total changes in fair value of warrant liabilities was $15.8 million for the year ended December 31, 2021 as compared to zero in the year ended December 31, 2020. The increase was due to the unrealized gain on the change in the fair value of the warrant liabilities of $15.8 million during the year ended December 31, 2021. We did not have a similar change in the fair value of the warrant liabilities during the year ended December 31, 2020, which only includes the consolidated financial results of AST LLC, as the warrant liabilities were not recorded until the Business Combination in the second quarter of 2021.

Other Income (Expense), net

Total other income (expense), net was $(2.0) million for the year ended December 31, 2021 as compared to near zero in the year ended December 31, 2020. The increase in other expenses was primarily attributable to a $2.7 million write-off of deposits for launch services with an entity headquartered in Russia, that we do not expect to be able to utilize for satellite launches in the foreseeable future or obtain a refund as a result of recent sanctions imposed by the U.S. government on Russian business entities. This was offset by non-operating income from a third-party contract executed during the year ended December 31, 2021. We did not have similar income and expense during the year ended December 31, 2020.

Noncontrolling Interest

Net loss attributable to noncontrolling interest was $42.7 million for the year ended December 31, 2021 as compared to $0.3 million in the year ended December 31, 2020. This increase in net loss correlates with the increase in net loss generated at AST LLC given the noncontrolling interest represents a portion of such net loss.

Liquidity and Capital Resources

We require capital to fund our operating expenses and to make capital expenditures. We expect our capital requirements to increase as our operations expand. As of December 31, 2021, we had $324.5 million of cash, cash equivalents, and restricted cash on hand. We believe our cash on hand is sufficient to meet our current working capital needs and planned capital expenditure for a period of at least 12 months from the date of this prospectus.

The design, manufacture, integration, testing, assembly and launch of satellites and related components and related ground infrastructure is a capital-intensive venture. We currently estimate the capital asset investments required for the manufacture and launch of the first 20 BB satellites to be between approximately $260.0 million and $300.0 million, which is expected to be incurred during 2022 and 2023. Assuming we are able to execute on our current planned timeframe, we estimate the capital asset investments required for the manufacture and launch of the planned constellation, including the 168 satellites we currently anticipate are required to reach substantial global mobile coverage with MIMO capabilities, to be approximately $1.9 billion, expected to be incurred through 2025.

We also have contractual obligations, including non-cancellable operating leases for office space, with terms expiring through February 2028. Rent expense from our operating leases was $1.0 million and $0.3 million for the fiscal years 2021 and 2020, respectively, included in general and administrative expense on the Consolidated Statements of Operations. Future minimum annual rental payments required under these operating lease agreements as of December 31, 2021 is presented within the notes to our audited consolidated financial statements (Note 6), included elsewhere in this prospectus. Also, as of December 31, 2021, we had contractual commitments with third parties in the aggregate amount of $27.0 million related to R&D programs, capital improvements, and procurement of BB satellite components, whereby we expect to pay approximately $12.9 million during 2022 and $14.1 million during 2023, through cash and cash equivalents on hand. These commitments will continue to increase as we complete the supply chain and electronics development in preparation for the production and launch of the BB satellites.

Our cash used in operating activities, which was $80.1 million for the year ended December 31, 2021, is expected to increase during 2023 and 2024 until after we begin to generate revenue from the SpaceMobile Service. These increases in cash used in operating activities is expected to result from 1) hiring the required employees to complete the manufacture, assembly, integration and testing of the BB satellites; 2) additional general and administrative costs relating to the operation of a growing public company (legal, tax, and accounting fees, D&O and other insurance, software licenses and subscriptions, etc.) and the related increase in the number of corporate employees; 3) expenses relating to the negotiation and procurement activities relating to the design and procurement required for the BB satellites and efforts related to the required regulatory approvals; and 4) third-party research and development efforts relating to the development and design elements of the BB satellites. We believe we have sufficient capital to fund planned operations and capital investments for at least 12 months from the date hereof. The capital asset investments required to complete the SpaceMobile constellation and related operating costs are preliminary estimates. As we complete the design, development, componentry and progress with procurement, assembly, integration and testing of the BB satellites, our estimates may be subject to change and actual costs may be materially greater than our current estimates. We intend to seek to raise additional capital prior to the commercial launch of the SpaceMobile Service. Also, we will need to raise additional capital to continue to fund our operations and to develop and launch satellites required to provide substantial global mobile coverage of the SpaceMobile Service. We expect to raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions or commercial partners. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, improve infrastructure, and launch satellites. We cannot be certain that additional funds will be available to us on favorable terms if required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects will be materially adversely affected.

Long-term debt

In December 2021, concurrent with the purchase of real property and equipment in Midland, Texas, our wholly-owned subsidiary, AST & Science Texas, LLC (the “Subsidiary”), entered into a new credit agreement providing for a $5.0 million term loan secured by the property. Borrowings under the term loan bear interest at a fixed rate equal to 4.20% per annum until December 7, 2026, and from December 8, 2026 until December 8, 2028 at a fixed rate per annum equal to 4.20% subject to adjustment if the index rate as defined in the credit agreement is greater than 4.20%. See the notes to the consolidated financial statements (Note 9) contained elsewhere in this prospectus for more information.

In connection with the term loan, we deposited into a reserve account $2.8 million of restricted cash that may be used only for the purposes of funding capital improvements related to the AIT Facility located in Midland, Texas. Under any event of default, the Lender will have the right to offset against this account any past due payments, indebtedness or charges owed by us.

The credit agreement contains certain customary events of default, and certain covenants that limit our Subsidiary’s ability to, among other things, create liens on collateral, consolidate, merge, sell, or otherwise dispose of all or substantially all of their assets, and enter into certain transactions with their affiliates. If our Subsidiary fails to perform its obligations under these and other covenants, or should any event of default occur, the term loan may be terminated and any outstanding borrowings, together with unpaid accrued interest, could be declared immediately due and payable, and the Lender will be authorized to take possession of the collateral.

Nano Business Credit Agreement

On December 8, 2021, our subsidiary, Nano, entered into an agreement with AB SEB Bank (the “Lender”) pursuant to which the Lender agreed to provide up to $0.4 million to fund certain capital expenditures. Nano may use this facility to fund up to 70% of certain capital expenditures on an as-invoiced basis through March 2022, at which time outstanding principal and interest will be due and payable in monthly installments commencing on March 31, 2022 and continuing until December 6, 2025. Borrowings under the agreement bear interest at a rate per annum equal to the EURIBOR plus 3.00%. As of December 31, 2021, the outstanding balance was approximately $49,000, which is classified within Accrued expenses and other current liabilities on the Consolidated Balance Sheets. See the notes to the consolidated financial statements (Note 9) contained elsewhere in this prospectus for more information.

Cash Flows

Historical Cash Flows

The following table summarizes our sources and uses of cash for the years ended December 31, 2021 and 2020 (in thousands):

	Year ended December 31,
	2021	2020
Cash, cash equivalents and restricted cash	$324,537	$42,777
Cash used in operating activities	$(80,095)	$(22,807)
Cash used in investing activities	(54,792)	(30,404)
Cash provided by financing activities	416,941	69,663

Operating activities

Cash used in operating activities was $80.1 million for the year ended December 31, 2021, as compared to cash used in operating activities of $22.8 million for the year ended December 31, 2020. The $57.3 million increase in cash used in operating activities for the year ended December 31, 2021 was attributable to increased operating expenditures related to increased headcount as our operations expanded, increased satellite technology development efforts, and an increase in professional fees related to being a public company.

Investing activities

Cash used in investing activities was $54.8 million for the year ended December 31, 2021, as compared to cash used in investing activities of $30.4 million for the year ended December 31, 2020. The $24.4 million increase in cash used in investing activities for the year ended December 31, 2021 was attributable to a $17.5 million increase in cash used for BW3 satellite construction, as well as a $7.0 million increase in cash used for property and equipment purchases including the new Midland facility, satellite antennas, test equipment, and leasehold improvements.

Financing activities

Cash provided by financing activities was $416.9 million for the year ended December 31, 2021, as compared to cash provided by financing activities of $69.7 million for the year ended December 31, 2020. The $347.2 million increase in cash provided by financing activities for the year ended December 31, 2021 was primarily attributable to the $416.9 million of net proceeds from the Business Combination in the second quarter of 2021, compared to $72.1 million of net proceeds received from the issuance of AST LLC Series B Preferred Units during 2020.

Impact of inflation

While inflation may impact our capital and operating expenditure, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future, including by heightened levels of inflation experienced globally as a consequence of the COVID-19 pandemic and recent geopolitical conflict.

Funding Requirements

We believe our existing cash and cash equivalents will be sufficient to meet anticipated cash requirements for at least 12 months from the date hereof. However, our forecast of the period of time through which our financial resources will be adequate to support operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could expend capital resources sooner than we expect.

Future capital requirements will depend on many factors, including:

●	Seeking and obtaining market access approvals;

●	Establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support our satellite development;

●	Addressing any competing technological and market developments;

●	Technological or manufacturing difficulties, design issues or other unforeseen matters;

●	Negotiation of launch agreements, launch delays or failures or deployment failures or in-orbit satellite failures; and

●	Attracting, hiring, and retaining qualified personnel.

Until such time, if ever, as we can generate substantial revenues to support our cost structure, we expect to finance cash needs through a combination of equity offerings, debt financings, commercial and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of stockholders will be, or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through commercial agreements, or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies and/or future revenue streams, or grant licenses on terms that may not be favorable to us and/or may reduce the value of our Common Stock. Also, our ability to raise necessary financing could be impacted by the COVID-19 pandemic and its effects on the market conditions. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our commercialization efforts or grant rights to develop and market other services even if we would otherwise prefer to develop and market these services ourselves or potentially discontinue operations.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 2 of the Company’s consolidated financial statements included elsewhere in this prospectus. Our critical accounting policies are described below.

BlueWalker3 Capitalization

We account for research and development costs related to the BW3 test satellite in accordance with ASC 730 – Research and Development (“ASC 730”). We have determined there is an alternative future use for BW3 as defined in this guidance. As such, certain costs related to the construction of the BW3 test satellite are capitalized and reported as construction-in-progress (“CIP”) on our Consolidated Balance Sheets. We capitalize only those expenditures and ancillary costs that are directly attributable to the construction phase and necessarily incurred to place BW3 into its intended location and use. To date, capitalized expenditures include the costs for satellite parts, paid launch costs, and other non-recurring costs directly associated with BW3 developments. The other non-recurring costs primarily include third-party engineers who are hired solely for the design and assembly of BW3 and are responsible for the value and progression of the project. The costs for internal, recurrent engineers and consultants are expensed as engineering services and not capitalized to the CIP account on our Consolidated Balance Sheets, as these employees are not directly associated with the development of BW3. Costs incurred that are not directly attributable to the construction phase or necessarily incurred to place BW3 into its intended location and use are recognized as an expense as incurred.

Warrant Liabilities

We account for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 - Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815. Our assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to our own Common Stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of our control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period-end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, they are recorded at their initial fair value on the date of issuance and subject to remeasurement each balance sheet date with changes in the estimated fair value of the warrants to be recognized as a non-cash gain or loss in the Consolidated Statements of Operations.

Goodwill and Long-Lived Assets

We assess goodwill for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently, when events and circumstances occur indicating that the recorded goodwill may be impaired. We first perform a qualitative assessment of goodwill, a Step 0 analysis, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative impairment analysis consists of evaluating macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, relevant entity-specific events, events affecting a specific reporting unit, and sustained decrease in the share price. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative impairment test. This test identifies both the existence of and the amount of goodwill impairment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in amount equal to that excess, limited to the amount of goodwill allocated to that reporting unit. When performing a quantitative impairment test we make various estimates and assumptions in determining the estimated fair value of the reporting unit, including estimated cash flows and a terminal value, discounted at a rate of return that reflects the relative risk of the cash flows, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. It is possible that changes in circumstances or changes in management’s judgments, assumptions and estimates could result in an impairment charge of a portion or all of its goodwill.

We performed our annual goodwill impairment test using the qualitative approach for the year ended December 31, 2021 and concluded there was no impairment as of that date. Factors that we considered in determining that it was not more likely than not that the carrying value of our reporting unit exceeded its fair value included the results of the quantitative test performed in fiscal year 2020, our forecasts of future operating performance, market conditions, and other factors. No goodwill impairment charges were recognized for goodwill for the fiscal years 2021 or 2020.

We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important in the determination of an impairment include significant underperformance relative to historical or projected future operating results, significant changes in the manner that we use the acquired asset and significant negative industry or economic trends.

BUSINESS

Our Company

We are an innovative satellite designer and manufacturer. We operate from six locations that include our corporate headquarters and 185,000 square foot satellite assembly, integrating and testing facilities in Midland, Texas, and engineering and development centers in Maryland, Spain, the United Kingdom, and Israel. Also, our 51% owned and controlled subsidiary, Nano, is located in Lithuania.

We and our global partners are building what we believe is the first space-based cellular broadband network designed to be accessible by standard mobile phones. The SpaceMobile Service is expected to provide cost-effective, high-speed mobile broadband services with global coverage to end-users, regardless of where they live or work, without the need to purchase special equipment. We believe the SpaceMobile Service would be the first global space-based cellular broadband network using LEO satellites to provide connectivity to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT-enabled device. Our innovative satellite designs and components are expected to reduce the communication delay effects which existing geostationary satellite systems experience. The SpaceMobile Service is being designed to provide global coverage for users traveling in and out of areas without terrestrial mobile services on land, at sea or in flight.

We are partnering with MNOs to offer the SpaceMobile Service to the MNOs’ end-user customers. Accordingly, users will not need to subscribe to the SpaceMobile Service directly with us, nor will they need to purchase any new or additional equipment. We do not anticipate that mobile device manufacturers could unilaterally prohibit the SpaceMobile Service from being offered on their devices, as the service is designed to be complementary to the existing cellular broadband service offered by MNOs. We expect that users will be able to access the SpaceMobile Service when prompted on their device that they are no longer covered by the terrestrial cellular infrastructure of the MNO with the ability to immediately connect or purchase a subscription plan directly with their existing MNO. We generally seek to use a revenue-sharing business model in our agreements with MNOs. As of the date hereof, we have entered into preliminary agreements and understandings with MNOs which collectively cover approximately 1.8 billion mobile subscribers, of which approximately 1.0 billion mobile subscribers are covered by preliminary agreements and understandings that provide for revenue-sharing with us. We estimate that the global market opportunity for our services is more than $1.1 trillion, according to GSMA market data, which represents approximately 5.3 billion mobile subscribers that are constantly moving in and out of coverage. Additionally, approximately 3.7 billion people are unconnected to cellular broadband, including 450 million people globally that live in areas with no connectivity or mobile cellular coverage.

The SpaceMobile Service is expected to enable MNOs to augment and extend their coverage by using the MNOs’ spectrum resources without building towers or other land-based infrastructure, including where it is not cost-justified or is difficult due to environmental challenges, such as mountainous or rugged terrain, or maritime or aeronautical applications.

The SpaceMobile Service is currently planned to be provided by a network of 168 high-powered, large phased-array satellites in LEO. The worldwide mobile traffic will be directed by the SpaceMobile constellation to gateways via high-throughput Q/V-band links and then directed to the in-country MNOs’ core cellular network infrastructure, located at our dedicated gateways. We anticipate that users will be able to connect to the SpaceMobile Service as if they were using a local cell tower.

On April 1, 2019, we launched our first test satellite, the BW1, which was used to validate our satellite to cellular architecture and was capable of managing communications delays from LEO and the effects of Doppler in a satellite to ground cellular environment using the 4G-LTE protocol. We are currently completing the assembly and testing of our BW3 test satellite. The BW3 test satellite currently is targeted to launch in the summer of 2022 on a SpaceX Falcon 9 vehicle. We are also currently developing and designing our constellation of BB satellites. In order to meet our production and launch targets, we are actively engaged in the procurement of long lead-time satellite componentry and electronics for our BB satellites. We are currently planning to begin launching our first commercial BB satellites during 2023 and expect this to continue through 2025. We are currently targeting to achieve substantial global mobile coverage after the launch of a total of 110 satellites by the end of 2024 and MIMO capabilities during 2025 after the launch of a total of 168 satellites.

The SpaceMobile Service has not yet generated revenue and is not expected to generate revenue until after the commercial launch of the SpaceMobile Service. After we launch and deploy our BB satellites during 2023, we may seek to generate revenue by providing a limited SpaceMobile Service in certain countries. The limited SpaceMobile Service would not be available on a continuous basis and our ability to offer such limited services is dependent upon numerous factors, including execution of definitive commercial agreements with MNOs, agreement by MNOs to provide limited services to their end-user customers, end-user customer acceptance, pricing, availability of active satellites over the country, regulatory approvals, and other factors. As we continue to launch and deploy additional BB satellites during 2024 and 2025, we expect to generate revenue after the commercial launch of the SpaceMobile Service in certain geographical locations beginning in 2024.

Strategy

Key elements of our strategy include:

●	Maintaining Our Focus on Technology and Innovation. We continue to focus on research and development to bring our SpaceMobile Service to the global market. Our continued innovation in the development of our satellite system, components and related technologies and services are supported by a global engineering team of space scientists and consultants and a culture that deeply values and supports innovation. We protect our innovations by owning the majority of the intellectual property we use and we seek to protect such intellectual property with United States (“U.S.”) and worldwide patent registrations and applications.

●	Continuing to Partner with MNOs to Sell the SpaceMobile Service to Their End-User Customers. We continue to contract with MNOs to use the planned SpaceMobile Service to supplement and augment their terrestrial networks. As of the date hereof, we have entered into preliminary agreements and understandings with MNOs which collectively cover approximately 1.8 billion mobile subscribers and of which approximately 1.0 billion mobile subscribers are covered by preliminary agreements and understandings that provide for revenue-sharing with us. We continue to work with existing partners as well as continue to expand with new partners to increase market access in the markets in which we operate.

●	Continuing to Build and Leverage Relationships with Wireless Infrastructure Providers. We intend to continue developing commercial partnerships that allow us to gain access to mobile subscribers across the globe. Our engineering, production and technology relationships augment our internal resources, including our ability to integrate and test satellites at our Midland, Texas facilities, and we intend to leverage their capabilities and infrastructure. Furthermore, we intend to leverage these relationships to provide the in-country ground infrastructure and telecom facilities necessary for our MNO partners to deliver the SpaceMobile Service to their customers.

The SpaceMobile Service

The SpaceMobile Service currently is expected to be provided by a high-powered, large phased-array 168 satellite system in LEO. The worldwide mobile traffic will be directed by the SpaceMobile constellation to gateways via high-throughput Q/V-band links and then directed to the in-country MNO’s core cellular network infrastructure, located at our dedicated gateways. Our technology is designed to not require any grants of new mobile spectrum or any involuntary spectrum sharing. Instead, with the consent of the participating MNO and the national regulator, our technology is intended to expand the utility of already-licensed mobile terrestrial spectrum to the MNOs, without causing harm to other users, in large part because the same licensee engages in satellite-terrestrial coordination. We believe the SpaceMobile Service is positioned to be the first global space-based mobile broadband network to be accessible to any standard, unmodified, off-the-shelf mobile phone or 2G/3G/4G LTE/5G and IoT-enabled device without communications delay encumbering other solutions.

We believe that the mobile satellite services industry will continue to experience growth driven by the increasing awareness of the need for reliable mobile voice and data communications services, the lack of coverage of most of the Earth’s surface by terrestrial wireless systems, the continued development of innovative, lower-cost technology, applications integrating mobile satellite products and services, and the continued development of the IoT. We believe only satellite providers can offer global coverage.

The BB satellites are being designed to use patented high-throughput modular satellite technology to distribute the functional capabilities of conventional satellites (power, thermal, navigation, communications) across many small, functionally independent and patented modules called Microns. The distribution of functionality across a large-area, low-volume and in-space structure maximizes the surface area while minimizing the total system mass. Because of the distributed nature of functionality, even if some Microns fail in space, the SpaceMobile Service is still expected to be able to continue operations, though at a slightly degraded capacity compared to the total loss of a conventional satellite. These Micron modules use a unique modular design and mechanically deploy in space to create a solar panel for energy storage on one side and a beamforming antenna for communication on the other side.

Development and Commercial Launch Timeline

Development and Testing

On April 1, 2019, we successfully launched our first satellite, BW1, which connected directly to an antenna at our facility in Midland, Texas, to test its satellite to ground communications technology. During such testing, we were able to validate its cellular architecture and its capability to manage communications delays from LEO and the effects of Doppler in a satellite to ground cellular environment using the 4G-LTE protocol. We are currently completing the assembly and testing of our BW3 test satellite. The BW3 test satellite has an aperture of 693 square feet and is designed to communicate directly with mobile phones via 3GPP standard frequencies. The BW3 test satellite currently is targeted to launch in the summer of 2022 on a SpaceX Falcon 9 vehicle. However, the exact timing of such launch is contingent on a number of factors, including satisfactory and timely completion of testing of BW3. Through December 31, 2021 and as of the date hereof, we incurred approximately $67.6 million and $80.7 million of capitalized costs (including launch cost and non-recurring engineering costs) relating to the BW3 test satellite, respectively. The BW3 test satellite is substantially complete and we do not expect to incur material costs in future periods relating to the BW3 test satellite.

The BW3 test satellite is expected to enable testing with unmodified LTE and 5G devices such as smartphones, tablets and IoT equipment. The satellite is also expected to enable live testing for voice, video and data. With the BW3 test satellite, our main objective is to demonstrate the entire technology stack of our constellation satellite design by providing direct broadband communications between our BW3 test satellite and standard compliant LTE and 5G devices without any modification using UE standard in select bands in the 698 MHz to 960 MHz range and using gateways located in a number of selected countries, including the United States. The BW3 test satellite will provide the testing and validation plans for the BB satellite design, expected to be used for the first commercial satellites of the SpaceMobile Service.

Commercial Launch

We have developed a satellite deployment plan and corresponding commercial launch plan of the SpaceMobile Service based on regional service areas to provide the SpaceMobile Service. The following table shows the number of BB satellites we expect to deploy for service in the listed geographical areas. Continuous coverage is not expected to be available at all times in certain areas of particular countries due to numerous factors, including number of active satellites in the region, latitude coverage range, and other factors. Also, we will need to obtain regulatory approval in each jurisdiction to provide the SpaceMobile Services and our inability to obtain such approval on a timely basis, or at all, could impact our commercial launch plans.

Planned Satellite Deployment	# of BB Satellites	Countries Included
Equatorial	20	Angola, Benin, Brazil, Burundi, Cameroon, Central African Republic, Chad, Colombia, Congo, Cook Islands, Costa Rica, Democratic Republic of the Congo, Ecuador, Equatorial Guinea, Ethiopia, French Guiana, French Polynesia, Gabon, Ghana, Guinea, Guyana, India, Indonesia, Ivory Coast, Kenya, Liberia, Malaysia, Maldives, Nigeria, Panama, Papua New Guinea, Peru, Philippines, Rwanda, Sierra Leone, Singapore, Solomon Islands, Somalia, South Sudan, Sri Lanka, Suriname, Tanzania, Thailand, Timor-Leste, Togo, Uganda, Venezuela, Vietnam, Zambia
Americas, Europe, Pan-Asia	45	Afghanistan, Algeria, Argentina, Australia, Bermuda, Chile, Cyprus, Egypt, Gibraltar, Greece, Iraq, Israel, Italy, Japan, Jordan, Lebanon, Libya, Malta, Mexico, Morocco, New Zealand, Pakistan, Portugal, Saudi Arabia, South Africa, South Korea, Spain, Tunisia, Turkey, Turkmenistan, Uruguay, the United States
Rest of World	45	Albania, American Samoa, Andorra, Anguilla, Antigua & Barbuda, Armenia, Aruba, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Barbados, Belize, Bhutan, Bolivia, Bosnia & Herzegovina, Botswana, British Virgin Islands, Bulgaria, Burkina Faso, Cabo Verde, Cambodia, Canada, Cayman Islands, Comoros, Croatia, Djibouti, Dominica, Dominican Republic, El Salvador, Eritrea, Fiji, France, Gambia, Georgia, Grenada, Guam, Guatemala, Guinea-Bissau, Haiti, Honduras, Hong Kong, Hungary, Jamaica, Kazakhstan, Kosovo, Kuwait, Kyrgyzstan, Laos, Lesotho, Macao, Macedonia, Madagascar, Malawi, Mali, Mauritania, Mauritius, Mayotte, Moldova, Monaco, Mongolia, Montenegro, Montserrat, Mozambique, Myanmar, Namibia, Nepal, New Caledonia, Nicaragua, Niger, Niue, Norfolk Island, Northern Mariana Islands, Oman, Paraguay, Puerto Rico, Qatar, Réunion, Romania, Saint Kitts & Nevis, Saint Lucia, Saint Vincent & the Grenadines, Samoa, Senegal, Serbia, Slovenia, Sudan, Switzerland, Taiwan, Tajikistan, Tonga, Trinidad & Tobago, Turks & Caicos Islands, Ukraine, United Arab Emirates, United States Virgin Islands, Uzbekistan, Vanuatu, Yemen
MIMO Functionality	58	Albania, Andorra, Armenia, Austria, Azerbaijan, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Faeroe Islands, France, Georgia, Germany, Gibraltar, Greece, Guernsey, Hungary, Ireland, Isle of Man, Italy, Japan, Jersey, Kosovo, Latvia, Liechtenstein, Luxembourg, Macedonia, Malta, Moldova, Monaco, Montenegro, Netherlands, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Switzerland, Ukraine, United Kingdom, USA

We currently plan to begin launching the first commercial BB satellites in 2023 and expect this to continue through 2025. We currently plan to achieve substantial global mobile coverage after the launch of an aggregate of 110 satellites by the end of 2024 and MIMO capabilities during 2025 after the launch of an aggregate of 168 satellites. Our current plan is subject to numerous uncertainties, many of which are beyond our control, including satisfactory and timely completion of assembly and testing of the satellites, availability of launch windows by the launch providers, proposed orbits and resulting satellite coverage, launch costs, ability to enter into agreements with MNOs, regulatory approvals, and other factors. Accordingly, we may adopt a deployment strategy that may differ from our current plan.

Customers, Sales and Marketing

We have developed relationships with companies, such as Vodafone, Rakuten USA, American Tower and others that have innovative technologies and products, highly skilled personnel or potential end-user customers that complement our strategy. Also, our business model with MNOs is designed to allow the MNO to augment and extend their coverage by using their own spectrum resources without having to build towers or other infrastructure, including where it is not cost-justified or is difficult, which, in turn, is contemplated to provide us with the ability to sell our SpaceMobile Service to the end-user customers of MNOs without any direct contract with us.

The SpaceMobile Service is being designed to offer global broadband internet connectivity under our wholesale business model of revenue-sharing agreements with MNOs. Through these agreements with MNOs, we will gain access to their existing customers who will be the ultimate end-users of the SpaceMobile Service. We generally seek to negotiate a revenue-sharing model in our agreements with MNOs. As of the date hereof, we have entered into over 20 preliminary agreements and understandings with MNOs which collectively cover approximately 1.8 billion mobile subscribers and of which approximately 1.0 billion mobile subscribers are covered by preliminary agreements and understandings that provide for revenue-sharing with us. Many of these preliminary agreements and understandings will need to be renewed as their terms will end before we launch the SpaceMobile Service. We will also need to execute definitive commercial agreements with MNOs that will supersede these preliminary agreements and understandings before we can offer our SpaceMobile Service.

We expect that the MNOs will market and sell the enhanced coverage of the SpaceMobile Service directly to their customers and offer the service at a differentiated price to the current terrestrial coverage using the following service offerings through automatic prompts that are made via text message directly to the end-user customer’s mobile phone when they leave the terrestrial coverage area and at the point in time when they likely want to access the SpaceMobile Service or are subscribed for as part of a monthly add-on to the end-user customer’s existing wireless plan:

Service Offering	Service Offering Details

Day Pass (Ad-Hoc)	●	Upon leaving the terrestrial cellular coverage area, mobile subscribers will receive a text on their phone asking if they would like to turn on the SpaceMobile Service.

Monthly Add-on Subscription (Consumer)	●	Subscribers can pay a fixed monthly fee to add the SpaceMobile Service as a supplemental service to their current wireless plan.

	●	Roaming onto the SpaceMobile Service’s network upon entering an area without cell tower coverage.

Monthly Add-on Subscription (Enterprise)	●	Same as monthly ad-on for consumers, but with more data targeting commercial enterprises and governments.

Standalone Get Connected Plan	●	In areas without cellular coverage today, subscribers will use and pay for the SpaceMobile Service as their primary network.

	●	Incumbent wireless companies and other promotional partners are expected to sell and/or subsidize low-cost phones and market the SpaceMobile Service.

We expect that the majority of our revenue will be generated from the SpaceMobile Service offerings described above through revenue-sharing arrangements with MNOs; however, the ultimate offerings and pricing will be subject to mutual agreement with the MNOs and there can be no assurance as to what model any MNO ultimately offers its customers and the level of customer acceptance of these models.

Manufacturing, Assembly and Launch

Our management team facilitates an efficient contract manufacturing process through the development of strong relationships with a number of different domestic and international contract manufacturers. We utilize a range of contract manufacturers and vendors to manufacture specific components, subassemblies, software and other electronic components used in our satellites. Some components, subassemblies and services necessary for the manufacture of our satellites are obtained from a sole source supplier or a limited group of suppliers. We conduct extensive testing and quality-control procedures for all products in our facilities in Texas, Israel and Spain.

Our satellite systems will be assembled, integrated and tested in our Texas facilities. During the fourth quarter of 2021, we purchased an additional 100,000 square foot facility in Midland, Texas (the “AIT Facility”). We are currently making capital investments in the AIT Facility to purchase the required assembly equipment and build out the clean-room capacity required to industrialize our assembly, integration and testing processes for the BB satellites. With the purchase of the AIT Facility, we now have a total of 185,000 square feet of industrial space in Texas and upon the completion of build-out of the AIT Facility, we will have an aggregate of approximately 100,000 square feet of clean room capacity for the assembly, integration and testing of our BB satellites. With our current facilities in Midland, Texas, at full capacity, we expect to be able to assemble up to six BB satellites per month.

We have entered into a multi-launch agreement with SpaceX for future launches of the BB satellites through December 31, 2024, including the launches of the BW3 test satellite and the first BB satellite. The agreement provides for a framework for additional launch service agreements relating to the launch of future BB satellites, and permits us to delay launches of the satellites upon the payment of certain rebooking fees. The exact timing of the satellite launches is contingent on a number of factors, including satisfactory and timely completion of production and testing of the satellites. We intend to continue to explore engaging with multiple satellite launch providers for subsequent launches of the BB satellites.

Satellite Technology Development

The industry in which we compete is subject to rapid technological developments, evolving standards, changes in customer requirements and continuing developments in the communications and networking environment. We believe our ability to adapt to these changes, and to develop the SpaceMobile Service and the related components, is a significant factor in our ability to execute our business plan.

We conduct a majority of our engineering development activities by utilizing our global engineering team of space scientists and consultants, whom we employ or directly engage as consultants or who are engaged either full- or part-time on our matters and are employed by third-party consultants who work with us on various aspects of our satellite system development efforts. Our engineering development activities primarily take place at development offices or teams located in Maryland, Spain, the United Kingdom and Israel, as well as at our Texas assembly and testing facilities. Also, we utilize third-party technology partners to assist in the development of our satellite technology, including our satellite mechanical design and the design of our electronics.

Government Regulation

We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with our services. As we launch service to additional countries and regions, we will become subject to additional governmental approvals and regulations. We will provide a number of services that rely on the use of radio-frequency spectrum, and the provision of such services is highly regulated. Satellites are to be operated in a manner consistent with the regulations and procedures of the International Telecommunication Union (“ITU”), a specialized agency of the United Nations, which require the coordination of the operation of satellite systems in certain circumstances, and more generally are intended to avoid the occurrence of harmful interference among different users of the radio spectrum.

Our business is subject to extensive rules, regulations, statutes, orders and policies imposed by the government in the United States and in foreign jurisdictions. For example, in the United States commercial use of radio-frequency spectrum is subject to the jurisdiction of the Federal Communications Commission (“FCC”) under the Communications Act of 1934, as amended. The FCC is responsible for authorizing the operation of commercial spacecraft, and also authorizes non-U.S. licensed spacecraft to be used to serve the United States. The FCC also licenses the operation of satellite earth stations and regulates the technical and other aspects of the operation of these facilities.

The SpaceMobile Service in the United States is subject to a pending market access application before the FCC to permit the use of a foreign satellite constellation in U.S. territory in V-band frequencies. The application seeks authority to utilize 243 satellites operating in 16 orbital planes in an approximate altitude of 700 kilometers. If we do not operate the satellites as requested, we would need to modify our license with the FCC or risk losing a portion of our surety bond for failure to meet all milestones. The FCC application, and an accompanying Request for Declaratory Ruling, have been accepted for filing and are under consideration by the FCC. Third parties have filed letters of support for, and of opposition to, our market access application.

Because the SpaceMobile Service will be using satellites transmitting on spectrum traditionally licensed to MNOs, we will also need the approval of the FCC’s Wireless Telecommunications Bureau, which handles terrestrial wireless licensing. We intend to seek this approval in connection with an agreement with a terrestrial wireless carrier with which we have a cooperative arrangement. Other parties have indicated that they may oppose this approval on procedural and substantive grounds.

We have obtained an experimental license from the FCC to permit the testing of the BW3 test satellite in LTE frequencies in multiple locations in the United States and to permit the use of ground stations in Texas and Hawaii in connection therewith. We will also need to secure FCC authority in the future for the ground segment of the SpaceMobile Service, namely two or three fixed earth stations located in the United States. Earth station licenses generally are granted for 15-year terms, and typically are renewed in the ordinary course. Material changes in earth station operations would require prior approval by the FCC. The operation of our earth stations is subject to various license conditions, as well as the technical and operational requirements of the FCC’s rules and regulations.

We are also seeking regulatory approval for fixed earth stations in other jurisdictions around the world to operate satellite earth stations in connection with our service, including in connection with BW3 testing. We are also seeking regulatory approval to permit the use of our satellites using V-band frequencies in foreign jurisdictions where we intend to operate. If we are unable to obtain such regulatory approvals, we would not be able to operate in those jurisdictions. Also, with respect to BW3, we have contracted with third parties to permit the usage of S-band frequencies. We intend to contract with third parties for the usage of S-band frequencies in connection with the operation of the SpaceMobile Service.

The SpaceMobile Service will operate under filings made by Papua New Guinea with the ITU and Papua New Guinea has issued a Radiocommunications Apparatus License to us to operate our satellite system. The orbital location and frequencies for our satellites are subject to the ITU’s regulations, including its frequency registration and coordination procedures, and its various provisions on spectrum usage. Those procedures are specified in the ITU’s Radio Regulations and seek to facilitate shared international use of limited spectrum and orbital resources in a manner that avoids harmful interference. Among other things, the ITU regulations set forth procedures for establishing international priority with respect to the use of such resources, deadlines for bringing satellite networks into use in order to maintain such priority, and coordination rights and obligations with respect to other networks, which vary depending on whether such networks have higher or lower ITU priority. Further licensing by Papua New Guinea may be required if material changes to the SpaceMobile Service are made. We expect to register each of our satellites after launch with the United Nations Register of Objects Launched Into Outer Space via a European country where we have operations.

Government regulators, including the FCC, have adopted expansive views of the scope of their regulatory authority over common carriers providing broadband mobile service and are increasingly focused on the quality of service, customer disclosures, customer privacy, and the customer support that wireless carriers provide. These include, but are not limited to, common carrier obligations; universal service obligations; rules governing billing and the pass through of third-party charges, regulations governing subscriber privacy and customer proprietary network information; access to E911 and location accuracy requirements; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; emergency warning requirements; rules governing spam, telemarketing and truth-in-billing; outage reporting; open Internet and Net neutrality requirements; cybersecurity and rules requiring the offering of equipment and services that are accessible to and usable by persons with disabilities, among others. Note that we do not expect that SpaceMobile will be subject to common carrier obligations and regulations, but SpaceMobile’s MNO partners may be subject to the conditions described above.

Intellectual Property

Our intellectual property portfolio consists of over 28 patent families, 8 United States patents (and the exclusive license to use one United States patent) and 25 United States patent applications. We also have patents in 12 countries in Europe and Japan with 5 international patent applications and 37 pending applications in the following six jurisdictions: Japan, Australia, Korea, Canada, Europe and India. We have more than 2,100 patent and patent pending claims worldwide as of the date hereof.

We seek to establish and maintain our proprietary rights in our technology and products through a combination of patents, copyrights, trademarks, trade secrets and contractual rights. We also seek to maintain our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have registered a number of patents and trademarks in the United States and in other countries and have a number of patent filings pending determination. There can be no assurance, however, that these rights can be successfully enforced against competitive products in any particular jurisdiction. Although we believe the protection afforded by our patents, copyrights, trademarks, trade secrets and contracts has value, the rapidly changing technology in the satellite and wireless communications industries and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on the protections afforded by patent, copyright, trademark and trade secret laws and contractual rights.

Certain of our products include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all.

The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot assure you that our patents and other proprietary rights will not be challenged, invalidated or circumvented, that others will not assert intellectual property rights to technologies that are relevant, or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.

Competition

The mobile satellite services industry at-large is highly competitive but has significant barriers to entry, including the cost and difficulty associated with successfully developing, building and launching a satellite network and obtaining various governmental and regulatory approvals. In addition to cost, there is a significant amount of lead time associated with obtaining the required licenses, building and launching the satellite constellation, and developing and deploying the ground network technology. We currently face substantial competition from other service providers that offer a range of mobile and fixed communications options. There are also a number of competitors working to develop innovative solutions to compete in this industry, many of which are more established providers or have significantly greater resources than we do. In addition, while we view our services as largely complementary to terrestrial wireline and wireless communications networks through our MNO partnerships, we also compete with them indirectly.

We face competition from other service providers that offer a range of mobile and fixed communications options, such as Inmarsat, Globalstar, ORBCOMM, Thuraya Telecommunications Co. and Iridium Communications. In addition, we face competition from companies developing new LEO networks, such as SpaceX’s Starlink, OneWeb and Amazon’s Kuiper. The key differentiator between the SpaceMobile Service and all other LEO constellations and mobile satellite service providers is that we intend to connect our SpaceMobile Service to standard, unmodified cellular phones without the requirement of special software, ground terminals or hardware, all while utilizing the spectrum owned and licensed by the MNOs, where as other LEO constellations and mobile satellite service providers require a specific dedicated/proprietary terminal to access each network. In the case of the LEO operators, a VSAT end-user terminal is used and with the mobile satellite service providers, a special purpose satellite phone is required.

We also compete with regional mobile satellite communications services in several geographic markets. In these cases, the majority of our competitors’ customers require regional, not global, mobile voice and data services, so competitors may present a viable alternative to the SpaceMobile Service. These regional competitors operate or plan to operate geostationary satellites. In some markets, we compete directly or indirectly with very small aperture terminal operators that offer communications services through private networks using very small aperture terminals or hybrid systems to target business users. We also compete indirectly with terrestrial wireline and wireless communications networks and to the extent that terrestrial communications companies invest in underdeveloped areas, we may face increased competition in those areas.

Environmental, Health and Safety

We are subject to various laws and regulations relating to the protection of the environment and human health and safety, including those governing the management, storage and disposal of hazardous materials, such as fuels and batteries, which may contain hazardous materials. Certain environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), impose joint and several liability, without regard to fault, for cleanup costs on persons who disposed of or released hazardous substances into the environment, including at third-party sites or offsite disposal locations, or those who currently own or operate (or formerly owned or operated) sites where such a release occurred. In addition to clean-up actions brought by federal, state, local and foreign governmental entities, private parties could raise personal injury or other claims against us due to the presence of, or exposure to, hazardous materials on, from or otherwise relating to such a property.

Also, our operation of satellites will be regulated by various jurisdictions over which our satellites will travel, as well as those jurisdictions in which we enter or return to the earth’s atmosphere and land (including through unintentional landings). We could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or in connection with liabilities under environmental laws and regulations.

Human Capital Management

As of December 31, 2021, we had approximately 386 employees and consultants worldwide, which included approximately 163 employees and consultants in the United States and approximately 223 in other jurisdictions, primarily Israel, Spain, the United Kingdom, and Lithuania. We view the strength of our leadership team and our talented colleagues around the world as a critical component of our future success. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. None of our U.S. employees are subject to any collective bargaining agreement. Generally, each employee is required to sign a confidentiality, non-disclosure and non-use agreement with us. We consider our employee relations to be good.

Our key human capital objectives in managing our business include attracting, developing and retaining top talent, while integrating diversity, equity and inclusion principles and practices into our core values. Our success depends, in part, on our continuing ability to identify, hire, attract, train, develop, and maintain our employees’ well-being. Our ability to hire, attract and retain employees depends on our ability to provide competitive total compensation. Our compensation and benefit packages are designed to attract and retain employees and align the employees’ interests with our long-term success. We seek to align the interests of our employees and stockholders by providing long-term incentive programs such as awards of stock-based compensation to most of our employees. We generally make available the following benefits for our employees, including, but not limited to, health insurance, flexible spending accounts, life insurance, long- and short-term disability, unlimited vacation in the United States and paid vacation in foreign jurisdictions, paid time off for holidays, sick time, and parental leave.

We seek to attract a diverse population of employees by using a wide variety of recruiting platforms, such as online job portals (including portals targeted to diverse communities), recruiters, in-person job fairs, local university training and recruitment programs, and employee referrals. We encourage training and development of our employees and provide on-the-job training and online training platforms.

We are committed to ensuring a safe working environment for our employees. Our engineering and manufacturing facilities have injury prevention programs, and our procedures emphasize the need for the cause of injuries to be investigated and for action plans to be implemented to mitigate potential recurrence. In response to the COVID-19 pandemic, we implemented a health and safety policy that contains protocols consistent with federal guidelines. We continue to provide weekly COVID-19 testing for the collective health and safety of our employees. We initially transitioned our workforce to work from home and have now moved to a hybrid model, except for manufacturing employees whose work requires the use of equipment at our facilities. We believe that we have learned to operate successfully in this new environment, and we remain committed to supporting our hybrid work program for our team.

Key Wireless Infrastructure Provider Relationships

We have relationships with various wireless infrastructure providers. A summary of certain commercial relationships with wireless infrastructure providers is below.

Vodafone

We and Vodafone have agreed to enter into one or more definitive agreements for a commercial partnership that is anticipated to use the SpaceMobile Service (the “Vodafone Commercial Agreements”). In connection with the commercial agreements, we have agreed that we, our subsidiaries, and affiliates would not enter into any agreement, term sheet, or letter of intent that grants another party the rights related to the provision of mobile services in the Vodafone markets or Vodafone partner markets prior to the execution of the Vodafone Commercial Agreements.

The Vodafone Commercial Agreements are expected to include mutual exclusivity, conditioned upon Vodafone making the SpaceMobile Service available to all of its customers and certain promotional efforts, within all Vodafone markets for five years commencing on the launch of a commercial service in all of the Vodafone markets; preferential commercial terms in Vodafone partner markets; 50/50 revenue share for the SpaceMobile Service in Vodafone exclusivity markets; and the procurement, building and operating of mobile network ground stations at a mutually agreed cost by Vodafone. No payments have been made to date between us and Vodafone pursuant to the anticipated Vodafone Commercial Agreements. Vodafone has the right to designate one individual to our Board of Directors. Currently, Vodafone’s designee is Luke Ibbetson, Head of Group Research & Development, Vodafone.

Also, we entered into a side letter with Vodafone, dated December 15, 2020, under which we have agreed (i) not to enter into any material corporate strategic relationship or material commercial agreement with a party other than Vodafone and its affiliates that would be reasonably expected to materially frustrate our ability to satisfy our obligations under the Vodafone Commercial Agreements with certain exceptions; (ii) to allocate sufficient funds in the capital budget to facilitate compliance with our obligations under the Vodafone Commercial Agreements; and (iii) not to alter our business plan in a manner that is materially detrimental to our ability to satisfy our obligations under the Vodafone Commercial Agreements.

American Tower

We and American Tower have entered into a side letter agreement that was subsequently amended and restated on December 15, 2020 to reflect the transactions and agreements contemplated by the Equity Purchase Agreement between us and New Providence Acquisition Corp. (“NPA”) (the “Amended and Restated Letter Agreement”). The Amended and Restated Letter Agreement contemplates that we and American Tower will enter into commercial agreements to use American Tower facilities for our terrestrial gateway facilities in certain markets. The term of the operational agreement between us and American Tower is for an anticipated five years after the initial launch of commercial mobile services by us.

The usage of any American Tower services in a Vodafone market will be memorialized in a commercial agreement among all three parties. In markets where Vodafone does not operate (“Carrier Neutral Markets”), we and American Tower may enter into an agreement for American Tower to manage the operation of our deployed gateway facility in such market. In Carrier Neutral Markets where we require a third party to provide a gateway facility or services, we agree to not accept any bid that is inferior to American Tower’s best and final proposal for such gateway facility or services. We also agree to use commercially reasonable efforts to utilize American Tower facilities in (i) Vodafone markets where Vodafone decides to not use its facilities, (ii) Carrier Neutral Markets, and (iii) instances where we require a third-party vendor.

Additionally, we will work with American Tower to evaluate and plan gateway facility and radio access network data center deployments with preferred vendor status to offer carrier-neutral hosting facilities in certain equatorial markets. American Tower will serve as the preferred vendor for carrier neutral hosting facilities. We will pay American Tower a monthly connection fee for use of a carrier neutral hosting facility, which we expect will be charged back to each applicable MNO. If we and American Tower agree to construct a new carrier neutral hosting facility or improve an existing one and American Tower elects to fund all such capital expenditures, American Tower will provide us with a fair-market, long-term lease to such facility. No payments have been made to date between us and American Tower under the Amended and Restated Letter Agreement. American Tower has the right to designate one individual to our Board of Directors. Currently, American Tower’s designee is Ed Knapp, Chief Technology Officer, American Tower.

Rakuten

On February 4, 2020, we entered into a commercial agreement with Rakuten, for our development of exclusive network capabilities in Japan compatible with the mobile network of Rakuten and its affiliates, which agreement was amended and restated as of December 15, 2020 (the “Rakuten Agreement”). Under the terms of the Rakuten Agreement, we agreed to make investments in building network capabilities in Japan that are compatible with the mobile network of Rakuten and its affiliates. Furthermore, we will collaborate with Rakuten to ensure network capability with Rakuten’s licensed frequencies, including full coverage in Japan with 3GPP Band 3 frequencies with MIMO capability. Upon the launch of such coverage, Rakuten will receive unlimited, exclusive rights and usage capacity in Japan in exchange for a $0.5 million annual maintenance fee payable to us or our successors. We will make $5.0 million (or such lesser amount as mutually agreed upon the parties) in capital investments towards the design, construction, acquisition and implementation of ground communication assets. We and Rakuten will receive unlimited rights and usage of the ground assets for their respective operations, including, but not limited to, satellite and other telecommunication communications. The Rakuten Agreement includes a commercial roadmap for our satellite launches with key performance indicators (“KPIs”) that we must meet. If we do not meet the applicable KPIs for the last two phases of our satellite launch program in accordance with such commercial roadmap or if we become subject to any bankruptcy proceeding or become insolvent, we shall pay to Rakuten a penalty amount of $10.0 million.

The term of the Rakuten Agreement shall remain in effect until we or our successor fulfills our obligations under the Rakuten Agreement. No payments have been made to date between us and Rakuten under the Rakuten Agreement. Rakuten has the right to designate two individuals to our Board of Directors. Currently, Rakuten’s designees are Hiroshi Mikitani, Founder, Chairman and Chief Executive Officer, Rakuten, Inc., and Tareq Amin, Chief Executive Officer, Rakuten Mobile.

Facilities

We currently operate from six locations, including our corporate headquarters and satellite assembly, integrating and testing facilities in Midland, Texas. Also, our majority-controlled subsidiary, Nano, is located in Lithuania.

Property	Location	Leased / Owned
Assembly, Integration and Testing Facility (100,000 square feet)	Midland, Texas	Owned
Assembly, Integration and Testing Facility (85,000 square feet)	Midland, Texas	Leased
Engineering and Development Center	Lanham, Maryland	Leased
Engineering and Development Center	Israel	Leased
Engineering and Development Center	Spain	Leased
Engineering and Development Center	United Kingdom	Leased
Nano Corporate Office and Manufacturing Center	Lithuania	Leased

See Note 6 to the consolidated financial statements included elsewhere in this prospectus for additional information regarding our specific leaseholds. See Note 5 to the consolidated financial statements included elsewhere in this prospectus for additional information regarding our property in Midland, Texas.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors and there can be no assurances that favorable outcomes will be obtained.

Available Information

Our Company’s internet website address is www.ast-science.com. We file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, proxy statements and other information with the SEC. We also make available on that website, and in print, if any stockholder or other person so requests, our “Code of Business Conduct and Ethics” applicable to all employees and Directors. Any changes to our code of ethics will be posted on that website. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

MANAGEMENT

Executive Officers and Directors

Set forth below are the names, ages and positions of each of the individuals who serve as our executive officers and directors as of May 6, 2022:

Name	Age	Position
Executive Officers
Abel Avellan	51	Chairman of the Board and Chief Executive Officer
Sean Wallace	60	Executive Vice President and Chief Financial Officer*
Brian Heller	54	Executive Vice President, General Counsel and Secretary
Shanti Gupta	45	Chief Accounting Officer

Non-Employee Directors
Tareq Amin	50	Director
Adriana Cisneros(2)(3)	42	Director
Alexander Coleman(1)(2)(4)	55	Director
Luke Ibbetson	53	Director
Edward Knapp	62	Director
Hiroshi Mikitani	57	Director
Ronald Rubin(1)	56	Director
Richard Sarnoff(3)	63	Director
Julio A. Torres(1)(2)(3)	55	Director

*	The Board of Directors appointed Mr. Wallace as Executive Vice President and Chief Financial Officer of the Company effective May 10, 2022.
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the redemption election committee.

Executive Officers

Abel Avellan. Mr. Avellan has been SpaceMobile’s Founder, Chairman, and Chief Executive Officer since its inception in 2017. Prior to founding SpaceMobile, Mr. Avellan served as the founder and Chief Executive Officer of Emerging Markets Communications (EMC), a satellite-based communications services provider to maritime and other mobility markets, from 2000 until its sale to Global Eagle Entertainment Inc. for $550.0 million in July 2016. Following the acquisition of EMC, Mr. Avellan worked as the President and Chief Strategy Officer for Global Eagle Entertainment Inc. until April 2017. Mr. Avellan has over 25 years of success in the space industry and is the co-inventor of 24 U.S. patents. He was the recipient of the Satellite Transaction of the Year award by Euroconsult in 2015 and was named Satellite Teleport Executive of the Year in 2017. Mr. Avellan has a BS in Electrical Engineering from Simón Bolivar University. We believe Mr. Avellan is qualified to serve on our Board of Directors due to his expertise and years of success developing innovative space-based technologies and continually proven engineering and management acumen.

Sean Wallace. The Board of Directors appointed Mr. Wallace as Executive Vice President and Chief Financial Officer of the Company effective May 10, 2022. Mr. Wallace is an experienced business leader with over 35 years of finance, banking and management experience. Prior to this appointment, Mr. Wallace served since May 2020 as the Chief Financial Officer and Treasurer of Cogent Communications, Inc., a publicly traded company that is one of the world’s largest commercial internet service providers. Prior to joining Cogent, Mr. Wallace was an investor and operator of industrial real estate projects from 2015 to 2020. He has also held senior management and banking positions at Standard Chartered where he was the Global Head of their origination and coverage business and at JP Morgan where he was their Co-Head of Investment Banking, Asia Pacific and the leader of their North American Telecom Banking operations. Mr. Wallace’s experience as a banker has provided him with expertise in a broad set of financing products including debt, equity and project finance executed primarily for telecommunications companies. Mr. Wallace received an AB from Harvard College and an MBA from Harvard Business School.

Brian Heller. Mr. Heller has served as our Executive Vice President, General Counsel and Secretary since February 2021. Mr. Heller has over twenty years of public company experience. Prior to joining SpaceMobile, he served as General Counsel of Castle Brands Inc., a publicly-traded spirits company, from October 2008 until its sale to Pernod Ricard in October 2019, and as Senior Vice President - Business and Legal Affairs of Ladenburg Thalmann Financial Services, a publicly-traded financial services company, from April 2007 until its sale to a portfolio company of Reverence Capital Partners in May 2020. He joined Ladenburg from AOL Latin America, where he served as Associate General Counsel. Previously, Mr. Heller was a partner in the Corporate and Intellectual Property Departments at the Steel Hector & Davis law firm (now Squire Patton Boggs) in Miami, Florida. Earlier in his career, he served as a law clerk to the Honorable James Lawrence King of the United States District Court for the Southern District of Florida. Mr. Heller received his J.D., cum laude, from Georgetown University Law Center, where he was Articles Editor of the Georgetown Law Journal, and his bachelor of science degree from Northwestern University. He is admitted to practice law in New York and Florida.

Shanti Gupta. Mr. Gupta has served as SpaceMobile’s Chief Accounting Officer since September 2021 and is responsible for the Company’s financial operations, corporate accounting, external reporting, and financial planning and analytics. He brings more than 20 years of global finance and accounting experience to his role on SpaceMobile’s leadership team. Before joining SpaceMobile, he worked with Ernst & Young LLP in New York from 2014, where he was a Partner and Managing Director in the Financial Accounting Advisory Services. Previously, he has worked with Deloitte & Touche LLP in New York and KPMG in India. He earned his Bachelor of Commerce (Honors) from Shri Ram College of Commerce, Delhi University, India, and is a licensed Certified Public Accountant. He is also a Chartered Accountant from The Institute of Chartered Accountants of India.

Directors

The biography of Mr. Avellan is set forth above under the header “Executive Officers”. The biographies of our non-employee directors are set forth below:

Tareq Amin. Mr. Amin serves as a member of our Board of Directors. Mr. Amin was appointed Chief Executive Officer of Rakuten Mobile, Inc., a subsidiary of Rakuten, Inc. in March 2022. Prior to his appointment, Mr. Amin has served as Group Executive Vice President and Chief Technology Officer of Rakuten, Inc., one of the world’s leading Internet service companies since April 2019, and has served as Chief Technology Officer of Rakuten Mobile, Inc., since June 2018. Prior to joining Rakuten Mobile, Inc., Mr. Amin served as Senior Vice President of Technology Development and Automation for Reliance Jio from April 2013 to June 2018. Prior to that, he served as Vice President of Carrier Solutions for Huawei and as Senior Director of National Planning & Performance at T-Mobile. Mr. Amin currently serves on the board of several private companies. Mr. Amin holds a bachelor’s degree in electrical engineering and physics from Portland State University. We believe Mr. Amin is qualified to serve on our Board of Directors based on his years of experience in the telecommunications industry.

Adriana Cisneros. Ms. Cisneros serves as a member of our Board of Directors. Since September 2013, Ms. Cisneros has served as the Chief Executive Officer of Cisneros, a global enterprise focused on media & entertainment, digital advertising solutions, real estate, and social leadership, and she served as its Vice Chairman and Director of Strategy from September 2005 to August 2013. Since 2018, she has served on the board of directors of Mattel Inc. and also serves on numerous non-profit boards. Ms. Cisneros holds a B.A. in journalism from Columbia University, a M.A. in Journalism from New York University and a degree in leadership development from Harvard University Business School. We believe Ms. Cisneros is qualified to serve on our Board of Directors based on her significant leadership experience in media, real estate, entertainment and digital and consumer products.

Alexander Coleman. Mr. Coleman serves as a member of our Board of Directors. Mr. Coleman is currently the Chairman of New Providence Acquisition Corp. II and a Managing Partner of New Providence Management LLC, largely focused investing in public and private consumer related companies. He previously served as Chairman of New Providence Acquisition Corp.’s (“NPA”) board from September 2019 until the closing of the Business Combination in April 2021. Mr. Coleman has a broad range of private equity experience, including but not limited to, as the founder and Managing Partner of Annex Capital Management LLC, a co-Head and Managing Partner of Citicorp Venture Capital, Citi’s New York based leveraged buyout fund and a Managing Investment Partner and co-Head of Dresdner Kleinwort Capital LLC, Dresdner Bank’s North American merchant banking group. These positions required Mr. Coleman to oversee private equity platforms involving control and minority equity investing, mezzanine, distressed senior debt and fund-of-funds. Mr. Coleman was also a Managing Partner of Sea Hunter, a specialized fund focused on the evolving global cannabis market and a predecessor to Tilt Holdings, where he also acted as CEO and board member. Mr. Coleman has served as a director and chairman of the board for numerous private and public companies as well as not-for-profits. Mr. Coleman received an MBA from the University of Cambridge and a BA in Economics from the University of Vermont. We believe Mr. Coleman is qualified to serve on our Board of Directors based on his experience leading companies across many industries.

Luke Ibbetson. Mr. Ibbetson serves as a member of our Board of Directors. Mr. Ibbetson has worked with Vodafone since 1996 and has led the Vodafone Group Research and Development Organization since 2013, which is responsible for all aspects of future research, including trials of emerging technologies. Mr. Ibbetson serves on the board of several industry groups and initiatives, including the 5G Automotive Alliance, and serves as Chairman of the Next Generation Mobile Networks Alliance Board Strategy committee, Mr. Ibbetson holds a B.Sc. in electronic engineering and a M.Sc. in telecommunications from the University of Leeds. We believe Mr. Ibbetson is qualified to serve on our Board of Directors based on his years of experience and commitment to innovative thinking in the telecommunications industry.

Edward Knapp. Mr. Knapp serves as a member of our Board of Directors. Mr. Knapp currently serves as the corporate Chief Technology Officer for American Tower Corporation. Prior to joining American Tower in 2017, Mr. Knapp served as Senior Vice President of Engineering at Qualcomm, where he was responsible for Qualcomm’s New Jersey Corporate Research Center, from which he managed a global engineering team of researchers and product engineering staff. He currently serves on the board of directors of the Center for Automotive Research. Mr. Knapp holds a B.E. in electrical engineering from Stony Brook University, an M.S. in electrical engineering from Polytechnic University (NYU) in New York, and an M.B.A. from Columbia University. We believe Mr. Knapp is qualified to serve on our Board of Directors based on based on his more than thirty-eight years of communications technology experience and thirty years of experience in the development of the global wireless industry.

Hiroshi Mikitani. Mr. Mikitani serves as a member of our Board of Directors. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten, Inc. Founded in 1997, Rakuten Inc. is one of the world’s leading Internet service companies. In 2018, Mr. Mikitani was appointed Chief Executive Officer of Rakuten Medical, Inc., a biotechnology company developing the proprietary Illuminox™ platform as a new standard in precision-targeted anti-cancer treatment technology, and he has also served as Chairman and a director of the company since 2016. Mr. Mikitani has served as a member of the Lyft, Inc. board of directors since March 2015 and currently serves on the boards of directors of a number of privately held companies. In 2011, he was appointed Chairman of the Tokyo Philharmonic Orchestra. He also serves as Representative Director of the Japan Association of New Economy (JANE). Mr. Mikitani holds a commerce degree from Hitotsubashi University and an M.B.A. from Harvard Business School. We believe Mr. Mikitani is qualified to serve on our Board of Directors based on his extensive operating and management experience with major technology companies.

Ronald Rubin. Mr. Rubin serves as a member of our Board of Directors. Mr. Rubin is the Co-Founder and Managing Director of Tower Alliance, LLC, a leading provider of outsourced services to wireless infrastructure owners. Mr. Rubin is also the Co-Founder and Managing Director of Southcom Holdings I, LLC, which oversees and implements wireless infrastructure investment and management strategies in Latin America. Mr. Rubin served as Chief Financial Officer of Global Tower Partners from 2010 to 2013. Mr. Rubin holds a B.S. in Accounting from American University and a M.S. in Taxation from Florida International University and is a Certified Public Accountant. We believe Mr. Rubin is qualified to serve on our Board of Directors based on his years of experience in the telecommunications industry.

Richard Sarnoff. Mr. Sarnoff serves as a member of our Board of Directors. Mr. Sarnoff is Partner at Kohlberg Kravis Roberts & Company and leads its media, entertainment and education investing activities for U.S. private equity. From 2014 through 2017, Mr. Sarnoff served as Managing Director and Head of the Media and Communications industry group of Kohlberg Kravis Roberts & Company, leading investments in the Media, Telecom, Digital Media and Education sectors in the United States. Mr. Sarnoff currently serves on the board of directors of Chegg, Inc. and of several private companies, as well as several not-for-profit organizations. Mr. Sarnoff holds a B.A. in Art and Archeology from Princeton University and an M.B.A. from Harvard Business School. We believe Mr. Sarnoff is qualified to serve on our Board of Directors based on his extensive experience serving in senior leadership roles, and on the boards of directors of media and digital technology companies.

Julio A. Torres. Mr. Torres serves as a member of our Board of Directors. Mr. Torres has served as the managing partner at Multiple Equilibria Capital, a financial advisory firm since March 2013. Mr. Torres has served as the Chief Executive Officer and member of the board of directors of Andina Acquisition Corp. III since January 2019. From August 2015 to March 2018, Mr. Torres served as Chief Executive Officer and a member of the board of directors of Andina Acquisition Corp. II, a blank check company that consummated an initial business combination with Lazy Days’ R.V. Center, Inc. From October 2011 through January 2013, Mr. Torres served as Co-Chief Executive Officer of Andina Acquisition Corp. He also served as a member of the board of Andina 1 from October 2011 until its merger in December 2013 with Tecnoglass Inc. and has continued to serve on the board of Tecnoglass Inc. since such time. Mr. Torres also serves on the board of several international public companies. Mr. Torres graduated from the Universidad de los Andes and received an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a master in public administration from the J.F. Kennedy School of Government at Harvard University. We believe Mr. Torres is qualified to serve on our Board of Directors based on his extensive operational and company governance experience.

Corporate Governance

Composition of the Board of Directors

The business and affairs of our Company are managed under the direction of our Board of Directors. Our Board of Directors is chaired by Mr. Avellan, and includes Adriana Cisneros, Hiroshi Mikitani, Luke Ibbetson, Tareq Amin, Edward Knapp, Richard Sarnoff, Julio A. Torres, Alexander Coleman and Ronald Rubin, four of whom qualify as independent. Subject to the terms of the Stockholders’ Agreement and our Charter and Bylaws, the number of directors will be fixed by the Board of Directors.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of its business and structure, the Board of Directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

In connection with the Business Combination, we and the Stockholder Parties entered into the Stockholders’ Agreement. Pursuant to the Stockholders’ Agreement, among other things, the AST Equityholders agreed to vote all securities of the Company that may be voted in the election of our directors held by such AST Equityholders in accordance with the provisions of the Stockholders’ Agreement, and the Stockholder Parties agree to take all necessary action to cause Avellan to be the chairperson of our Board of Directors until the Sunset Date.

Our Board of Directors currently consists of 13 directors, with three director seats currently being vacant. Our equityholders may nominate directors as follows: (a) Avellan may nominate seven members of our Board of Directors, which amount includes the two initial vacancies for which Avellan will have the right, pursuant to the Stockholders’ Agreement, to designate directors for appointment to such vacancies at any time, as well as one additional director following the vacancy on the Board of Directors created by the retirement of Thomas Severson in April 2022; (b) Invesat, Vodafone Sponsor and American Tower each may nominate one member of our Board of Directors; and (c) Rakuten USA may nominate two members of our Board of Directors. The AST Equityholders will agree to vote for each of the foregoing nominees.

Avellan’s right to nominate directors will decrease in proportion to the ownership interests of Avellan and his permitted transferees in the Company’s aggregate outstanding voting power, such that if Avellan and his permitted transferees, at any point after April 6, 2021: (i) own less than 50% of the Company’s aggregate outstanding voting power of the Company, Avellan and his permitted transferees may only nominate five members of our Board of Directors; (ii) own less than 40% of the aggregate outstanding voting power of the Company, Avellan and his permitted transferees may only nominate three members of our Board of Directors; (iii) own less than 30% of the aggregate outstanding voting power of the Company, Avellan and his permitted transferees may only nominate two members of our Board of Directors; (iv) own less than 20% of the aggregate outstanding voting power of the Company, Avellan and his permitted transferees may only nominate one member of our Board of Directors; and (v) own less than 5% of the aggregate outstanding voting power of the Company, Avellan and his permitted transferees will no longer be entitled to nominate any members of our Board of Directors. If the size of our Board of Directors is increased or decreased, the number of members that Avellan may designate will increase or decrease proportionately to the size of our Board of Directors.

Invesat’s nomination right will terminate if it (together with its permitted transferees) ceases to hold at least 5% of the outstanding Class A Common Stock of the Company (assuming exchange of all AST LLC Common Units for shares of Class A Common Stock). Vodafone’s nomination right will terminate if it (together with its permitted transferees) ceases to beneficially own either (a) at least 5% of the outstanding Class A Common Stock of the Company or (b) at least 50% of the Class A Common Stock held by it immediately after the Closing (assuming exchange of all AST LLC Common Units for shares of Class A Common Stock). Sponsor’s nomination right will terminate at the second annual meeting of the stockholders of the Company following the Closing. American Tower’s nomination right will terminate if it (together with its permitted transferees) ceases to hold at least 50% of the Class A Common Stock held by it immediately after the Closing (assuming exchange of all AST LLC Common Units for shares of Class A Common Stock). Rakuten USA’s nomination right with respect to its first designee will terminate if it (together with its permitted transferees) ceases to hold either (i) at least 5% of the outstanding Class A Common Stock of the Company or (ii) at least 50% of the Class A Common Stock held by it immediately after the Closing (assuming exchange of all AST LLC Common Units for shares of Class A Common Stock), and Rakuten USA’s nomination right with respect to its second designee will terminate if it (together with its permitted transferees) ceases to hold at least 10% of the outstanding Class A Common Stock of the Company (assuming exchange of all AST LLC Common Units for shares of Class A Common Stock).

Director Independence

We are required to comply with the applicable rules of Nasdaq in determining whether a director is independent. Prior to the filing of this prospectus, our Board of Directors undertook a review of the independence of the individuals named above and have determined that each of Adriana Cisneros, Alexander Coleman, Ronald Rubin and Julio A. Torres qualifies as “independent” as defined under the applicable Nasdaq rules and that Messrs. Coleman, Rubin and Torres qualify as independent under Exchange Act Rule 10A-3 specific to audit committee members.

Controlled Company Exception

As of the date of this prospectus, Avellan and his permitted transferees hold all of the Class C Common Stock, which prior to the Sunset Date will entitle such holders to cast the lesser of 10 votes per share and the Class C Share Voting Amount, the latter of which is a number of votes per share equal to (1) (x) an amount of votes equal to 88.3% of the total voting power of our outstanding voting stock, minus (y) the total voting power of our outstanding capital stock owned or controlled by Avellan and his permitted transferees, divided by (2) the number of shares of our Class C Common Stock then outstanding. As a result, as of the date of this prospectus, Avellan and his permitted transferees control approximately 88.3% of the combined voting power of our Common Stock, and may control a majority of our voting power so long as the Class C Common Stock represents at least 9.1% of our total Common Stock. The practical effect of the formula used to calculate the Class C Share Voting Amount is that it will cap the aggregate voting power of the Class C Common Stock so that, in most scenarios, the voting power of the Class C Common Stock will not increase, or will increase more slowly than it would otherwise in the event the Class C holders acquire additional voting stock in the Company. As a result, Avellan and his permitted transferees control approximately 88.3% of the combined voting power of the Common Stock, and may control a majority of the voting power of the Company so long as the Class C Common Stock represents at least 9.1% of our total Common Stock. As a result of the holdings of Avellan and his permitted transferees, we qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our Board of Directors consists of independent directors, (ii) we have a compensation committee that is composed entirely of independent directors and (iii) director nominees be selected or recommended to our Board of Directors by independent directors.

We rely on certain of these exemptions. As a result, we do not have a nominating and corporate committee governance consisting entirely of independent directors and our directors will not be nominated or selected solely by independent directors. We may also rely on the other exemptions so long as we qualify as a controlled company. To the extent we rely on any of these exemption, holders of our Class A Common Stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Audit Committee

Our audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related-person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Messrs. Torres, Coleman and Rubin, with Mr. Torres serving as the chair. Our Board of Directors has affirmatively determined that each member of the audit committee qualifies as independent under Nasdaq rules applicable to board members generally and under Nasdaq rules and Exchange Act Rule 10A-3 specific to audit committee members. All members of our audit committee meet the requirements for financial literacy under the applicable Nasdaq rules. In addition, each of Messrs. Rubin and Torres qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our Board of Directors has adopted a written charter for the audit committee, which is available on our corporate website at https://investors.ast-science.com. The information on any of our websites is deemed not to be incorporated in this prospectus and not to be part of this prospectus.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone or, if directed by our Board of Directors, in conjunction with a majority of the independent members of our Board of Directors) the compensation of our Chief Executive Officer, and the Chief Executive Officer may not be present during voting or deliberations of his compensation;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our Board of Directors regarding the compensation of our other executive officers;

●	reviewing and approving or making recommendations to our Board of Directors regarding our incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for our executive officers;

●	making recommendations to our Board of Directors regarding the compensation of our directors; and

●	retaining and overseeing any compensation consultants.

Our compensation committee consists of Ms. Cisneros and Messrs. Coleman and Torres, with Mr. Coleman serving as chair. Our Board of Directors has affirmatively determined that each of Ms. Cisneros and Messrs. Coleman and Torres qualifies as independent under Nasdaq rules and is a “non-employee director” as defined in Rule 16b-3 of the Exchange Act. Our Board of Directors has adopted a written charter for the compensation committee, which is available on our corporate website at https://investors.ast-science.com. The information on any of our websites is deemed not to be incorporated in this prospectus and not to be part of this prospectus.

None of our executive officers has, during the last year, participated in deliberations of our Board of Directors concerning executive officer compensation. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors.

Nominating and Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our Board of Directors, consistent with criteria approved by our Board of Directors;

●	overseeing succession planning for our Chief Executive Officer and other executive officers;

●	periodically reviewing our Board of Directors’ leadership structure and recommending any proposed changes to our Board of Directors;

●	overseeing an annual evaluation of the effectiveness of our Board of Directors and its committees; and

●	developing and recommending to our Board of Directors a set of corporate governance guidelines.

Our nominating and corporate governance committee consists of Ms. Cisneros and Messrs. Sarnoff and Torres, with Mr. Sarnoff serving as chair. Our Board of Directors has affirmatively determined that each of Ms. Cisneros and Mr. Torres qualifies as independent under Nasdaq rules. Our Board of Directors has adopted a written charter for the nominating and corporate governance committee, which is available on our corporate website at https://investors.ast-science.com. The information on any of our websites is deemed not to be incorporated in this prospectus and not to be part of this prospectus.

Redemption Election Committee

Our redemption election committee is responsible for determining whether, in connection with the redemption of AST LLC Common Units by a holder thereof, we, in our capacity as Managing Member of AST LLC, should elect to redeem such AST LLC Common Units for cash or shares of Class A Common Stock. Our redemption election committee must be comprised solely of directors who were not nominated under the Stockholders’ Agreement or other contractual right by, and are not otherwise affiliated with, any holder of Class B Common Stock or Class C Common Stock, and currently consists of Mr. Coleman. Under the Stockholders’ Agreement, the Stockholder Parties have agreed that, until such date as the Stockholder Parties collectively control less than 50% of the total voting power of the Company, (i) the Stockholder Parties will take all necessary action to cause the Company and our Board of Directors to maintain the Redemption Election Committee of our Board of Directors and its delegated powers and (ii) the provisions of the Stockholders’ Agreement relating to the Redemption Election Committee cannot be amended without the express approval of the Redemption Election Committee. Our Board of Directors has adopted a written charter for the redemption election committee, which is available on our corporate website at https://investors.ast-science.com. The information on any of our websites is deemed not to be incorporated in this prospectus and not to be part of this prospectus.

Code of Business Conduct and Ethics

We have a code of ethics that applies to all of our executive officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics is available on our corporate website at https://investors.ast-science.com. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website rather than by filing a Current Report on Form 8-K.

Risk Oversight

Our Board of Directors is responsible for overseeing our risk management process. Our Board of Directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our Board of Directors believes its administration of its risk oversight function has not negatively affected our Board of Directors’ leadership structure.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Our executive compensation program is designed to attract, motivate and retain high quality leadership and incentivize our executive officers to achieve performance goals over the short- and long-term, which also aligns the interests of our executive officers with those of our stockholders.

Our named executive officers (or “NEOs”) for 2021, who consist of each person that served as our principal executive officer during 2021 and our two other most highly compensated executive officers, were:

●	Abel Avellan, Chairman of the Board and Chief Executive Officer

●	Thomas Severson, Chief Financial Officer and Chief Operating Officer; and

●	Brian Heller, Executive Vice President, General Counsel and Secretary

Mr. Severson retired from the position of Chief Financial Officer and Chief Operating Officer in April 2022.

Summary Compensation Table

The following table summarizes the compensation of our NEOs for the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Abel Avellan(2)	2021	8,995		-	-	-	8,995
Chairman of the Board and Chief Executive Officer	2020	35,838		-	-	-	35,838
							-
Thomas Severson	2021	243,879	(3)	350,000	-	-	593,879
Chief Financial Officer and Chief Operating Officer	2020	220,313		-	-	-	220,313
							-
Brian Heller(4)	2021	216,542		-	2,050,000	-	2,266,542
Executive Vice President, General Counsel and Secretary	2020	-		-		-	-

(1)	Amounts represent the aggregate grant date fair value computed in accordance with FASB ASC 718 for equity awards granted. We provide information regarding the assumptions used to calculate the value of all equity awards made to executive officers in Note 14 to our Consolidated Financial Statements included in our 2021 Annual Report on Form 10-K. On August 11, 2021, Mr. Heller received an award of 350,000 restricted stock units (“RSUs”), 205,000 of which are subject to time-based vesting and 145,000 of which are subject to performance-based vesting. The grant date fair value of the 145,000 performance-based RSUs have been reported at $0 based on the probable outcome of achieving the performance conditions at the time of grant. The grant date fair value of the performance-based RSUs assuming achievement of the performance conditions was $1,450,000.
(2)	Mr. Avellan has historically asked not to be paid any base salary in excess of applicable minimum wage requirements under federal law and, as such, has received substantially below-market base salary. Effective as of the completion of the Business Combination, Mr. Avellan is not receiving any base salary from the Company.
(3)	Effective as of the completion of the Business Combination, Mr. Severson’s annual base salary was increased from $225,000 to $250,000, to better align Mr. Severson’s base salary to that of other similarly-situated executives in our market.
(4)	Mr. Heller joined the Company in February 2021.

Narrative Disclosure to the Summary Compensation Table

This section discusses the material components of the executive compensation program for the year ended December 31, 2021 as applicable to the Company’s NEOs and reflected in the Summary Compensation Table above.

Salaries. Other than Mr. Avellan, our NEOs receive their respective base salaries to compensate them for services rendered to the Company. The base salary payable to each NEO is intended to provide a fixed component of compensation, and reflects the executive’s skill set, experience, role and responsibilities. As noted in the Summary Compensation Table, Mr. Avellan, our Chairman of the Board and Chief Executive Officer, historically asked not to be paid any base salary in excess of applicable minimum wage requirements under federal law and received substantially below-market base salary, and effective as of the completion of the Business Combination, Mr. Avellan has not been receiving any base salary.

Long-Term Equity Incentive Compensation. The goal of our long-term, equity based incentive awards is to align the interests of the Company’s executives with the interests of stockholders. Because vesting is based on continued service, equity-based incentives also foster the retention of our executives during the award vesting period.

Equity Compensation Plans

AST LLC 2019 Equity Incentive Plan. Prior to the Business Combination, equity-based incentive awards in the form of options were issued under the AST LLC Incentive Plan as incentives to its employees, non-employees, and non-employee members of its Board of Directors. Following the Business Combination, no further grants will be made under the AST LLC Incentive Plan. However, the AST LLC Incentive Plan will continue to govern the terms and conditions of the outstanding awards granted under it.

SpaceMobile 2020 Incentive Award Plan. In connection with the Business Combination, the Company adopted the 2020 Incentive Award Plan (the “2020 Plan”). Awards may be made under the 2020 Plan covering an aggregate number of Class A Common Stock shares equal to 10,800,000. Any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market. The 2020 Plan provides for the grant of stock options, restricted stock, dividend equivalents, restricted stock units, incentive unit awards, stock appreciation rights, and other stock or cash-based awards. Each incentive unit issued pursuant to an award, if any, shall count as one share for purposes of calculating the aggregate number of shares available for issuance under the 2020 Plan.

Two types of equity awards have been granted under the 2020 Plan: (1) service-based options and (2) service-based and performance-based restricted stock units. Service-based options typically vest over a four year service period with 25% of the award vesting on the first anniversary of the employee’s commencement date, and the balance thereafter in 36 equal monthly installments. Service-based restricted stock units typically vest over a four year service period with 25% of the award vesting on each anniversary of the employee’s vesting commencement date. Performance-based restricted stock units typically vest when the specified performance conditions are met. Options typically expire no later than 10 years from the date of grant.

During 2021, our NEOs received the following long-term incentive awards under our 2020 Plan:

In August 2021, the Company’s Board of Directors approved an award of 350,000 RSUs to Mr. Heller, with 205,000 of the RSUs subject to service-based vesting and 145,000 RSUs subject to performance-based vesting. The service-based RSUs vest over a four year service period with 25% of the awards vesting on each anniversary of Mr. Heller’s vesting commencement date. The performance-based RSUs will vest upon satisfaction of certain specified performance conditions.

See Note 14 to the Company’s Consolidated Financial Statements included in its 2021 Annual Report on Form 10-K for additional information regarding the Company’s equity compensation plans.

Other Elements of Compensation

401(k) Plan. The Company currently maintains a 401(k) retirement savings plan for its employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Plan allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not match contributions made by participants in the 401(k) plan. The Company believes that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of its executive compensation package and further incentivizes our employees, including NEOs, in accordance with its compensation policies.

Health/Welfare Plans. All of the Company’s full-time employees, including NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent flexible spending account, short-term and long-term disability insurance, and life insurance.

Named Executive Officer Offer Letters and Employment Agreement

Abel Avellan

On July 18, 2018, our subsidiary, AST & Science, LLC, entered into an offer letter with Mr. Avellan, our Chairman and Chief Executive Officer. Pursuant to the offer letter, Mr. Avellan received an annual base salary of $23,660 and is eligible to participate in the Company’s customary health, welfare and fringe benefit plans. In addition, on December 15, 2017, Mr. Avellan entered into AST & Science, LLC’s form Nondisclosure, Confidentiality, Assignment and Noncompetition Agreement containing certain restrictive covenants, including non-compete and non-solicitation restrictions for a period of one year following a termination or cessation of employment for any reason.

Thomas Severson

On March 30, 2018, our subsidiary, AST & Science, LLC, entered into an offer letter with Mr. Severson, our Chief Financial Officer and Chief Operating Officer. Under the offer letter, Mr. Severson receives an annual base salary of $120,000, which was increased to $225,000, effective as of January 7, 2020, based on Mr. Severson’s increased responsibilities and his overall performance and which was further increased to $250,000, effective upon the completion of the Business Combination, to better align Mr. Severson’s base salary to that of other similarly-situated executives in the Company’s market. Mr. Severson is also eligible to participate in AST’s customary health, welfare and fringe benefit plans. Also, on December 15, 2017, Mr. Severson entered into AST & Science, LLC’s form Nondisclosure, Confidentiality, Assignment and Noncompetition Agreement containing certain restrictive covenants, including non-compete and non-solicitation restrictions for a period of one year following a termination or cessation of employment for any reason.

On April 28, 2022, Mr. Severson retired from his positions as Chief Financial Officer and Chief Operating Officer. In connection with his retirement, the Company extended the right to exercise the vested portion of the options to purchase incentive equity units under the AST & Science, LLC 2019 Equity Incentive Plan held by Mr. Severson until April 28, 2023.

Brian Heller

On February 4, 2021, the Company entered into an employment agreement with Mr. Heller, our Executive Vice President, General Counsel and Secretary. Under the employment agreement, Mr. Heller receives an annual base salary of $250,000 and is eligible to participate in the Company’s customary health, welfare and fringe benefit plans. In the event of termination, Mr. Heller is entitled to a severance payment equal to 50% of his base salary, an annual bonus earned through the date of termination for the applicable calendar year based on the achievement of individual and/or Company performance goals as determined by the Board in its sole discretion, and acceleration of any unvested portion of the time-based vesting RSUs equal to (A) (x) the number of days during the period commencing on the last vesting date prior to the date of termination and ending on the six-month anniversary of the date of termination, (y) divided by 365, and multiplied by (B) 51,250. Also, on February 4, 2021, Mr. Heller entered into the Company’s form Nondisclosure, Confidentiality, Assignment and Noncompetition Agreement containing certain restrictive covenants, including non-compete and non-solicitation restrictions for a period of one year following a termination or cessation of employment for any reason.

Outstanding Equity Awards at 2021 Fiscal Year-End

The following table sets forth certain information regarding equity-based awards of the Company held by the Named Executive Officers as of December 31, 2021.

	Options				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Abel Avellan	-	-	-	-	-	-	-	-
Thomas Severson(1)	1,305,134	261,027	0.06	4/17/2029	-	-	-	-
Brian Heller(2)	-	-	-	-	205,000	1,627,700	145,000	1,151,300

(1)	In connection with the Business Combination the existing AST LLC options of 108,000 subject to the award granted to Mr. Severson were converted into options to purchase 1,566,161 AST LLC incentive equity units at an exercise price of approximately $0.06 per unit. Each AST incentive equity unit received by Mr. Severson will be redeemable for one share of Class A Common Stock on the later of the (i) 24-month anniversary of the completion of the Business Combination and (ii) six-month anniversary of the vesting date. The stock award vests over five years, with 1/5th of the total number of options subject to the stock award vesting on the one-year anniversary of Mr. Severson’s start date of October 1, 2017 and the remaining options subject to the stock award vesting in equal monthly installments over the ensuing 48 months, subject to Mr. Severson’s continued service on the applicable vesting date. The stock award will vest in full immediately prior to the completion of a change in control (as defined in the award agreement), subject to Mr. Severson’s continued service until such event.
(2)	Mr. Heller’s stock award is comprised of 205,000 RSUs that vest over a four year service period with 25% of the awards vesting on each anniversary of the vesting commencement date and 145,000 RSUs that vest upon satisfaction of certain specified performance conditions.

Compensation of Directors

The following table sets forth information for the fiscal year ended December 31, 2021 regarding the compensation awarded to, earned by or paid to our non-employee directors.

Name(1)	Fees Earned or Paid in Cash ($)	Equity Awards ($)(2)	Total ($)
Tareq Amin	-	-	-
Adriana Cisneros	-	-	-
Alexander Coleman(3)	55,208	110,967	166,175
Luke Ibbetson	-	-	-
Edward Knapp(3)	-	-	-
Hiroshi Mikitani	-	-	-
Ronald Rubin(3)	44,167	110,967	155,134
Richard Sarnoff(3)	44,167	110,967	155,134
Julio A. Torres(3)	60,729	110,967	171,696

(1)	Mr. Avellan, Chairman of the Company’s board of directors and Chief Executive Officer and Mr. Severson, the Company’s then-Chief Financial Officer and Chief Operating Officer, are not included in this table, as each was an employee of the Company in 2021 and did not receive compensation for services as a director. All compensation paid to Messrs. Avellan and Severson for their services provided to the Company in 2021 is reflected in the Summary Compensation Table above.
(2)	On August 24, 2021, the listed non-employee directors were granted 11,755 RSUs. Amounts represent the aggregate grant date fair value of RSUs computed in accordance with FASB ASC 718. We provide information regarding the assumptions used to calculate the value of equity awards in Note 14 to our Consolidated Financial Statements included in our 2021 Annual Report on Form 10-K.
(3)	Following the Business Combination, Messrs. Coleman, Knapp, Rubin, Sarnoff and Torres were appointed to the Company’s board.

Director Compensation Program

In connection with the completion of the Business Combination, we approved and implemented a compensation program that consists of annual cash retainer fees and long-term equity awards for the non-employee directors of our Board of Directors who are not affiliated with Invesat LLC, Vodafone, ATC TRS II LLC, a Delaware limited liability company (“American Tower”) and Rakuten Mobile Singapore PTE, LTD, a Singapore private limited company (“Rakuten”), or any of their affiliates (the “Director Compensation Program”). Messrs. Coleman, Rubin, Sarnoff and Torres are eligible to participate in the Director Compensation Program. The material terms of the Director Compensation Program are summarized below.

Cash Compensation

●	Annual Retainer: $50,000

●	Annual Committee Chair Retainer:

○	Audit: $20,000

○	Compensation: $15,000

○	Nominating and Corporate Governance: $10,000

●	Annual Committee Member (Non-Chair Retainer):

○	Audit: $10,000

○	Compensation: $7,500

○	Nominating and Corporate Governance: $5,000

Annual cash retainers are paid in quarterly installments in arrears and are pro-rated for any partial calendar quarter of service.

Equity Compensation

●	Initial Grant: Each eligible director who was initially elected or appointed to serve on our Board of Directors after the completion of the Business Combination was automatically granted 11,755 RSUs with grant fair value of $110,967 on August 24, 2021. The initial grant will vest in full on the earlier to occur of (i) the one-year anniversary of the grant date and (ii) the date of the annual meeting of the stockholders following the grant date, subject to the director’s continued service through the vesting date; provided, however, that the earliest vesting date will be the 2022 annual meeting of stockholders.

●	Annual Grant: Further, an eligible director who is serving on the Company’s Board as of the date of the annual meeting of the stockholders each calendar year beginning with calendar year 2022 will be automatically granted, on such annual meeting date, a restricted stock unit award with a value of approximately $150,000, which will vest in full on the earlier to occur of (i) the one-year anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to the director’s continued service through the applicable vesting date.

In addition, each such award will vest in full upon a change in control of the Company (as defined in the 2020 Plan).

Compensation under the Director Compensation Program is subject to the annual limits on non-employee director compensation set forth in the 2020 Plan.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material terms of our capital stock is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Charter and Bylaws are included as exhibits to the registration statement of which this prospectus forms a part. You are encouraged to read the applicable provisions of Delaware law, the Charter and the Bylaws in their entirety for a complete description of the rights and preferences of our securities.

Common Stock

Voting

Under our Charter, holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will vote together as a single class on all matters submitted to the stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class B Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Prior to the Sunset Date, the holders of Class C Common Stock are entitled to the lesser of (i) 10 votes per share and (ii) the Class C Share Voting Amount on all matters submitted to stockholders for their vote or approval. From and after the Sunset Date, which, as defined in the Stockholders’ Agreement, is the earliest to occur of (i) the retirement or resignation of Avellan from the Board of Directors, (ii) the date on which Avellan and his permitted transferees beneficially own less than 20% of the Class A Common Stock that Avellan beneficially owns as of immediately after the closing of the initial business combination contemplated by that certain Equity Purchase Agreement, dated as of December 15, 2020, by and among AST LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the Equity Purchase Agreement and (iii) Avellan’s death or permanent incapacitation, holders of Class C Common Stock will be entitled to one vote per share.

As of March 31, 2022, Avellan and his permitted transferees control, as a group, approximately 88.3% of the combined voting power of the Common Stock as a result of their ownership of all of the Class C Common Stock. Accordingly, Avellan controls the Company’s business policies and affairs and can control any action requiring the general approval of its stockholders, including the election of our Board of Directors, the adoption of amendments to its certificate of incorporation and bylaws and approval of any merger or sale of substantially all of its assets. Until the Sunset Date, Avellan will continue to control the outcome of matters submitted to the stockholders.

Dividends

The holders of Class A Common Stock are entitled to receive dividends, as and if declared by our Board of Directors out of legally available funds. With respect to stock dividends, holders of Class A Common Stock must receive Class A Common Stock.

The holders of Class B Common Stock and Class C Common Stock will not have any right to receive dividends other than stock dividends consisting of shares of Class B Common Stock or Class C Common Stock, as applicable, in each case paid proportionally with respect to each outstanding share of Class B Common Stock or Class C Common Stock.

Liquidation or Dissolution

Upon our liquidation or dissolution, the holders of all classes of Common Stock are entitled to their respective par value, and the holders of Class A Common Stock will then be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Other than their par value, the holders of Class B Common Stock and Class C Common Stock will not have any right to receive a distribution upon a liquidation or dissolution of the Company.

Conversion, Transferability and Exchange

Subject to the terms of the A&R Operating Agreement, the members of AST LLC (other than the Company) may from time to time cause AST LLC to redeem any or all of their units of ownership interest in AST LLC which entitle the holder thereof to the distributions, allocations, and other rights under the A&R Operating Agreement in exchange for, at the Company’s election (subject to certain exceptions), either cash (based on the market price for a share of the Class A Common Stock) (the “Existing Equityholder Cash Out”) or shares of Class A Common Stock (the “Existing Equityholder Share Settlement”); provided that the Company’s election to effect such redemption as an Existing Equityholder Cash Out or an Existing Equityholder Share Settlement must be approved by a committee of our Board of Directors comprised solely of directors who were not nominated pursuant to the Stockholders’ Agreement or other contractual right by, and are not otherwise affiliated with, holders of Class B Common Stock or Class C Common Stock. At the Company’s election, such transaction may be effectuated via a direct exchange of Class A Common Stock or cash by the Company for the redeemed AST LLC Common Units (an “Existing Equityholder Direct Exchange”).

Our Charter provides that (a) if a holder of Class B Common Stock exercises either the Existing Equityholder Cash Out, or the Existing Equityholder Share Settlement or the Existing Equityholder Direct Exchange (collectively, the “Existing Equityholder Conversion”), then the number of shares of Class B Common Stock held by such holder equal to the number of AST LLC Common Units so redeemed, cashed out or exchanged will automatically be cancelled by the Company for no consideration and (b) if a holder of Class C Common Stock (i) exercises the Existing Equityholder Cash Out or (ii) exercises the Existing Equityholder Share Settlement or the Existing Equityholder Direct Exchange and subsequently transfers the Class A Common Stock issued in connection with such redemption and exchange to a person or entity other than Avellan and his permitted transferees, then the number of Class C Common Stock held by such holder equal to the number of AST LLC Common Units so redeemed and exchanged then transferred or cashed out will automatically be cancelled by the Company for no consideration. If Avellan and his permitted transferees exercise the Existing Equityholder Conversion, then the voting power of the Class C Common Stock is reduced commensurate with the voting power of the newly issued Class A Common Stock. The voting power of the Class C Common Stock will be further adjusted if Avellan or his permitted transferees transfer Class A Common Stock to a person or entity that is not Avellan or his permitted transferees.

We may not issue Class B Common Stock or Class C Common Stock such that after the issuance of Class B Common Stock or Class C Common Stock the holder of such stock does not hold an identical number of AST LLC Common Units.

Other Provisions

None of the Class A Common Stock, Class B Common Stock or Class C Common Stock has any preemptive or other subscription rights.

Preferred Stock

We are authorized to issue up to 100,000,000 shares of preferred stock. Our Board of Directors is authorized, subject to limitations prescribed by Delaware law and our Charter, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers (including the voting power), designations, preferences and rights of the shares. Our Board of Directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock, which could have a negative impact on the market price of the Class A Common Stock.

Redeemable Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of Class A Common Stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. The warrants will expire on April 6, 2026, five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of Class A Common Stock upon exercise of a warrant unless, if at the time, the Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We are obligated to file and maintain an effective registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the warrants and to use commercially reasonable best efforts to cause such registration statement to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. Pursuant to such obligations, on May 6, 2021, we filed a Form S-1 covering the shares of Class A Common Stock issuable upon exercise. Notwithstanding the above, if Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our commercially reasonable best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

We may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the last reported sale price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading-day period ending three trading days before we send the notice of redemption to the warrant holders.

We may not exercise our redemption right if the issuance of shares of Class A Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Class A Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (as defined below) over the exercise price of the warrants, by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If we select this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants. If we call our warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that, after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on the exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) and (ii) one minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Class A Common Stock on account of such shares of Class A Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (i) as described above, (ii) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), (iii) to satisfy the redemption rights of the holders of Class A Common Stock in connection with the Closing, or (iv) to satisfy the redemption rights of the holders of Class A Common Stock in connection with a stockholder vote to amend our Charter with respect to any provision relating to stockholders’ rights, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A Common Stock in respect of such event.

If the number of outstanding shares of Class A Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A Common Stock issuable on the exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A Common Stock.

Whenever the number of shares of Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A Common Stock (other than those described above or that solely affects the par value of such shares of Class A Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer that the holder of the warrants would have received if such holder had exercised its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Common Stock in such a transaction is payable in the form of Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or so quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model (as defined in the Warrant Agreement) is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants are issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Class A Common Stock and any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Class A Common Stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the shares of Class A Common Stock issuable upon exercise of the private placement warrants) are not redeemable by us so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis. Except as described below, the private placement warrants have terms and provisions that are identical to those of the public warrants, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants, by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Exclusive Forum

Our Bylaws provide that, to the fullest extent permitted by law, and unless we provide notice in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or to our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our Bylaws further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Anti-Takeover Effects of Provisions of Our Charter and Bylaws

The provisions of our Charter and Bylaws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A Common Stock.

Our Charter and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing our future takeover or change in control unless such takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent; Special Meetings of Stockholders. Our Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Charter and Bylaws also provide that, subject to any special rights of the holders of any series of preferred stock and except as otherwise required by applicable law, special meetings of the stockholders can only be called by our Board of Directors, the chairman of our Board of Directors, or, until the earlier of (i) the Sunset Date or (ii) the time we are no longer a “controlled company,” by our secretary at the request of holders representing a majority of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require our Board of Directors to call a special meeting.

Advance Notice Procedures. Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, and for stockholder nominations of persons for election to our Board of Directors to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although our Bylaws do not give our Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, our Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Authorized But Unissued Shares. Our authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval, subject to, in the case of the Class A Common Stock, the rules of the securities exchange on which the Class A Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, in connection with the redemption or exchange of AST LLC Common Units and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock, coupled with the extraordinary voting right of the Class C Common Stock, could render more difficult or discourage an attempt to obtain control of a majority of our Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations with Interested Stockholders. Our Charter provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203.

Limitations on Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of our directors and officers to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification and advancement and prepayment of expenses. We have entered into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Our Bylaws provide that, to the fullest extent permitted by law, and unless we provide notice in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or to our stockholders by any of our directors, officers, employees or agents, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or our Charter or Bylaws or (iv) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our Charter further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Registration Rights Agreements

In connection with NPA’s IPO, we entered into that certain Registration and Stockholder Rights Agreement, dated as of September 13, 2019, by and among the Company, the Sponsor and the other parties thereto (collectively, the “2019 Holders”) pursuant to which we granted the 2019 Holders certain registration rights with respect to, among other things, the private placement warrants and the shares of Class A Common Stock that were issued at the Closing upon conversion of the 2019 Holders’ founder shares. The 2019 Holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the 2019 Holders have certain “piggy-back” registration rights and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the expenses incurred in connection with the filing of any such registration statements.

On December 16, 2020, we entered into subscription agreements with investors who participated in the Private Investment in Public Equity Investment (such investors, the “PIPE Investors”), pursuant to which we (i) issued an aggregate of 23,000,000 shares of Class A Common Stock to the PIPE Investors at the Closing and (ii) agreed to register such shares.

At the Closing, we entered into the Registration Rights Agreement, dated as of April 6, 2021, by and among the Company, the Sponsor and the Existing Equityholders (collectively, the “Holders,” and such agreement, the “2021 Registration Rights Agreement”) pursuant to which we granted the Holders certain registration rights with respect to the registrable securities of the Company. Among other things, the 2021 Registration Rights Agreement requires us to register the shares of Class A Common Stock issued in connection with the Business Combination and any shares of Class A Common Stock issued upon the redemption of any AST LLC Common Units. The Holders are entitled to: (i) make a written demand for registration under the Securities Act of all or part of their shares of Class A Common Stock (up to a maximum of two demands in any 12-month period) and not more than five times in the aggregate and only if the offering will include registrable securities with a total offering price reasonably expected to exceed, in the aggregate, $50 million, and (ii) “piggy-back” registration rights to registration statements filed following the Business Combination. We will bear all of the expenses incurred in connection with the filing of any such registration statement.

Transfer Agent and Registrar

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company. Each person investing in our Class A Common Stock held through the DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our Class A Common Stock.

For as long as any shares of our Class A Common Stock are listed on Nasdaq or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of our Class A Common Stock (including securities exercisable for or convertible into our Class A Common Stock) reflected in the register administered by our transfer agent.

We have listed shares of our Class A Common Stock in registered form and such shares, through the transfer agent, will not be certificated. We have appointed Continental Stock Transfer & Trust Company as our agent in New York to maintain our stockholders’ register on behalf of our Board of Directors and to act as transfer agent and registrar for our Class A Common Stock. Shares of our Class A Common Stock are traded on Nasdaq in book-entry form.

The warrant agent for the warrants is Continental Stock Transfer & Trust Company.

Listing of Class A Common Stock and Warrants

Our Class A Common Stock and warrants are listed on Nasdaq under the symbols “ASTS” and “ASTSW,” respectively.

Authorized and Outstanding Capital Stock

Our Charter authorizes the issuance of 1,225,000,000 shares, of which 800,000,000 shares are shares of Class A Common Stock, par value $0.0001 per share, 200,000,000 shares are shares of Class B Common Stock, par value $0.0001 per share, 125,000,000 shares are shares of Class C Common Stock, par value $0.0001 per share, and 100,000,000 shares are shares of preferred stock, par value $0.0001 per share.

As of May 4, 2022, we had approximately 51,841,004 shares of Class A Common Stock, 51,636,922 shares of Class B Common Stock, 78,163,078 shares of Class C Common Stock and warrants to purchase 17,598,700 shares of Class A Common Stock, issued and outstanding. As of such date, there were 22 holders of record of Class A Common Stock, seven holders of record of Class B Common Stock, one holder of record of Class C Common Stock and five holders of record of warrants.

BENEFICIAL OWNERSHIP OF SECURITIES

The following sets forth information regarding the beneficial ownership of our voting shares by:

●	each person who is known to be the beneficial owner of more than 5% of our voting shares;

●	each of our executive officers and directors; and

●	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Our authorized Common Stock consists of Class A Common Stock, Class B Common Stock and Class C Common Stock. Holders of Class A Common Stock and Class B Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Until the Sunset Date, holders of Class C Common Stock are entitled to the lesser of (i) 10 votes per share and (ii) the Class C Share Voting Amount on all matters submitted to stockholders for their vote or approval. From and after the Sunset Date, holders of Class C Common Stock will be entitled to one vote per share.

Beneficial ownership of shares of our Common Stock is based on 51,841,004 shares of Class A Common Stock, 51,636,922 shares of Class B Common Stock and 78,163,078 shares of Class C Common Stock issued and outstanding as of May 4, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. To our knowledge, none of our shares of Common Stock beneficially owned by any executive officer or director have been pledged as security.

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Combined Voting
Name and Address of Beneficial Owner (1)	Number	%	Number	%	Number	%	Power (%)(2)
Five percent Holders:
Rakuten Mobile, Inc.(3)	2,500,000	4.8%	28,520,155	55.2%	-	-	3.5%
Invesat LLC (4)	200,000	*	9,932,541	19.2%	-	-	1.1%
Vodafone Ventures Limited (5)	1,000,000	1.9%	9,044,454	17.5%	-	-	1.1%
ATC TRS II LLC (6)	2,500,000	4.8%	2,170,657	4.2%	-	-	*
Gary Smith(7)(8)	3,753,875	6.5%	-	-	-	-	*
Directors and Executive Officers:					-	-
Abel Avellan	-	-	-	-	78,163,078	100%	88.3%
Thomas Severson(9)	-	-	1,595,165	3.1%	-	-	*
Brian Heller	51,250	*	-	-	-	-	*
Tareq Amin	-	-	-	-	-	-	-
Adriana Cisneros(4)	200,000	*	9,932,541	19.2%	-	-	1.1%
Alexander Coleman(8)	3,753,875	6.5%	-	-	-	-	*
Luke Ibbetson	-	-	-	-	-	-	-
Edward Knapp	-	-	-	-	-	-	-
Hiroshi Mikitani(3)	2,500,000	4.8%	28,520,155	55.2%	-	-	3.5%
Ronald Rubin	-	-	-	-	-	-	-
Richard Sarnoff	-	-	-	-	-	-	-
Julio A. Torres	-	-	-	-	-	-	-
All directors and executive officers, as a group (13 individuals)	6,505,125	12.6%	40,047,861	77.6%	78,163,078	100%	93.6%

* Less than 1%

(1)	Unless otherwise noted, the business address of each of those listed in the table above is c/o AST SpaceMobile, Inc., Midland International Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706.
(2)	Percentage of combined voting power represents voting power with respect to all shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval. Until the Sunset Date, holders of Class C Common Stock are entitled to the lesser of (i) 10 votes per share and (ii) (x) (A) 88.3% minus (B) the total voting power of the outstanding stock of the Company (other than Class C Common Stock) owned or controlled by Avellan and his permitted transferees, divided by (y) the number of shares of Class C Common Stock then outstanding on all matters submitted to stockholders for their vote or approval. From and after the Sunset Date, holders of Class C Common Stock will be entitled to one vote per share.
(3)	Includes 2,500,000 shares of Class A Common Stock held by Rakuten Mobile, Inc. (“Rakuten Mobile”) and 28,520,155 shares of Class B Common Stock held by Rakuten USA. The business address of each of Mr. Mikitani, Rakuten Mobile and Rakuten USA is 1-14-1 Tamagawa, Setagaya-ku, Tokyo 158-0094 Japan. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten Mobile, which is the parent company of Rakuten USA, and as such has voting and investment discretion with respect to the shares of Common Stock held of record by Rakuten Mobile and Rakuten USA and may be deemed to have shared beneficial ownership of the shares of Common Stock held directly by Rakuten Mobile and Rakuten USA.
(4)	The business address of each of Ms. Cisneros and Invesat LLC (“Invesat”) is c/o Cisneros Group of Companies, 700 NW 1st Avenue, Suite 1700, Miami, Florida 33136. Ms. Cisneros is the president of Invesat and as such has voting and investment discretion with respect to the shares of Common Stock held of record by Invesat and may be deemed to have beneficial ownership of the Common Stock held directly by Invesat.
(5)	The business address of Vodafone Ventures Limited is c/o Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom.
(6)	The business address of ATC TRS II LLC is 116 Huntington Avenue, 11th floor, Boston, MA 02116.
(7)	The business address of Mr. Smith is 232 Angler Avenue, Palm Beach, Florida 33480.
(8)	Includes 1,813,312 shares of Class A Common Stock and additional 1,940,563 shares of Class A Common Stock underlying the private placement warrants.
(9)	Mr. Severson retired from his position as director, Chief Financial Officer and Chief Operating Officer on April 28, 2022.

SELLING STOCKHOLDER

This prospectus relates to the offer and sale by the Selling Stockholder of up to 10,087,876 shares of Class A Common Stock that have been and may be issued by us to the Selling Stockholder under the Purchase Agreement. For additional information regarding the shares of Class A Common Stock included in this prospectus, see the section titled “The Committed Equity Financing” above. We are registering the shares of Class A Common Stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with the Selling Stockholder on May 6, 2022 in order to permit the Selling Stockholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution” in this prospectus, the Selling Stockholder has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Stockholder and the shares of Class A Common Stock that may be resold by the Selling Stockholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Stockholder, and reflects holdings as of May 6, 2022. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of Class A Common Stock being offered for resale by the Selling Stockholder under this prospectus. The Selling Stockholder may sell some, all or none of the shares being offered for resale in this offering. We do not know how long the Selling Stockholder will hold the shares before selling them, and, except as set forth in the section titled “Plan of Distribution” in this prospectus, we are not aware of any existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class A Common Stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of Class A Common Stock with respect to which the Selling Stockholder has sole or shared voting and investment power. The percentage of shares of Class A Common Stock beneficially owned by the Selling Stockholder prior to the offering shown in the table below is based on an aggregate of 51,841,004 shares of our Class A Common Stock outstanding on May 4, 2022. Because the purchase price to be paid by the Selling Stockholder for shares of Class A Common Stock, if any, that we may elect to sell to the Selling Stockholder in one or more VWAP Purchases and one or more Intraday VWAP Purchases from time to time under the Purchase Agreement will be determined on the applicable Purchase Dates therefor, the actual number of shares of Class A Common Stock that we may sell to the Selling Stockholder under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by the Selling Stockholder of all of the shares of Class A Common Stock being offered for resale pursuant to this prospectus.

Name of Selling Stockholder	Number of Shares of Class A Common Stock Owned Prior to Offering		Maximum Number of Shares of Class A Common Stock to be Offered Pursuant to this	Number of Shares of Class A Common Stock Owned After Offering
	Number(1)	Percent(2)	Prospectus	Number(3)	Percent(2)
B. Riley Principal Capital, LLC(4)	21,969	*	$10,087,876	0	—

*	Represents beneficial ownership of less than 1% of the outstanding shares of our Class A Common Stock.

(1)	Represents the 21,969 shares of Class A Common Stock we issued to the Selling Stockholder on May 6, 2022 as Initial Commitment Shares in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering (i) all of the shares that the Selling Stockholder may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of the Selling Stockholder’s control, including the registration statement that includes this prospectus becoming and remaining effective, and (ii) 65,907 shares of Class A Common Stock that we may issue to the Selling Stockholder in three equal tranches as Additional Commitment Shares, because the issuance of the Additional Commitment Shares to the Selling Stockholder is subject to our election to sell certain amounts of shares of our Class A Common Stock to the Selling Stockholder pursuant to the Purchase Agreement as set forth in the Purchase Agreement, which sales are entirely at our discretion and subject to satisfaction of conditions contained in the Purchase Agreement that are outside of the Selling Stockholder’s control. Furthermore, the VWAP Purchases and the Intraday VWAP Purchases of Class A Common Stock under the Purchase Agreement are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our Class A Common Stock to the Selling Stockholder to the extent such shares, when aggregated with all other shares of our Class A Common Stock then beneficially owned by the Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Common Stock to exceed the 4.99% Beneficial Ownership Limitation. The Purchase Agreement also prohibits us from issuing or selling shares of our Common Stock under the Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain shareholder approval to do so, or unless the average price for all shares of our Class A Common Stock purchased by the Selling Stockholder under the Purchase Agreement equals or exceeds $8.30 per share, such that the Exchange Cap limitation would not apply under applicable Nasdaq rules. Neither the Beneficial Ownership Limitation nor the Exchange Cap (to the extent applicable under Nasdaq rules) may be amended or waived under the Purchase Agreement.

(2)	Applicable percentage ownership is based on 51,841,004 shares of our Class A Common Stock outstanding as of May 4, 2022.

(3)	Assumes the sale of all shares being offered pursuant to this prospectus.

(4)	The business address of B. Riley Principal Capital, LLC (“BRPC”) is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. BRPC’s principal business is that of a private investor. The sole member of BRPC is B. Riley Principal Investments, LLC (“BRPI”), which is an indirect subsidiary of B. Riley Financial, Inc. (“BRF”). An Investment Committee of BRPC (the “BRPC Investment Committee”), which is composed of three members appointed by BRPI, has sole voting power and sole investment power over securities beneficially owned, directly, by BRPC. All decisions with respect to the voting and disposition of securities beneficially owned, directly, by BRPC are made exclusively by majority vote of the BRPC Investment Committee, each member of the BRPC Investment Committee having one vote, and no single member of the BRPC Investment Committee has any ability to make any such decisions unilaterally or any veto power with respect to decisions that are made by the vote of a majority of the members of the BRPC Investment Committee. The sole voting and investment powers of the BRPC Investment Committee over securities beneficially owned, directly, by BRPC are exercised independently from all other direct and indirect subsidiaries of BRF, and the voting and investment powers over securities beneficially owned directly or indirectly by all other direct and indirect subsidiaries of BRF are exercised independently from BRPC. We have been advised that neither BRPI nor BRPC is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an independent broker-dealer, and that none of the BRPC Investment Committee members is a registered FINRA member or an associated person of a FINRA member or an independent broker-dealer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

CEO Equity Ownership

Mr. Avellan, Chief Executive Officer of the Company, and his permitted transferees hold all of the Class C Common Stock, which prior to the Sunset Date described in the Stockholders’ Agreement, will entitle such holders to cast the lesser of 10 votes per share and the Class C Share Voting Amount, the latter of which is a number of votes per share equal to (1) (x) an amount of votes equal to 88.3% of the total voting power of our outstanding voting stock, minus (y) the total voting power of our outstanding capital stock owned or controlled by Mr. Avellan and his permitted transferees, divided by (2) the number of shares of our Class C Common Stock then outstanding. As a result, Mr. Avellan and his permitted transferees holdings, control approximately 88.3% of the combined voting power of our Common Stock, and may control a majority of our voting power so long as the Class C Common Stock represents at least 9.1% of our total Common Stock.

Founder Bridge Loan

On July 11, 2019, we entered into a promissory note agreement with Mr. Avellan, the founder and Chief Executive Officer of the Company (the “Founder Note”). Under the terms of the original and amended agreement dated September 10, 2019, the principal amount borrowed by the Company was $1.75 million bearing interest at 2.37% per annum. The interest expense related to the Founder Note was less than $0.1 million for the year ended December 31, 2020. The Company repaid all amounts outstanding relating to the Founder Note on March 3, 2020.

CFO Note

On December 15, 2017, we issued 110,000 Existing AST LLC Common Units to our now-retired Chief Financial and Operating Officer, Thomas Severson, in exchange for a $100,000 promissory note in favor of the Company (the “CFO Note”). The CFO Note accrued interest monthly at a rate of 2.0% and was payable on the earlier of (1) December 15, 2027 and (2) the occurrence of any of the following with respect to the Company: (i) a sale, (ii) merger, (iii) other transaction where the Company is not the majority, by voting power, of the surviving or resulting company, or (iv) the sale, lease, transfer, exclusive license or other disposition by the Company of all or substantially all of its assets. These 110,000 AST LLC Common Units were converted to Class B shares on the date of Business Combination. Mr. Severson repaid all principal and interest amounts under the CFO Note in December 2020.

InMotion Holdings LLC

We own 51% of and control NanoAvionika UAB, a private limited liability company organized and existing under the law of the Republic of Lithuania (“Nano Lithuania”). Pursuant to that certain Investment Agreement dated November 7, 2017 (the “Investment Agreement”) by and among Nano Lithuania, InMotion Holdings, LLC, a Delaware limited liability company wholly-owned by the Company’s Chief Executive Officer and Chairman of the Board, Mr. Avellan (“InMotion”), and the other parties to the Investment Agreement, InMotion owns one share of Nano Lithuania. Pursuant to the terms of a Service Agreement between Nano Lithuania and InMotion dated March 1, 2018 (the “Services Agreement”), InMotion is to provide consulting services including but not limited to marketing, sale support and general management support to Nano Lithuania. In connection with the Service Agreement, InMotion is entitled to receive an option to acquire 2,919 newly issued shares of Nano Lithuania at EUR 305.64 per share (the “Option”) and a management fee totaling $15,000 per month; however, during the term of the Service Agreement, no management fees have been billed to, or collected from, Nano Lithuania, and InMotion intends to enter into an amendment to the Service Agreement to provide that its sole compensation under the Service Agreement will be the Option. In addition, we own 51% of and control NanoAvionics US LLC, a Delaware limited liability company (“Nano US”). Pursuant to that certain Limited Liability Company Operating Agreement dated February 21, 2020 (the “Operating Agreement”) by and among Nano US, InMotion, and the other parties to the Operating Agreement, InMotion owns one share of Nano US and an option to acquire 2,919 newly issued shares of Nano US at an equivalent price per share as the option in Nano Lithuania, representing collectively with such one share, a 13% interest on a fully-diluted basis.

Support Services Agreement

On January 20, 2020, we entered into the Support Services Agreement with Finser Corporation (“Finser”), which is part of the Cisneros Group of Companies, of which Ms. Cisneros, a member of the Board of Directors, is the Chief Executive Officer, whereby Finser will provide the Company consulting and administrative support services. We incurred less than $0.3 million and $0.2 million in consulting services for the years ended December 31, 2021 and 2020, respectively, which were included within the general and administrative expenses on the Consolidated Statements of Operations contained in our 2021 Annual Report on Form 10-K. We intend to terminate the agreement by June 30, 2022 and payment under the agreement is not expected to exceed $120,000 for the year ended December 31, 2022.

Vodafone

We and Vodafone have agreed to enter into one or more definitive agreements for a commercial partnership that is anticipated to use the SpaceMobile Service. In connection with the commercial agreement, we have agreed not to enter into any agreement, term sheet, or letter of intent that grants another party the rights related to the provision of mobile services in the Vodafone markets or Vodafone partner markets prior to the execution of the Vodafone Commercial Agreements.

The Vodafone Commercial Agreements are to include mutual exclusivity, conditioned upon Vodafone making the SpaceMobile Service available to all of its customers and certain promotional efforts, within all Vodafone markets for five years commencing on the launch of a commercial service in all of the Vodafone markets; preferential commercial terms in Vodafone partner markets; 50/50 revenue share for the SpaceMobile Service in Vodafone exclusivity markets; and the procurement, building and operating of mobile network ground stations at a mutually agreed cost by Vodafone. No payments have been made to date between us and Vodafone pursuant to the anticipated Vodafone Commercial Agreements. Vodafone has the right to designate one individual to the Board of Directors. Currently, Vodafone’s designee is Luke Ibbetson, Head of Group Research & Development, Vodafone.

Also, we entered into a side letter with Vodafone dated December 15, 2020, under which we have agreed (i) not to enter into any material corporate strategic relationship or material commercial agreement with a party other than Vodafone and its affiliates that would be reasonably expected to materially frustrate our ability to satisfy obligations under the Vodafone Commercial Agreements with certain exceptions, (ii) to allocate sufficient funds in the capital budget to facilitate compliance with obligations under the Vodafone Commercial Agreements; and (iii) not to alter our business plan in a manner that is materially detrimental to our ability to satisfy obligations under the Vodafone Commercial Agreements.

American Tower

We and American Tower have entered into a side letter agreement that was subsequently amended and restated on December 15, 2020 to reflect the transactions and agreements contemplated by the Equity Purchase Agreement between us and NPA. The Amended and Restated Letter Agreement contemplates that we and American Tower will enter into commercial agreements to use American Tower facilities for the terrestrial gateway facilities in certain markets. The term of the operational agreement with American Tower is for an anticipated five years after the initial launch of commercial mobile services by us.

On March 22, 2022, we and American Tower entered into a non-binding term sheet reflecting the terms and conditions for the deployment of our gateway satellite technology equipment on property owned and operated by American Tower. Under the agreement, American Tower will provide us leased space and managed services at its current and future tower sites and data centers under a global master lease agreement to be entered into by the parties.

The usage of any American Tower services in a Vodafone market will be memorialized in a commercial agreement among all three parties. In Carrier Neutral Markets, we and American Tower may enter into an agreement for American Tower to manage the operation of our deployed gateway facility in such market. In Carrier Neutral Markets where we require a third party to provide a gateway facility or services, we agree to not accept any bid that is inferior to American Tower’s best and final proposal for such gateway facility or services. We also agree to use commercially reasonable efforts to utilize American Tower facilities in (i) Vodafone markets where Vodafone decides to not use its facilities, (ii) in Carrier Neutral Markets, and (iii) instances where we require a third-party vendor.

Additionally, we will work with American Tower to evaluate and plan gateway facility and radio access network data center deployments with preferred vendor status to offer carrier-neutral hosting facilities in certain equatorial markets. American Tower will serve as the preferred vendor for carrier neutral hosting facilities. We will pay American Tower a monthly connection fee for use of a carrier neutral hosting facility, which we expect will be charged back to each applicable MNO. If we and American Tower agree to construct a new carrier neutral hosting facility or improve an existing one and American Tower elects to fund all such capital expenditures, American Tower will provide us with a fair-market, long-term lease to such facility. No payments have been made to date between us and American Tower under the Amended and Restated Letter Agreement. American Tower has the right to designate one individual to the Board of Directors. Currently, American Tower’s designee is Ed Knapp, Chief Technology Officer, American Tower.

Rakuten

On February 4, 2020, we entered into a commercial agreement with Rakuten, for the development of exclusive network capabilities in Japan compatible with the mobile network of Rakuten and its affiliates, which agreement was amended and restated as of December 15, 2020. Under the terms of the Rakuten Agreement, we agree to make investments in building network capabilities in Japan that are compatible with the mobile network of Rakuten and its affiliates. Furthermore, we will collaborate with Rakuten to ensure network capability with Rakuten’s licensed frequencies, including full coverage in Japan with 3GPP Band 3 frequencies with MIMO capability. Upon the launch of such coverage, Rakuten will receive unlimited, exclusive rights and usage capacity in Japan in exchange for a $0.5 million annual maintenance fee payable to us or our successors. Furthermore, we will make $5.0 million (or such lesser amount as mutually agreed upon the parties) in capital investments towards the design, construction, acquisition and implementation of ground communication assets. We and Rakuten will receive unlimited rights and usage of the ground assets for their respective operations, including, but not limited to, satellite and other telecommunication communications. The Rakuten Agreement includes a commercial roadmap for our satellite launches with KPIs that we must meet. If the applicable KPIs are not met for the last two phases of the satellite launch program in accordance with such commercial roadmap or if we become subject to any bankruptcy proceeding or becomes insolvent, we shall pay to Rakuten a penalty amount of $10.0 million.

The term of the Rakuten Agreement shall remain in effect until we or our successor fulfills obligations under the Rakuten Agreement. No payments have been made to date between us and Rakuten under the Rakuten Agreement. Rakuten has the right to designate two individuals to our Board of Directors. Currently, Rakuten’s designees are Hiroshi Mikitani, Founder, Chairman and Chief Executive Officer, Rakuten, Inc., and Tareq Amin, Chief Executive Officer, Rakuten Mobile.

PLAN OF DISTRIBUTION

The shares of Class A Common Stock offered by this prospectus are being offered by the Selling Stockholder, B. Riley Principal Capital, LLC. The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our Class A Common Stock offered by this prospectus could be effected in one or more of the following methods:

●	ordinary brokers’ transactions;

●	transactions involving cross or block trades;

●	through brokers, dealers, or underwriters who may act solely as agents;

●	“at the market” into an existing market for our Class A Common Stock;

●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●	in privately negotiated transactions; or

●	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

The Selling Stockholder has informed us that it presently anticipates using, but is not required to use, B. Riley Securities, Inc., a registered broker-dealer and FINRA member, as a broker to effectuate resales, if any, of our Class A Common Stock that it may acquire from us pursuant to the Purchase Agreement, and that it may also engage one or more other registered broker-dealers to effectuate resales, if any, of such Class A Common Stock that it may acquire from us. Such resales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. The Selling Stockholder has informed us that each such broker-dealer it engages to effectuate resales of our Class A Common Stock on its behalf, excluding B. Riley Securities, Inc., may receive commissions from the Selling Stockholder for executing such resales for the Selling Stockholder and, if so, such commissions will not exceed customary brokerage commissions.

Except as set forth above, we know of no existing arrangements between the Selling Stockholder and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our Class A Common Stock offered by this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our Class A Common Stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the Selling Stockholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our Class A Common Stock sold by the Selling Stockholder may be less than or in excess of customary commissions. Neither we nor the Selling Stockholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our Class A Common Stock sold by the Selling Stockholder.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the Selling Stockholder, including with respect to any compensation paid or payable by the Selling Stockholder to any brokers, dealers, underwriters or agents that participate in the distribution of such shares by the Selling Stockholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares of our Class A Common Stock covered by this prospectus by the Selling Stockholder.

As consideration for its irrevocable commitment to purchase our Class A Common Stock under the Purchase Agreement, we have agreed to issue to the Selling Stockholder 87,876 shares of our Class A Common Stock as Commitment Shares, 21,969 of which shares we issued as Initial Commitment Shares upon execution of the Purchase Agreement and the Registration Rights Agreement, and 65,907 of which shares we will issue as Additional Commitment Shares in three equal tranches, the first of which we will issue to the Selling Stockholder when we effect our first VWAP Purchase pursuant to the Purchase Agreement (if any), the second when we have received aggregate gross proceeds of $25,000,000 from sales of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement (if any), and the third when we have received aggregate gross proceeds of $50,000,000 from sales of our Class A Common Stock to the Selling Stockholder under the Purchase Agreement (if any). Prior to the date of the Purchase Agreement, we paid the Selling Stockholder $75,000 as reimbursement for the Selling Stockholder’s reasonable legal fees and disbursements incurred in connection with the preparation, negotiation, execution and delivery of the transaction documents and legal due diligence.

We also have agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities in connection with the offering of shares of our Class A Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. The Selling Stockholder has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by the Selling Stockholder specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $618,033.

The Selling Stockholder has represented to us that at no time prior to the date of the Purchase Agreement has the Selling Stockholder, its officers, its sole member, or any entity managed or controlled by the Selling Stockholder or its sole member, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Class A Common Stock or any hedging transaction, which establishes a net short position with respect to our Class A Common Stock. The Selling Stockholder has agreed that during the term of the Purchase Agreement, none of the Selling Stockholder, its officers, its sole member, or any entity managed or controlled by the Selling Stockholder or its sole member, will enter into or effect, directly or indirectly, any of the foregoing transactions for its own account or for the account of any other such person or entity.

We have advised the Selling Stockholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

This offering will terminate on the date that all shares of our Class A Common Stock offered by this prospectus have been sold by the Selling Stockholder.

Our Class A Common Stock is currently listed on The Nasdaq Global Select Market under the symbol “ASTS”.

LEGAL MATTERS

Sullivan & Cromwell LLP has passed upon the validity of the Class A Common Stock offered by this prospectus and certain other legal matters related to this prospectus.

EXPERTS

The consolidated financial statements of the Company as of and for the year ended December 31, 2021 appearing in this prospectus have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of the Company as of and for the year ended December 31, 2020, have been audited by BDO USA LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the shares of Class A Common Stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov and on our website at www.ast-science.com.

F-1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
AST SpaceMobile, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of AST SpaceMobile, Inc. and subsidiaries (the Company) as of December 31, 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2021.

Miami, Florida

March 31, 2022

F-2

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
AST SpaceMobile, Inc.

Midland, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of AST SpaceMobile, Inc. and Subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

Certified Public Accountants

Fort Lauderdale, Florida

February 26, 2021, except for Notes 2 and 3, as to which the date is March 31, 2022.

F-3

AST Spacemobile, Inc.

Consolidated Balance Sheets

(dollars in thousands, except share data)

	December 31,
	2021	2020

ASSETS
Current assets:
Cash and cash equivalents	$321,787	$42,777
Restricted cash	2,750	-
Accounts receivable	2,173	2,081
Inventories	1,412	2,591
Prepaid expenses	3,214	1,249
Other current assets	4,467	2,234
Total current assets	335,803	50,932

Property and equipment:
BlueWalker 3 satellite - construction in progress	67,615	27,013
Property and equipment, net	28,327	10,057
Total property and equipment, net	95,942	37,070

Other non-current assets:
Operating lease right-of-use assets, net	7,991	7,045
Intangible assets, net	242	526
Goodwill	3,641	3,912
Other non-current assets	317	160
Total other non-current assets	12,191	11,643

TOTAL ASSETS	$443,936	$99,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,638	$4,990
Accrued expenses and other current liabilities	7,469	4,222
Deferred revenue	6,636	3,401
Current operating lease liabilities	634	504
Total current liabilities	21,377	13,117

Warrant liabilities	58,062	-
Non-current operating lease liabilities	7,525	6,541
Long-term debt	5,000	-
Total liabilities	91,964	19,658

Commitments and contingencies (Note 11)

Stockholders’ Equity:
Class A Common Stock, $.0001 par value, 800,000,000 shares authorized, 51,730,904 shares issued and outstanding as of December 31, 2021	5	-
Class B Common Stock, $.0001 par value, 200,000,000 shares authorized, 51,636,922 shares issued and outstanding as of December 31, 2021	5	-
Class C Common Stock, $.0001 par value, 125,000,000 shares authorized, 78,163,078 shares issued and outstanding as of December 31, 2021	8	-
Additional paid-in capital	171,155	-
Common equity (pre-combination)	-	117,573
Accumulated other comprehensive loss	(433)	(168)
Accumulated deficit	(70,461)	(39,908)
Noncontrolling interest	251,693	2,490
Total stockholders’ equity	351,972	79,987

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$443,936	$99,645

See accompanying notes to the consolidated financial statements

F-4

AST Spacemobile, Inc.

Consolidated Statements of Operations

(dollars in thousands, except share and per share data)

	Year Ended December 31,
	2021	2020

Revenues	$12,405	$5,967

Cost of sales (exclusive of items shown separately below)	7,563	3,025

Gross profit	4,842	2,942

Operating expenses:
Engineering services	29,599	13,081
General and administrative costs	35,636	12,320
Research and development costs	23,440	1,011
Depreciation and amortization	2,913	887
Total operating expenses	91,588	27,299

Other income:
Gain on remeasurement of warrant liabilities	15,766	-
Other income (expense), net	(1,950)	83
Total other income, net	13,816	83

Loss before income tax expense	(72,930)	(24,274)
Income tax expense	331	131
Net loss before allocation to noncontrolling interest	(73,261)	(24,405)

Net loss attributable to noncontrolling interest	(42,708)	(344)
Net loss attributable to common stockholders	$(30,553)	$(24,061)
Net loss per share of common stock attributable to common stockholders (1)
Basic and diluted	$(0.37)	N/A
Weighted average shares used in computing net loss per share of common stock (1)
Basic and diluted	51,729,785	N/A

(1)	Earnings per share information has not been presented for periods prior to the Business Combination, as it resulted in values that would not be meaningful to the readers of these consolidated financial statements. Refer to Note 16 for further information.

See accompanying notes to the consolidated financial statements

F-5

AST Spacemobile, Inc.

Consolidated Statements of Comprehensive Income (Loss)

(dollars in thousands)

	Year Ended December 31,
	2021	2020

Net income (loss) before allocation to noncontrolling interest	$(73,261)	$(24,405)
Other comprehensive income (loss)
Foreign currency translation adjustments	(666)	382
Total other comprehensive income (loss)	(666)	382
Total comprehensive income (loss) before allocation to noncontrolling interest	(73,927)	(24,023)
Comprehensive income (loss) attributable to noncontrolling interest	(43,109)	(123)
Comprehensive income (loss) attributable to common stockholders	$(30,818)	$(23,900)

See accompanying notes to the consolidated financial statements

F-6

AST Spacemobile, Inc.

Consolidated Statements of Stockholders’ Equity

(dollars in thousands, except share data)

	Year Ended December 31, 2021
	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in	Common Equity (Pre-Combination)		Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Values	Shares	Values	Shares	Values	Capital	Shares	Values	Loss	Deficit	Interest	Equity

Balance, December 31, 2020 (1)	-	$-	-	$-	-	$-	$-	129,800,000	$117,573	$(168)	$(39,908)	$2,490	$79,987
Stock-based compensation pre Business Combination	-	-	-	-	-	-	-	-	370	-	-	-	370
Recapitalization transaction, net of transaction costs of $45.7 million	51,729,704	5	51,636,922	5	78,163,078	8	168,234	(129,800,000)	(117,943)	-	-	291,811	342,120
Stock-based compensation post Business Combination	-	-	-	-	-	-	2,719	-	-	-	-	685	3,404
Warrants exercised	1,200	-	-	-	-	-	139	-	-	-	-	(121)	18
Adjustment to noncontrolling interest upon issuance of incentive units at AST LLC	-	-	-	-	-	-	63	-	-	-	-	(63)	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	(265)	-	(401)	(666)
Net income	-	-	-	-	-	-	-	-	-	-	(30,553)	(42,708)	(73,261)
Balance, December 31, 2021	51,730,904	$5	51,636,922	$5	78,163,078	$8	$171,155	-	$-	$(433)	$(70,461)	$251,693	$351,972

	Year Ended December 31, 2020
	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in	Common Equity (Pre-Combination)		Accumulated Other Comprehensive	Accumulated	Noncontrolling	Total
	Shares	Values	Shares	Values	Shares	Values	Capital	Shares	Values	Loss	Deficit	Interest	Equity

Balance, December 31, 2019 (1)	-	$-	-	$-	-	$-	$-	100,905,894	$43,312	$(329)	$(15,847)	$2,613	$29,749
Stock options exercised	-	-	-	-	-	-	-	12,181	1	-	-	-	1
Issuance of Series B Convertible Preferred Stock, net of issuance costs of $5,958	-	-	-	-	-	-	-	28,881,924	73,870	-	-	-	73,870
Payment of Promissory Note by Common Shareholder	-	-	-	-	-	-	-	-	100	-	-	-	100
Stock-based compensation	-	-	-	-	-	-	-	-	290	-	-	-	290
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	-	161	-	221	382
Net loss	-	-	-	-	-	-	-	-	-	-	(24,061)	(344)	(24,405)
Balance, December 31, 2020 (1)	-	$-	-	$-	-	$-	$-	129,800,000	$117,573	$(168)	$(39,908)	$2,490	$79,987

(1)	Previously reported amounts have been adjusted for the retroactive application of the recapitalization related to the Business Combination. Refer to Note 3 for further information.

See accompanying notes to the consolidated financial statements

F-7

AST Spacemobile, Inc.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss before allocation to noncontrolling interest	$(73,261)	$(24,405)
Adjustments to reconcile net loss before noncontrolling interest to cash used in operating activities:
Depreciation	2,689	670
Amortization of intangible assets	224	217
(Gain) loss on remeasurement of warrant liabilities	(15,766)	-
Non-cash lease expense	574	219
Stock-based compensation	3,736	283
Changes in operating assets and liabilities:
Accounts receivable	(220)	(1,568)
Prepaid expenses and other current assets	(4,216)	(1,485)
Inventory	1,039	(2,236)
Accounts payable and accrued expenses	2,091	3,476
Operating lease liabilities	(398)	(219)
Deferred revenue	3,572	2,235
Other assets and liabilities	(159)	6
Net cash used in operating activities	(80,095)	(22,807)

Cash flows from investing activities:
Purchase of property and equipment	(15,080)	(8,123)
Purchase of intangible asset	-	(23)
BlueWalker 3 satellite - construction in process	(39,712)	(22,258)
Net cash used in investing activities	(54,792)	(30,404)

Cash flows from financing activities:
Proceeds from Business Combination	456,420	-
Direct costs incurred for the Business Combination	(39,542)	(775)
Proceeds from warrant exercises	14	-
Repayment for founder bridge loan	-	(1,750)
Proceeds from issuance of Series B Preferred Stock	-	79,833
Issuance costs from issuance of Series B Preferred Stock	-	(7,745)
Proceeds from promissory note with common shareholder	-	100
Proceeds from debt	49	-
Net cash provided by financing activities	416,941	69,663

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(294)	(173)

Net increase in cash, cash equivalents and restricted cash	281,760	16,279
Cash, cash equivalents and restricted cash, beginning of period	42,777	26,498
Cash, cash equivalents and restricted cash, end of period	$324,537	$42,777

Supplemental disclosure of cash flow information:
Non-cash transactions:
Purchases of construction in process in accounts payable	$3,265	$2,615
Purchases of property and equipment in accounts payable	1,429	794
Right-of-use assets obtained in exchange for operating lease liabilities as of January 1, 2020 upon adoption of ASC 842	-	6,472
Right-of-use assets obtained in exchange for operating lease liabilities	1,557	734
Purchases of property and equipment using proceeds from long-term debt	5,000	-
Cash paid during the fiscal year for:
Interest	$13	$25
Income taxes, net	186	134

See accompanying notes to the consolidated financial statements

F-8

AST Spacemobile, Inc.

Notes to Consolidated Financial Statements

DECEMBER 31, 2021

1. Organization and Nature of Operations

AST SpaceMobile, Inc., collectively with its subsidiaries (“SpaceMobile” or the “Company”), is an innovative satellite designer and manufacturer. The Company is currently in the process of assembling, integrating, and testing its BlueWalker 3 (“BW3”) test satellite. In addition, the Company is in the design, development, and procurement process for the constellation of BlueBird (“BB”) satellites in advance of manufacturing and launching the first space-based global cellular broadband network distributed through a constellation of Low Earth Orbit Satellites. Once deployed and operational, the BB satellites is designed to provide connectivity directly to standard/unmodified cellular phones or any 2G/3G/4G LTE and 5G enabled device (the “SpaceMobile Service”). At that point, the Company intends to offer the SpaceMobile Service to cellular subscribers and others through wholesale commercial roaming agreements with cellular service providers on a global basis. The Company operates from six locations that include its corporate headquarters and 185,000 square foot satellite assembly, integrating and testing facilities in Midland, Texas, and engineering and development centers in Maryland, Spain, the United Kingdom, and Israel. In addition, its 51% owned and controlled subsidiary, NanoAvionika UAB (“Nano”), is located in Lithuania.

On April 6, 2021 (the “Closing Date”), the Company completed a business combination (the “Business Combination”) pursuant to that certain equity purchase agreement, dated as of December 15, 2020 (the “Equity Purchase Agreement”), by and among AST & Science, LLC (“AST LLC”), New Providence Acquisition Corp. (“NPA”), the existing equityholders of AST LLC (“Existing Equityholders”), New Providence Acquisition Management LLC (“Sponsor”), and Mr. Abel Avellan, as representative of the Existing Equityholders. Immediately, upon the completion of the Business Combination, NPA was renamed AST SpaceMobile, Inc. and AST LLC became a subsidiary of the Company. The Business Combination is documented in greater detail in Note 3.

Following the consummation of the Business Combination (the “Closing”), the combined company is organized in an “Up-C” structure in which the business of AST LLC and its subsidiaries is held by SpaceMobile and continues to operate through the subsidiaries of AST LLC, and in which SpaceMobile’s only direct assets consist of equity interests in AST LLC. The Company’s common stock and warrants are listed on The Nasdaq Capital Market under the symbols “ASTS” and “ASTSW”, respectively. As the Managing Member of AST LLC, SpaceMobile has full, exclusive and complete discretion to manage and control the business of AST LLC and to take all action it deems necessary, appropriate, advisable, incidental, or convenient to accomplish the purposes of AST LLC and, accordingly, the financial statements are being prepared on a consolidated basis with SpaceMobile.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and the Company may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the Company’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared by the Company in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the requirements of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Certain comparative amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on the reported results of operations. The December 31, 2020 balances reported herein are derived from the audited consolidated financial statements of AST LLC.

F-9

Pursuant to the Business Combination, the transaction between the Company and AST LLC was accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, NPA was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of AST LLC issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of AST LLC are stated at historical cost and net assets of NPA are stated at fair value, with no goodwill or other intangible assets recorded. The consolidated assets, liabilities and results of operations prior to the Business Combination are those of AST LLC. The shares and corresponding capital amounts prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Equity Purchase Agreement.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates and assumptions on historical experience when available and on other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, useful lives assigned to property and equipment, the fair values of warrant liabilities, valuation and potential impairment of goodwill and long-lived assets, and equity-based compensation expense. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates due to risks and uncertainties, including the continued uncertainty surrounding rapidly changing market and economic conditions due to the COVID-19 pandemic.

Foreign Currency Translation and Transaction Gains and Losses

The financial statements of the Company’s foreign subsidiaries are translated from local currency into reporting currency, which is U.S. dollars, using the current exchange rate at the balance sheet date for assets and liabilities, and the weighted average exchange rate prevailing during the period for revenues and expenses. The functional currency of the Company’s foreign subsidiaries is the local currency for each entity and, accordingly, translation adjustments for these subsidiaries are included in accumulated other comprehensive loss within stockholders’ equity.

Realized and unrealized gains and losses resulting from foreign currency transactions denominated in currencies other than the functional currency are reflected as other income (expense), net in the Consolidated Statements of Operations.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment, as the CODM reviews financial information presented on a combined basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Cash and Cash Equivalents

The Company’s cash consists of cash maintained within standard bank accounts at Federal Deposit Insurance Corporation (“FDIC”) insured financial institutions. The Company’s cash equivalents consist of short-term money market funds. The Company considers all highly liquid investments with a maturity date of 90 days or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of bank deposits held for the purposes of funding any capital improvements at the Company’s new assembly, integration, and testing facility in Midland, Texas. Refer to Note 5.

F-10

Accounts Receivable

Accounts receivable includes amounts billed and currently due from customers. Accounts receivable are recorded when the right to consideration becomes unconditional. The Company did not reserve an allowance for doubtful accounts as of December 31, 2021 or December 31, 2020 based on management’s evaluation of expected credit losses for outstanding accounts receivable at period end.

Concentration of Credit Risk

Assets that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company maintains its cash in accounts at financial institutions that the Company believes are of high credit quality. At times, the cash balance may exceed federally insured limits. The Company’s foreign subsidiaries may deposit cash at institutions that are not insured by the FDIC. Cash and cash equivalents as of December 31, 2021 are subject to minimal credit risk.

The Company’s subsidiary, Nano, which accounted for 100% of the Company’s revenue for the years ended December 31, 2021 and 2020, derives its revenue from customers located in various countries. Three customers accounted for approximately 53% of the Company’s trade receivables as of December 31, 2021, and two customers accounted for approximately 76% of the Company’s trade receivables as of December 31, 2020. Three customers accounted for approximately 42% of the Company’s revenue for the year ended December 31, 2021, and three customers accounted for approximately 50% of the Company’s revenue for the year ended December 31, 2020. The Company manages credit risk and monitors its exposure to credit losses by reviewing the counterparties’ credit at least quarterly, and maintains allowances for credit losses and anticipated losses, if necessary. The Company’s methodology to measure the provision for credit losses considers all relevant information including information about historical collectability, current conditions and reasonable and supportable forecasts of future economic conditions. The Company did not record an allowance for credit losses for the years ended December 31, 2021 and 2020 due to the financial stability and creditworthiness of the Company’s limited number of customers.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in first-out (“FIFO”) method. The cost of work-in-progress and finished goods comprises raw materials and satellite components, direct labor, and other direct engineering costs.

The Company’s policy is to write-down inventory when conditions exist that suggest inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for the Company’s products and market conditions. The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors including, but not limited to, historical usage rates, forecasted sales or usage, and estimated current or future market values. When recorded, inventory write-downs are intended to reduce the carrying value of inventory to its net realizable value. No reserve for excess and/or obsolete inventory was recognized during the years ended December 31, 2021 and 2020. As of December 31, 2021, inventories consisted primarily of finished goods.

BlueWalker3 Capitalization

The Company accounts for research and development costs related to the BW3 test satellite based on guidance in ASC 730 - Research and Development (“ASC 730”). The Company determined there is an alternative future use for BW3 as defined in this guidance. As such, certain costs related to the construction of the BW3 test satellite are capitalized and reported as construction-in-progress (“CIP”) on the Consolidated Balance Sheets. The Company capitalizes only those expenditures and ancillary costs that are directly attributable to the construction phase and necessarily incurred to place BW3 into its intended location and use. To date, capitalized expenditures include the costs for satellite parts, paid launch cost, and other non-recurring costs directly associated with BW3 developments. The other non-recurring costs primarily include third-party engineers who are hired solely for the design, assembly, and testing of BW3 and are responsible for the value and progression of the project. The costs for internal, recurrent engineers and consultants are expensed as engineering services and not capitalized to the CIP account on the Consolidated Balance Sheets, as these employees are not directly associated with the development of BW3.

F-11

Property and Equipment

The Company records property and equipment at cost. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, and any other costs directly attributable to bringing the asset to a working condition for the intended use. During their construction, items of property, plant, and equipment are classified as construction in progress. When the asset is available for use, it is transferred from construction in progress to the appropriate category of property, plant, and equipment and depreciation on the item commences. Repairs and maintenance costs that do not extend the useful life or enhance the productive capacity of an asset are expensed as incurred and recorded as part of general and administrative operating expenses in the accompanying Consolidated Statements of Operations. Upon retirement or disposal of property and equipment, the Company derecognizes the cost and accumulated depreciation balance associated with the asset, with a resulting gain or loss from disposal included in the determination of net income or loss. Depreciation expense is computed using the straight-line method over the estimated useful lives which the Company has assigned to its underlying asset classes, which are as follows:

Estimated Useful Life
Computers, software, and equipment	2 to 5 years
Leasehold improvements	Shorter of estimated useful life or lease term
Satellite antenna	5 years
Test and lab equipment	5 years
Phased array test facility	5 years
Assembly and integration equipment	5 years
Furniture and fixtures	7 years
Vehicles	5 years

Leases

The Company early adopted ASC 842, Leases (“ASC 842”) effective January 1, 2020 using the modified retrospective method which did not require the Company restate prior periods and did not have an impact on retained earnings. The Company elected the “package of 3” practical expedients permitted under ASC 842 which eliminated the requirements to reassess prior conclusions about lease identification, lease classification, and initial direct costs.

At the inception or modification of an arrangement, the Company determines whether the arrangement is or contains a lease based on the circumstances present. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the Company has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset. Leases with a term greater than one year are recognized on the Consolidated Balance Sheets as right-of-use assets, lease liabilities, and, if applicable, long-term lease liabilities. Lease liabilities and the corresponding right-of-use assets are recorded based on the present values of future minimum lease payments over the expected lease terms. The Company includes options to extend or terminate the lease in the lease term where it is reasonably certain that it will exercise these options. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes the appropriate incremental borrowing rates, which are the rates that would be incurred to borrow on a collateralized basis, over similar terms, amounts equal to the lease payments in a similar economic environment.

Right-of-use assets include unpaid lease payments and exclude lease incentives and initial direct costs incurred. For the Company’s operating leases, the Company recognizes lease expense for minimum lease payments on a straight-line basis over the lease term. Variable payments that do not depend on a rate or index are not included in the lease liability and are recognized as incurred. The Company’s lease contracts do not include residual value guarantees nor do they include restrictions or other covenants. If significant events, changes in circumstances, or other events indicate that the lease term or other inputs have changed, the Company would reassess lease classification, remeasure the lease liability by using revised inputs as of the reassessment date, and adjust the right-of-use asset.

F-12

The Company elected to apply a practical expedient which provides that leases with an initial term of 12 months or less and no purchase option that the Company is reasonably certain of exercising will not be included within the lease right-of-use assets and lease liabilities on its Consolidated Balance Sheets. The Company also elected to apply a practical expedient to combine the non-lease components (which include common area maintenance, taxes and insurance) with the related lease component. The Company applies these practical expedients to all asset classes. See Note 6 for further details.

Long-Lived Assets

Long-lived assets, except for goodwill, consist of property and equipment and definite lived acquired intangible assets, such as developed technology and tradenames. The Company amortizes long-lived assets using the straight-line method over their estimated useful lives. Long-lived assets, except for goodwill, are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. The Company continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets may warrant revision or if events or circumstances indicate that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset. There were no impairment charges for long-lived assets recognized for the years ended December 31, 2021 and 2020.

Goodwill

The Company evaluates goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. Goodwill is tested at the reporting unit level, which is considered an operating segment or one level below an operating segment. The Company has two reporting units: AST LLC and Nano. However, given no goodwill has been allocated to the AST LLC reporting unit, the Company identifies Nano as the sole reporting unit for purposes of goodwill impairment testing.

The annual goodwill impairment test is based on either a qualitative or quantitative assessment. The Company has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management determines this is the case, the Company is required to perform a quantitative assessment. A quantitative assessment is an analysis of the fair value of the reporting unit compared to its carrying value. A goodwill impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit’s fair value. The Company performs the annual goodwill impairment test during the fourth quarter each year. There were no impairment charges for goodwill recognized for the years ended December 31, 2021 and 2020.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 - Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815 - Derivatives and Hedging (“ASC 815”). Management’s assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period-end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, they are recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, they are recorded at their initial fair value on the date of issuance and subject to remeasurement each balance sheet date with changes in the estimated fair value of the warrants to be recognized as an unrealized gain or loss in the Consolidated Statements of Operations.

F-13

Fair Value of Financial Instruments

The Company measures certain assets and liabilities at fair value, either upon initial recognition or for subsequent accounting or reporting. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of financial instruments, the Company uses a variety of methods and assumptions, which are based on estimates of market conditions and risks existing at the time. For certain instruments, including cash, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments. For the Company’s outstanding debt, it was estimated that the carrying amount approximates fair value as the interest rate on the long-term debt approximates a market interest rate.

Revenue Recognition

The Company recognizes revenue related to sales of manufactured small satellites and their components as well as launch related services. The Company recognizes revenue in accordance with ASC 606 - Revenue from Contracts with Customers (“ASC 606”) and as such, revenue is recognized when a customer obtains control of promised goods or services. The Company recognizes revenue for services provided over time as the Company’s performance does not result in an asset with an alternative use and the Company is entitled to be compensated for performance completed to date. The Company recognizes revenue for services provided over time based on an output method, under which the total value of revenue is recognized based on each contract’s deliverable(s) as they are completed and when value is transferred to a customer. Certain of the Company’s performance obligations do not meet the criteria for over time recognition such as satellite hardware and subsystems. In these scenarios, the Company recognizes revenue upon transfer of control of the performance obligation to the customer. The Company defers revenue in the event all the performance obligations have not been satisfied for which compensation has been received. Revenue associated with unsatisfied performance obligations are contract liabilities, are recorded within other current liabilities in the Consolidated Balance Sheets, and are recognized once performance obligations are satisfied.

Costs to obtain the Company’s contracts are capitalized and amortized in accordance with the pattern of transfer of the underlying goods or services, and typically include commissions paid to external parties or distributors. Sales commissions are considered incremental costs in obtaining a new contract and thus are appropriately capitalized. Costs to fulfill the Company’s contracts, such as the Company’s overhead costs and third-party costs to manufacture, do not meet the specified capitalization criteria (i.e., do not generate or enhance resources of the Company) and as such are expensed as incurred. Costs to obtain and fulfill the Company’s contracts were immaterial as of December 31, 2021 and 2020.

Cost of Sales

Cost of sales includes the operational costs incurred to fulfil customer orders at the Company’s subsidiary, Nano, including product costs, labor and related overhead.

Engineering Costs

Engineering costs are charged to expense as incurred. Engineering costs consist primarily of the costs of internal staff (such as engineers and consultants) associated with the Company’s ongoing engineering efforts related to the integration, testing, and development of the Company’s satellites, and general expenses related to engineering centers.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs consist principally of non-recurring development efforts in which the Company typically engages third-party vendors, including design and development of the electronic componentry, software, and mechanical deployment systems to be used in the BB satellites, materials and supplies, license costs, contract services, and other outside expenses. Costs for certain research and development activities are recognized in line with the completion of specific tasks using information from the Company’s vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and reflected in the financial statements as prepaid or accrued expenses.

F-14

Stock-Based Compensation

The Company accounts for equity awards, including grants of stock options and restricted stock units, in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 requires all equity-based payments to employees, which includes grants of employee equity awards, to be recognized in the Consolidated Statements of Operations based on their grant date fair values. The Company issues stock-based compensation awards to the employees, non-employees, and non-employee directors of its subsidiaries. The Company accounts for stock-based compensation for awards granted to non-employees in a similar fashion to the way it accounts for stock-based compensation awards to employees.

The Company estimates the grant date fair value of stock options granted to employees, non-employees, and non-employee members of the Board of Directors using the Black-Scholes option-pricing model. Use of the Black-Scholes model requires the Company to make assumptions with respect to the expected term of stock options, the expected volatility of the common stock consistent with the expected life of the option, risk-free interest rates and expected dividend yields of the common stock. The fair value of restricted stock units granted to employees, non-employees and non-employee members of the Board of Directors is based on the fair value of the Company’s stock on the grant date. For awards that vest based solely on achievement of a service condition, the Company recognizes expense on a straight-line basis over the period during which the award holder provides such services. For awards that vest based on both service and performance conditions, the Company recognizes expense using a graded method for such awards only to the extent it believes achievement of the performance conditions are probable. The Company recognizes forfeitures as they occur and reverses any previously recognized compensation cost associated with forfeited awards. The Company accounts for the compensation associated with equity awards by offsetting expense with additional paid-in capital.

The Company’s less than wholly owned subsidiary, AST LLC, issues stock-based compensation awards to its employees, non-employees, and non-employee directors. The exercise of these awards would decrease the Company’s ownership interest in AST LLC. The Company accounts for the compensation associated with these awards similarly to the awards described above; however, the offset to the expense is recorded to noncontrolling interest rather than additional paid-in capital.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740 - Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

ASC 740 prescribes a recognition threshold and a measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not (i.e., a likelihood of more than 50%) to be sustained upon examination by taxing authorities. A recognized tax position is then measured at the largest amount of benefit with greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes accrued interest and penalties related to uncertain tax positions as income tax expense. There were no uncertain tax positions and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

F-15

Tax Receivable Agreement

In conjunction with the Business Combination, the Company entered into a Tax Receivable Agreement (the “TRA”) with AST LLC. Pursuant to the TRA, the Company is required to pay the Existing Equityholders 85% of the amount of savings, if any, in U.S. federal, state, local and foreign income tax that the Company actually realizes as a result of (A) existing tax basis of certain assets of AST LLC and its subsidiaries attributable to AST LLC Common Units acquired by the Company, (B) tax basis adjustments resulting from taxable exchanges of AST LLC Common Units acquired by the Company, (C) tax deductions in respect of portions of certain payments made under the TRA, and (D) certain tax attributes that are acquired directly or indirectly by the Company pursuant to a reorganization transaction. All such payments to the Existing Equityholders of AST LLC are the obligations of the Company, and not that of AST LLC. As of December 31, 2021, there have been no exchanges of AST LLC units for Class A Common Stock of the Company and, accordingly, no TRA liabilities have been recognized.

Noncontrolling Interests

The noncontrolling interests primarily represent the equity interest in AST LLC held by holders other than the Company. In addition, AST owns 51% of and controls both NanoAvionika UAB, a private limited liability company organized and existing under the law of the Republic of Lithuania (“Nano Lithuania”), and NanoAvionics US LLC, a Delaware limited liability company (“Nano US”). The noncontrolling interests include the equity interests in Nano Lithuania and Nano US held by holders other than the Company. Income or loss is attributed to the noncontrolling interests based on their contractual distribution rights, and the relative percentages of equity held by the Company and the other equity holders during the period.

Net Loss per Share

The Company reports both basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of shares of common stock outstanding and excludes the dilutive effect of warrants, stock options, and other types of convertible securities. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and the dilutive effect of stock options, warrants and other types of convertible securities are included in the calculation. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is anti-dilutive, such as in periods where the Company reports a net loss.

Recently Adopted Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, to reduce complexity in applying U.S. GAAP to certain financial instruments with characteristics of liabilities and equity. The guidance in ASU 2020-06 simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. The amendments in ASU 2020-06 are effective for public entities that meet the definition of an SEC filer, excluding smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company adopted the new standard on January 1, 2021. The new standard did not have a material effect on the consolidated financial statements as of December 31, 2021.

F-16

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASU 2019-12), which amended the accounting for income taxes. ASU 2019-12 eliminates certain exceptions to the guidance for income taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences as well as simplifying aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company adopted ASU 2019-12 on January 1, 2021 and it did not have a material impact on its consolidated financial statements.

Accounting Standards Recently Issued but Not Yet Adopted

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, to increase the transparency of government assistance including the disclosure of the types of assistance an entity receives, an entity’s method of accounting for government assistance, and the effect of the assistance on an entity’s financial statements. The guidance in this update will be effective for all entities for annual periods beginning after December 15, 2021. Early adoption is permitted for all entities. The amendments are to be applied prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or, retrospectively to those transactions. The Company does not expect the adoption of ASU 2021-10 to have a significant impact on its disclosures.

All other new accounting pronouncements issued, but not yet effective or adopted, have been deemed to be not relevant to the Company and, accordingly, are not expected to have a material impact once adopted.

3. Business Combination

On April 6, 2021, the Company completed the Business Combination with AST LLC pursuant to the Equity Purchase Agreement. Pursuant to ASC 805 – Business Combinations (“ASC 805”), for financial accounting and reporting purposes, AST LLC was deemed the accounting acquirer and the Company was treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization. Accordingly, the Business Combination was treated as the equivalent of AST LLC issuing stock (“AST LLC Common Units”) for the net assets of NPA, accompanied by a recapitalization. Under this method of accounting, the pre-Business Combination consolidated financial statements of the Company are the historical financial statements of AST LLC. The net assets of NPA were stated at fair value, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP and are consolidated with AST LLC’s financial statements on the Closing Date. As a result of the Business Combination with the Company, the AST LLC Series A and Series B convertible preferred stock were converted to AST LLC Common Units. The shares and net income (loss) available to holders of the Company’s common stock, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Equity Purchase Agreement.

In connection with the Business Combination, the Company entered into subscription agreements with certain investors (the Private Investment in Public Entity Investors, or “PIPE Investors”), whereby it issued 23,000,000 Class A shares of Common Stock at $10.00 per share for an aggregate purchase price of $230.0 million, which closed simultaneously with the consummation of the Business Combination.

On the Closing Date of the Business Combination, the Company completed the acquisition of AST LLC and in return AST LLC and the Existing Equityholders received (i) $416.9 million in cash, net of transaction expenses, (ii) 51.6 million shares of Class B Common Stock, and (iii) 78.2 million shares of Class C Common Stock. In connection with the Business Combination, the Company incurred direct and incremental costs of approximately $45.7 million related to the equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded as a reduction of additional paid-in capital in the accompanying Consolidated Balance Sheets.

F-17

The shares of non-economic Class B and Class C Common Stock of the Company entitle each share to one vote and ten votes per share, respectively. The non-economic Class B and Class C shares were issued to the Existing Equityholders to maintain the established voting percentage of the Company, as determined in the Equity Purchase Agreement.

As a result of the Business Combination, the Company, organized as a C corporation, owns an equity interest in AST LLC in what is commonly referred to as an “Up-C” structure. AST LLC is treated as a partnership for U.S. federal and state income tax purposes. Also, the Company has a controlling ownership interest in a Lithuanian subsidiary that is subject to foreign income taxes and is also treated as a partnership for U.S. federal and state and local taxes. Accordingly, for U.S. federal and state income tax purposes, all income, losses, and other tax attributes pass through to the members’ income tax returns, and no U.S. federal and state and local provision for income taxes has been recorded for these entities in the consolidated financial statements. Certain foreign wholly-owned entities are taxed as corporations in the jurisdictions in which they operate, and accruals for such taxes are included in the consolidated financial statements.

As a result of the Up-C structure, the noncontrolling interest is held by the Existing Equityholders who retained 71.5% of the economic ownership percentage of AST LLC. The noncontrolling interest is classified as permanent equity within the Consolidated Balance Sheets as the Company, acting through the redemption election committee of the Company’s Board of Directors (the “Redemption Election Committee”), may only elect to settle a redemption request in cash if the cash delivered in the exchange is limited to the cash proceeds to be received from a new permanent equity offering through issuance of Class A Common Stock.

In conjunction with the Business Combination, the Company also entered into the TRA with AST LLC. Pursuant to the TRA, the Company is required to pay the Existing Equityholders 85% of the amount of savings, if any, in U.S. federal, state, local and foreign income tax that the Company actually realizes as a result of (A) existing tax basis of certain assets of AST LLC and its subsidiaries attributable to the AST LLC Common Units, (B) tax basis adjustments resulting from taxable exchanges of AST LLC Common Units acquired by the Company, (C) tax deductions in respect of portions of certain payments made under the TRA, and (D) certain tax attributes that are acquired directly or indirectly by the Company pursuant to a reorganization transaction. All such payments to the Existing Equityholders of AST LLC are the obligations of the Company, and not that of AST LLC. As of December 31, 2021, there have been no exchanges of AST LLC units for Class A Common Stock of the Company and, accordingly, no TRA liabilities have been recognized.

The Company recorded a net deferred tax asset for the difference between the book value and tax basis of the Company’s investment in AST LLC at the time of the Business Combination. The Company has assessed the realizability of their deferred tax assets and in that analysis has considered the relevant positive and negative evidence available to determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized. As a result, the Company has recorded a full valuation allowance against its deferred tax asset resulting from the Business Combination.

4. Fair Value Measurement

The Company follows the guidance in ASC 820 - Fair Value Measurement (“ASC 820”), for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

F-18

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

●	Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

●	Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2021 were as follows (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$314,747	$-	$-
Total assets measured at fair value	$314,747	$-	$-

Liabilities:
Public warrant liability	$34,151	$-	$-
Private placement warrant liability	-	23,911	-
Total liabilities measured at fair value	$34,151	$23,911	$-

There were no financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2020.

As of December 31, 2021, the Company had $321.8 million of cash and cash equivalents, of which $314.7 million is classified as cash equivalents, which consists principally of short-term money market funds with original maturities of 90 days or less.

Warrant liabilities are comprised of both publicly issued warrants (“Public Warrants”) and private placement warrants (“Private Placement Warrants”), exercisable for shares of Class A Common Stock of the Company. Warrant liabilities are documented in greater detail at Note 10. As of December 31, 2021, the Public Warrants are classified as Level 1 due to the use of an observable market quote in an active market under the ticker “ASTSW”.

The Private Warrants are valued using a Black-Scholes-Merton Model. As of December 31, 2021, the Private Warrants are classified as Level 2 as the transfer of Private Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants. For this reason, the Company determined that the volatility of each Private Warrant is equivalent to that of each Public Warrant.

The Company’s Black-Scholes-Merton model to value Private Warrants required the use of the following subjective assumption inputs:

●	The risk-free interest rate assumption was based on a weighted average of the three- and five-year U.S. Treasury rate, which was commensurate with the contractual term of the Warrants, which expire on the earlier of (i) five years after the completion of the initial Business Combination and (ii) upon redemption or liquidation. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

●	The expected volatility assumption was based on the implied volatility of the Company’s publicly-traded warrants, which as of December 31, 2021 was 75.6%.

F-19

5. Property and Equipment

Property and equipment, net consisted of the following at December 31, 2021 and 2020 (in thousands):

	As of December 31,
	2021	2020
Land	$1,350	$-
Computers, software, and equipment	2,810	1,707
Leasehold improvements	6,416	3,536
Satellite antenna	2,996	1,338
Test and lab equipment	7,765	2,666
Phased array test facility	2,536	704
Assembly and integration equipment	704	616
Furniture and fixtures	574	338
Vehicles	67	67
Property and equipment	$25,218	$10,972
Accumulated depreciation	(3,592)	(915)
Other construction in progress	6,701	-
Property and equipment, net	$28,327	$10,057

BlueWalker 3 satellite - construction in progress	$67,615	$27,013
Total property and equipment, net	$95,942	$37,070

Depreciation expense for the years ended December 31, 2021 and 2020 was approximately $2.7 million and $0.7 million, respectively.

Midland Purchase

On December 8, 2021, the Company’s subsidiary, AST & Science Texas, LLC, executed an agreement to purchase real property, including offices, industrial warehouse buildings and equipment for a total purchase price of $8.0 million. The transaction was accounted for as an asset acquisition under ASC 805 and as such, the purchase price was allocated to the assets acquired based on their relative fair values based on Level 2 inputs as of the acquisition date. Accordingly, $1.3 million has been allocated to the land acquired and $6.7 million has been recorded to construction in progress until the Company places the property and equipment in service. The Company intends to utilize the acquired assets for the assembly, integration and testing of the BB satellites. In connection with the purchase, the Company issued a term promissory note (the “Term Loan”) for $5.0 million secured by the property; refer to Note 9 for additional information. Under the terms of the Term Loan, the Company deposited $2.8 million to use exclusively for the funding of the capital improvements at the property. The deposit of $2.8 million is presented as Restricted Cash in the Consolidated Balance Sheets.

6. Leases

On November 13, 2018, AST LLC entered into both an Economic Development Agreement (the “EDA”) and a sublease agreement with Midland Development Corporation. The premise of the EDA was to create jobs in the Midland, Texas area, as well as to have AST LLC improve the land, office and hangar spaces at the leased facility located at the Midland International Air & Space Port in Midland, Texas.

F-20

The leased facility included office space (44,988 square feet), hangar A (28,480 square feet), hangar B (11,900 square feet), and land (approximately 238,000 square feet). The term of the lease commenced on November 21, 2018 and extends through November 20, 2033. Pursuant to the agreement, the base rental payments for the first five years will be abated, provided that the Company prepays the rent in each period and achieves an increasing level of financial commitments, measured annually on March 31st of each of the first five years of the lease. The Company can qualify for an additional five years (years six through ten of the term) of abatements which are contingent upon the Company achieving its commitments through the first five years of the lease and maintaining or exceeding those year five commitment levels in years six through year ten of the term. These commitments include 1) the total number of full-time jobs and the related annual payroll costs and 2) cumulative capital investments in personal property and improvements to the existing land/structures. The Company recognizes the lease reimbursements as an offset to rent expense for the related reimbursable month when the contingency is probable of being resolved.

The Company’s other operating leasehold obligations include additional office space in Maryland, Spain, Israel, United Kingdom and Lithuania. The Company’s leases have established fixed payment terms which are subject to annual rent increases throughout the term of each lease agreement. The Company’s lease agreements have varying non-cancellable rental periods which include options for the Company to extend portions of its lease terms. Upon adopting ASC 842, management considered that it was not reasonably certain to exercise any extension options present in its lease arrangements that are outstanding as of the adoption date, with the exception of the Texas sublease. In addition, the Company’s leases have similar terms in which they may terminate the lease prior to the end date but must provide advanced notice. The Company is not reasonably certain to exercise the right to terminate their agreements.

Incremental Borrowing Rate

The Company derives its incremental borrowing rate from information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate represents a collateralized rate of interest the Company would have to pay to borrow over a similar term an amount equal to the lease payments in a similar economic environment. The Company’s lease agreements do not provide implicit rates. As the Company did not have any external borrowings at the adoption date with comparable terms to its lease agreements, the Company estimated its incremental borrowing rate based on the lowest grade of debt available in the marketplace for the same term as the associated lease(s). The Company elected to use a 11.9% discount rate for its main, shorter-term operating leases (generally two (2) to five (5) year leases), with the exception of a shorter-term lease in which the Company elected to use an 8.0% discount rate. For the Texas sublease, which is greater than 10 years, the Company elected to use a 15.0% discount rate.

Operating Leases

The components of lease expense were as follows (in thousands):

	Year ended December 31,
	2021	2020
Short-term operating lease expense	$440	$41
Operating lease expense	563	301
Total lease expense	$1,003	$342

Supplemental cash flow information related to leases for the years ended December 31, 2021 and 2020 was as follows (in thousands):

	Year ended December 31,
	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$506	$349

F-21

Supplemental balance sheet information related to leases was as follows:

	Year ended December 31,
	2021	2020
Weighted-average remaining lease term - operating leases (years)	9.7	11.3
Weighted-average discount rate - operating leases	13.4%	14.0%

As of December 31, 2021, the maturities of the Company’s operating lease liabilities were as follows (in thousands):

2022	$1,632
2023	1,714
2024	1,600
2025	1,510
2026	1,343
Thereafter	6,993
Total lease payments	14,792
Less effects of discounting	(6,633)
Present value of lease liabilities	$8,159

The above operating lease payments exclude $1.6 million of required minimum lease payments for lease agreements executed but not commenced, as the Company has not received control of the leased property as of December 31, 2021.

7. Goodwill and Intangible Assets

Goodwill

The change in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 is summarized as follows (in thousands):

	December 31, 2021	December 31, 2020
Balance at beginning of the period	$3,912	$3,593
Translation adjustments	(271)	319
Balance at end of the period	$3,641	$3,912

Intangible Assets

Intangible assets are comprised of the following as of December 31, 2021 and 2020 (in thousands):

	December 31, 2021
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Developed technology	1.2	$1,081	$(862)	$219
Trademarks and domain name	13.2	23	-	23
Total	2.3	$1,104	$(862)	$242

F-22

	December 31, 2020
	Weighted Average Remaining Useful Life (Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Developed technology	2.1	$1,161	$(658)	$503
Trademarks and domain name	14.2	23	-	23
Total	2.7	$1,184	$(658)	$526

The aggregate amortization expense for the years ended December 31, 2021 and 2020 was approximately $0.2 million and $0.2 million, respectively. Based on the carrying value of identified intangible assets recorded at December 31, 2021, and assuming no subsequent impairment of the underlying assets, the amortization expense is expected to be as follows (in thousands):

Fiscal Year	Amortization Expense
2022	$189
2023	33
2024	2
2025	2
2026	2
Thereafter	14
Total	$242

8. Accrued Expenses

Accrued expenses and other current liabilities consisted of the following at December 31, 2021 and 2020 (in thousands):

	As of December 31,
	2021	2020
Accrued payroll liabilities	$2,983	$1,198
Accrued research and development	1,496	300
Accrued construction in progress (BlueWalker 3 satellite)	1,260	1,604
Accrued professional services	606	320
Accrued taxes payable	180	34
Accrued leasehold improvements	-	247
Other	944	519
Total accrued expenses and other current liabilities	$7,469	$4,222

9. Debt

Midland Financing Agreement

On December 8, 2021, in connection with the Midland Purchase (refer to Note 5), the Company’s subsidiary, AST & Science Texas, LLC entered into an agreement with Lone Star State Bank of West Texas (the “Credit Agreement”) to issue a Term Loan for $5.0 million with a maturity date of December 8, 2028 that is secured by the property. AST & Science Texas, LLC granted to the lenders a security interest in the assets acquired under the Midland Purchase described in Note 5.

F-23

Borrowings under the Term Loan bear interest at a fixed rate equal to 4.20% per annum until December 7, 2026, and from December 8, 2026 until December 8, 2028 at a fixed rate per annum equal to 4.20% subject to adjustment if the index rate as defined in the Credit Agreement is greater than 4.20%. Interest is payable monthly in arrears commencing on January 8, 2022. Thereafter, outstanding principal and accrued interest will be due and payable in monthly installments of $40,000, commencing on January 8, 2023 and continuing until November 8, 2028, with the final remaining balance of unpaid principal and interest due and payable on December 8, 2028.

Annual future principal payments due on the Term Loan as of December 31, 2021 are as follows (in thousands):

Fiscal Years Ending	Amount
2022	$-
2023	242
2024	252
2025	263
2026	274
Thereafter	3,969
Total principal	$5,000

Nano Business Credit Agreement

On December 8, 2021, the Company’s subsidiary, Nano, entered into an agreement with AB SEB Bank (the “Lender”) pursuant to which the Lender agreed to provide up to $0.4 million to fund certain capital expenditures. Nano may use this facility to fund up to 70% of certain capital expenditures on an as-invoiced basis through March 2022, at which time outstanding principal and interest will be due and payable in monthly installments commencing on March 31, 2022 and continuing until December 6, 2025. Borrowings under the agreement bear interest at a rate per annum equal to the EURIBOR plus 3.00%. As of December 31, 2021, the outstanding balance was approximately $49,000, which is classified within Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

10. Warrant Liabilities

Warrant liabilities are comprised of both Public Warrants and Private Placement Warrants. Each whole Public Warrant entitles the registered holder to purchase one whole share of Class A Common Stock at a price of $11.50 per share. Pursuant to the warrant agreement, a holder of Public Warrants may exercise its warrants only for a whole number of shares of Class A Common Stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. The Public Warrants expire on April 6, 2026, five years after the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants under the following conditions:

●	In whole and not in part;

●	At a price of $0.01 per warrant;

●	Upon not less than 30 days’ prior written notice of redemption (the “30 day redemption period”) to each warrant holder; and

●	If, and only if, the reported last sale price of the Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

The redemption criteria discussed above prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

F-24

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

During the year ended December 31, 2021, 1,200 Public Warrants were exercised at a price of $11.50 per share, resulting in cash proceeds of approximately $13,800 and the issuance of 1,200 shares of Class A Common Stock. At December 31, 2021, there were 11,498,800 Public Warrants and 6,100,000 Private Placement Warrants outstanding.

As of December 31, 2021, the Company recorded warrant liabilities of $58.1 million in the Consolidated Balance Sheets. For the year ended December 31, 2021, the Company recognized a gain of $15.8 million on the change in the fair value of the warrant liabilities in the Consolidated Statements of Operations.

11. Commitments and Contingencies

Purchase Commitments

As of December 31, 2021, the Company had purchase commitments of approximately $27.0 million, primarily related to R&D programs, capital improvements and procurement of BB satellite components of which the Company expects to pay $12.9 million during 2022 and $14.1 million during 2023.

Legal Proceedings

The Company is not a party to any material litigation and does not have contingency reserves established for any litigation liabilities as of December 31, 2021 and 2020.

12. Stockholders’ Equity

The Consolidated Statements of Stockholders’ Equity reflect the Business Combination as described in Note 3. Prior to the Business Combination, NPA was a Special Purpose Acquisition Company or a “blank check company”, defined as a development stage company formed for the sole purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Class A Common Stock

At December 31, 2021, there were 51,730,904 million shares of Class A Common Stock issued and outstanding. Holders of Class A Common Stock are entitled to one vote for each share. The Company is authorized to issue 800,000,000 shares of Class A Common Stock with a par value of $0.0001 per share.

Class B Common Stock

At December 31, 2021, there were 51,636,922 shares of Class B Common Stock issued and outstanding. Shares of Class B Common Stock were issued to the Existing Equityholders of AST LLC (other than Mr. Abel Avellan) in connection with the Business Combination and are non-economic, but entitle the holder to one vote per share. The Company is authorized to issue 200,000,000 shares of Class B Common Stock with a par value of $0.0001 per share.

The Existing Equityholders (other than Mr. Abel Avellan) own economic interests in AST LLC which are redeemable into either shares of Class A Common Stock on a one-for-one basis or cash at the option of the Redemption Election Committee. Upon redemption of the AST LLC Common Units by the Existing Equityholders (other than Mr. Abel Avellan), a corresponding number of shares of Class B Common Stock held by such Existing Equityholders will be cancelled. The Class B Common Stock is subject to a lock-up, during which the shares cannot be transferred until April 6, 2022, the first anniversary of the closing of the Business Combination.

F-25

Class C Common Stock

At December 31, 2021, there were 78,163,078 million shares of Class C Common Stock issued and outstanding. Shares of Class C Common Stock were issued to Mr. Abel Avellan in connection with the Business Combination and are non-economic, but entitle the holder to ten votes per share (the “Super-Voting Rights”). The Company is authorized to issue 125,000,000 shares of Class C Common Stock with a par value of $0.0001 per share.

Mr. Abel Avellan owns economic interests in AST LLC which are redeemable into either shares of Class A Common Stock on a one-for-one basis or cash at the option of the Redemption Election Committee. Upon redemption of the AST LLC Common Units by Mr. Abel Avellan, a corresponding number of shares of Class C Common Stock held by Mr. Abel Avellan will be cancelled. Correspondingly, the Super-Voting Rights associated with the Class C Common Stock will be terminated. The Class C Common Stock is subject to a one-year lock-up, during which the shares cannot be transferred until April 6, 2022, the first anniversary of the closing of the Business Combination.

Preferred Stock

At December 31, 2021, there were no shares of preferred stock issued or outstanding. The Company is authorized to issue 100,000,000 shares of preferred stock with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Noncontrolling Interest

Nano Lithuania and Nano US

AST LLC owns 51% of and controls Nano Lithuania and Nano US. As a result, the Company consolidates the financial results of Nano Lithuania and Nano US and reports noncontrolling interests representing the equity interests held by equity-holders other than the Company in the Consolidated Balance Sheets. As of December 31, 2021, the noncontrolling interest percentage in Nano Lithuania and Nano US was approximately 49%. There were no changes to the noncontrolling interest percentage in Nano Lithuania or Nano US during the years ended December 31, 2021 or December 31, 2020.

AST LLC

On April 6, 2021, upon the close of the Business Combination, the Company held a 28.5% ownership interest in AST LLC and became the sole managing member of AST LLC, allowing it to control the operating decisions of AST LLC. As a result of this control, the Company has consolidated the financial position and results of operations of AST LLC. The Company reports noncontrolling interests representing the equity interest in AST LLC held by members other than the Company in the accompanying Consolidated Balance Sheets. On the date of the Business Combination, the noncontrolling interest percentage in AST LLC was approximately 71.5%. During the year ended December 31, 2021 there was an immaterial change in the noncontrolling interest percentage as a result of the exercise of warrants and the issuance of incentive units at AST LLC. As of December 31, 2021, the noncontrolling interest percentage in AST LLC was approximately 71.5%.

Changes in the Company’s ownership interest in AST LLC while retaining control of AST LLC will be accounted for as equity transactions. Each issuance of the Company’s Class A Common Stock will be accompanied by a corresponding issuance of AST LLC Common Units to the Company, which will result in a change in ownership and reduce the amount recorded as noncontrolling interest and increase additional paid-in capital. At December 31, 2021, there were 11,498,800 Public Warrants and 6,100,000 Private Placement Warrants outstanding (see Note 10 for further details), each of which entitles the holder to purchase one whole share of Class A Common Stock at a price of $11.50 per share. Each warrant exercise is accompanied by a corresponding issuance of AST LLC Common Units to the Company, which will result in a change in ownership and reduce the amount recorded as noncontrolling interest and increase additional paid-in capital.

F-26

In addition, the AST LLC Agreement permits the noncontrolling interest holders of AST LLC Common Units to exchange AST LLC Common Units, together with related shares of the Company’s Class B or Class C Common Stock, for shares of the Company’s Class A Common Stock on a one-for-one basis or, at the election of the Company, for cash (a “Cash Exchange.”) A Cash Exchange is limited to the amount of net proceeds from the issuance of Class A Common Stock. Future redemptions or direct exchanges of AST LLC Common Units by the noncontrolling interest holders will result in a change in ownership and reduce the amount recorded as noncontrolling interest and increase additional paid-in capital. Certain members of AST LLC also hold incentive stock options that are subject to service or performance conditions (see Note 14 for further details), that are exercisable for AST LLC Common Units. The exercise of the options will result in a change in ownership and increase the amount recorded as noncontrolling interest and decrease additional paid-in capital.

13. Revenue

Disaggregation of Revenue

The Company’s subsidiary, Nano, recognizes revenue related to sales of manufactured small satellites and their components, as well as launch related services. Currently, this is the Company’s only source of revenue. Revenue recognized over time versus revenue recognized upon transfer during the years ended December 31, 2021 and 2020 was as follows (in thousands):

	Year ended December 31,
	2021	2020
Revenue from performance obligations recognized over time	$8,400	$5,037
Revenue from performance obligations recognized at point-in-time transfer	4,005	930
Total	$12,405	$5,967

Contract Balances

Contract assets relate to the Company’s conditional right to consideration for its completed performance under the contract. As of December 31, 2021 and 2020, the Company had no material contract assets. Contract liabilities relate to payments received in advance of performance under the contract. Contract liabilities (i.e., deferred revenue) are recognized as revenue as (or when) the Company performs under the contract. The following table reflects the change in contract liabilities for the periods indicated (in thousands):

Year ended December 31,
2021
Beginning Balance	$3,401
Revenue recognized that was included in the contract liability at the beginning of the year	(2,498)
Increase, excluding amounts recognized as revenue during the period	5,733
Ending Balance	$6,636

As of December 31, 2021, the Company had deferred revenue of $6.6 million classified in current liabilities related to performance obligations that have not yet been satisfied. The Company expects to recognize the revenue associated with satisfying these performance obligations within the next 12 months.

14. Stock-Based Compensation

Stock-Based Compensation Expense

Stock-based compensation, measured at the grant date based on the fair value of the award, is typically recognized ratably over the requisite services period, using the straight-line method of expense attribution. The Company recorded stock-based compensation expense in the following categories of its Consolidated Statements of Operations and Balance Sheets (in thousands):

	Year ended December 31,
	2021	2020
Engineering services	$2,036	$211
General and administrative costs	1,700	72
BlueWalker 3 satellite - construction in progress	38	7
Total	$3,774	$290

F-27

The Company estimates the fair value of the stock option awards to employees, non-employees and non-employee members of the Board of Directors using the Black-Scholes option pricing model, which requires the input of subjective assumptions, including (i) the expected volatility of the Company’s stock, (ii) the expected term of the award, (iii) the risk-free interest rate, and (iv) any expected dividends. Due to the lack of company-specific historical and implied volatility data, the Company based the estimate of expected volatility on the estimated and expected volatilities of a representative group of publicly traded companies. For these analyses, the Company selects companies with comparable characteristics including enterprise value, risk profiles, position within the industry, and with historical share price information sufficient to meet the expected life of the stock-based awards. The Company computes the historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of the Company’s stock price becomes available. For awards that qualify as “plain-vanilla” options, the Company estimates the expected life of the employee stock options using the “simplified” method, whereby, the expected life equals the average of the vesting term and the original contractual term of the option. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company elects to account for forfeitures as they occur rather than apply an estimated forfeiture rate to stock-based compensation expense.

The fair value of restricted stock units granted to employees, non-employees, and non-employee members of the Board of Directors is based on the fair value of the Company’s stock on the grant date. The Company elects to account for forfeitures as they occur rather than apply an estimated forfeiture rate to stock-based compensation expense.

AST LLC 2019 Equity Incentive Plan

Prior to the Business Combination, under the 2019 Equity Incentive Plan (“AST LLC Incentive Plan”), AST LLC was authorized to issue ordinary shares, as well as options exercisable for ordinary shares, as incentives to its employees, non-employees, and non-employee members of its Board of Directors. The issuance of share options and ordinary shares is administered by the Board of Directors using standardized share option and share subscription agreements. Following the Business Combination, no further grants will be made under the AST LLC Incentive Plan. However, the AST LLC Incentive Plan will continue to govern the terms and conditions of the outstanding awards granted under it.

There were two types of options granted under the AST LLC Incentive Plan: (1) service-based options and (2) performance-based options. Service-based options typically vest over a five year service period with 20% of the award vesting on the first anniversary of the employee’s commencement date, and the balance thereafter in 48 equal monthly installments. Certain service-based options also provide for accelerated vesting if there is a change in control or other performance condition as defined by the AST LLC Incentive Plan. Performance-based options typically vest on the earliest date that any of the following occurs: (i) AST LLC effects an initial public offering and becomes a reporting company, (ii) AST LLC experiences a change of control, or (iii) other specified performance conditions. Both service-based and performance-based options typically expire no later than 10 years from the date of grant.

F-28

In connection with the Closing, AST LLC entered into the Fifth Amended and Restated Limited Liability Operating Agreement (the “A&R Operating Agreement”), which, among other things, restructured the capitalization of AST LLC to reclassify all of the existing AST LLC options into AST LLC incentive equity units (the “AST LLC Incentive Equity Units”). In connection with the reclassification of the AST LLC options into AST LLC Incentive Equity Units, the maximum number of AST LLC Incentive Equity Units which may be issued under the AST LLC Incentive Plan were proportionately adjusted to be equal to (a) the share limit under the AST LLC Incentive Plan as of the effective date of the A&R Operating Agreement, multiplied by (b) 14.50149869 (rounded down to the nearest whole number of AST LLC Incentive Equity Units). Additionally, each unexpired and unexercised outstanding AST LLC option, whether vested or unvested, was proportionately adjusted such that (a) each AST LLC option will be exercisable for that number of AST LLC Incentive Equity Units equal to the product determined by multiplying (x) the number of AST LLC options that were issuable upon exercise immediately prior to the Closing by (y) 14.50149869 (rounded down to the nearest whole number of AST LLC Incentive Equity Units) and (b) the per unit exercise price for the AST LLC Incentive Equity Units issuable upon exercise of such AST LLC option shall be equal to the quotient of (x) the exercise price per AST LLC option immediately prior to the Closing divided by (y) 14.50149869 (rounded down to the nearest millionth). Each AST LLC option continues to be subject to the terms of the AST LLC Incentive Plan and the applicable award agreement evidencing such AST LLC option, and is further subject in all regards to the terms and conditions of the A&R Operating Agreement. Additionally, pursuant to the terms of the A&R Operating Agreement, each AST LLC Incentive Equity Unit is redeemable for one share of Class A Common Stock on the later of the (i) 24-month anniversary of the consummation of the Business Combination and (ii) six-month anniversary from the vesting date. As a result of the Business Combination, there was no incremental compensation cost and the terms of the outstanding awards, including fair value, vesting conditions and classification, were unchanged.

As of December 31, 2021, AST LLC was authorized to issue a total of 12,812,959 ordinary shares under a reserve set aside for equity awards. As of December 31, 2021, there were 12,359,322 options outstanding under the AST LLC Incentive Plan. Following the Business Combination on April 6, 2021, no further equity award grants were made under the AST LLC Incentive Plan.

The following table summarizes the Company’s option activity for the year ended December 31, 2021:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	11,822,100	$0.20	2.04	$68,407,495
Granted	806,283	10.00	-
Exercised	(15,227)	0.06	-
Cancelled or forfeited	(253,834)	0.81	-
Outstanding at December 31, 2021	12,359,322	$0.83	1.39	$87,882,197
Options exercisable as of December 31, 2021	7,168,669	$0.39	1.31	$54,157,031
Vested and expected to vest at December 31, 2021	12,359,322	$0.83	1.39	$87,882,197

The following table summarizes the Company’s unvested option activity for the year ended December 31, 2021:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2020	6,526,496	$0.16
Granted	806,283	4.15
Vested	(1,929,351)	0.52
Forfeited	(214,438)	0.44
Unvested at December 31, 2021	5,188,990	$0.64

The weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2021 and 2020 was $4.15 and $0.33, respectively.

F-29

As of December 31, 2021, total unrecognized compensation expense related to the unvested stock options was $2.8 million, which is expected to be recognized over a weighted average period of 1.4 years.

The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model, with the assumptions used for the year ended December 31, 2021, presented on a weighted average basis:

Year ended December 31, 2021
Exercise price	$10.00
Fair market value	$4.15
Expected dividend yield	0.0%
Expected term (in years)	6.3
Expected volatility	42.24%
Weighted-average risk-free rate	0.55%

SpaceMobile 2020 Incentive Award Plan

In connection with the Business Combination, the Company adopted the 2020 Incentive Award Plan (the “2020 Plan”). Awards may be made under the 2020 Plan covering an aggregate number of Class A Common Stock shares equal to 10,800,000. Any shares distributed pursuant to an award may consist, in whole or in part, of authorized and unissued common stock, treasury common stock or common stock purchased on the open market. The 2020 Plan provides for the grant of stock options, restricted stock, dividend equivalents, restricted stock units, incentive unit awards, stock appreciation rights, and other stock or cash-based awards. Each incentive unit issued pursuant to an award, if any, shall count as one share for purposes of calculating the aggregate number of shares available for issuance under the 2020 Plan.

Two types of equity awards have been granted under the 2020 Plan: (1) service-based options and (2) service-based and performance-based restricted stock units. Service-based options typically vest over a four year service period with 25% of the award vesting on the first anniversary of the employee’s commencement date, and the balance thereafter in 36 equal monthly installments. Service-based restricted stock units typically vest over a four year service period with 25% of the award vesting on each anniversary of the employee’s vesting commencement date. Performance-based restricted stock units typically vest on the earliest date that any of the following occurs: (i) the Company attains an incremental capital investment, or (ii) other specified performance conditions. Options typically expire no later than 10 years from the date of grant.

F-30

Stock Options

As of December 31, 2021, there were 1,889,115 service-based options outstanding under the 2020 Plan.

The following table summarizes the Company’s option activity under the 2020 Plan for the year ended December 31, 2021:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	-	$-	-	$-
Granted	1,901,515	10.35
Exercised	-	-
Cancelled or forfeited	(12,400)	10.00
Outstanding at December 31, 2021	1,889,115	$10.35	3.36	$(4,549,597)
Options exercisable as of December 31, 2021	85,771	$10.00	2.75	$(176,680)
Vested and expected to vest at December 31, 2021	1,889,115	$10.35	3.36	$(4,549,597)

The following table summarizes the Company’s unvested option activity for the year ended December 31, 2021:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2020	-	$-
Granted	1,901,515	4.40
Vested	(85,771)	4.25
Forfeited	(12,400)	4.16
Unvested at December 31, 2021	1,803,344	$4.41

The weighted-average grant-date fair value per share of stock options granted during the year ended December 31, 2021 was $4.40. There were no stock options granted during the year ended December 31, 2020. There were no exercises during the year ended December 31, 2021.

As of December 31, 2021, total unrecognized compensation expense related to the unvested stock options was $7.2 million, which is expected to be recognized over a weighted average period of 3.4 years.

The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model, with the assumptions used for the year ended December 31, 2021, presented on a weighted average basis:

Year ended December 31, 2021
Exercise price	$10.35
Fair market value	$4.40
Expected dividend yield	0.0%
Expected term (in years)	6.1
Expected volatility	42.38%
Weighted-average risk-free rate	1.11%

F-31

Restricted Stock Units

As of December 31, 2021, there were 1,686,031 restricted stock units outstanding under the 2020 Plan.

The following table summarizes the Company’s unvested restricted stock unit activity for the year ended December 31, 2021:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2020	-	$-
Granted	1,889,051	10.12
Forfeited	(203,020)	10.00
Unvested at December 31, 2021	1,686,031	$10.14

As of December 31, 2021, total unrecognized compensation expense related to the unvested restricted stock units was $10.6 million, which is expected to be recognized over a weighted average period of 3.4 years.

SpaceMobile 2020 Employee Stock Purchase Plan

In connection with the Business Combination, the Company adopted the 2020 Employee Stock Purchase Plan (the “ESPP”). The aggregate number of common stock shares that may be issued pursuant to rights granted under the ESPP is 2,000,000 shares. If any right granted under the ESPP shall for any reason terminate without having been exercised, the shares not purchased under such right shall again become available for issuance under the ESPP. As of December 31, 2021, the Company had not issued any awards under the ESPP.

15. Income Taxes

As a result of the Business Combination, the Company, organized as a C corporation, owns an equity interest in AST LLC in what is commonly referred to as an “Up-C” structure. For U.S. federal and state income tax purposes, AST LLC has elected to be treated as a partnership and does not pay any income taxes since its income and losses are included in the returns of the members. The portion of the Company’s taxable income or loss attributable to the noncontrolling interests of AST LLC is taxed directly to such members. Consequently, no provision for income taxes has been included in the financial statements related to this portion of taxable income. Certain foreign wholly-owned entities are taxed as corporations in the jurisdictions in which they operate, and accruals for such taxes are included in the consolidated financial statements. The Company has operations in Israel, Spain, Lithuania, and the U.K. with tax filings in each foreign jurisdiction.

Income Tax Expense

The components of loss before income taxes were as follows:

	Year ended December 31,
	2021	2020
United States	$(70,396)	$(23,077)
Foreign	(2,534)	(1,197)
Total	$(72,930)	$(24,274)

F-32

The income tax expense (benefit) was as follows:

	Year ended December 31,
	2021	2020
Current:
Federal	$-	$-
State	-	-
Foreign	331	131
Total current	331	131

Deferred:
Federal	-	-
State	-	-
Foreign	-	-
Total deferred	-	-
Total income tax provision	$331	$131

The differences between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

	Year ended December 31,
	2021	2020
Statutory U.S. federal income tax rate	21%	21%
Income (loss) attributable to noncontrolling interest and non taxable income (loss)	-19%	-22%
Changes in fair value of warrant liabilities	5%	-
Change in valuation allowance	-99%	-
Business Combination	89%	-
Other	3%	-
Effective income tax rate	0%	-1%

Deferred Tax Assets and Liabilities.

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the balances for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$8,212	$539
Basis difference in the equity of AST LLC	62,717	-
Other	1,495	-
Total deferred tax assets	72,425	-
Valuation allowance	(72,425)	(539)
Net deferred tax assets	$-	$-

At December 31, 2021 the Company had unused federal net operating loss carryforwards (gross) for federal income tax purposes of approximately $32.0 million, which can be carried forward indefinitely and may be used to offset future taxable income. In addition, the Company had unused net operating loss carryforwards (gross) for state income tax purposes of approximately $2.5 million, $0.7 million of which expire in 2041. The remaining $1.8 million state net operating loss can be carried forward indefinitely. The Company also had unused net operating loss carryforwards (gross) for foreign income tax purposes of approximately $6.1 million, which can be carried forward indefinitely.

Management assesses the need for a valuation allowance in each tax paying component or jurisdiction based upon the available positive and negative evidence to estimate whether sufficient taxable income will exist to permit realization of the deferred tax assets. On the basis of this evaluation, as of December 31, 2021 and 2020 the Company’s valuation allowance was $72.4 million and $0.5 million, respectively. The change from December 31, 2020 to December 31, 2021 was primarily driven by the impacts of the Business Combination.

F-33

Unrecognized Tax Benefits.

There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Tax Receivable Agreement

In connection with the Closing, the Company entered into the Tax Receivable Agreement. Pursuant to the Tax Receivable Agreement, the Company is generally required to pay the TRA Holders 85% of the amount of savings, if any, in U.S. federal, state, local, and foreign taxes that are based on, or measured with respect to, net income or profits, and any interest related thereto that the Company and any applicable consolidated, unitary, or combined Subsidiaries (the “Tax Group”) realize, or are deemed to realize, as a result of certain “Tax Attributes,” which include:

●	existing tax basis in certain assets of AST LLC and certain of its direct or indirect Subsidiaries, including assets that will eventually be subject to depreciation or amortization, once placed in service, attributable to AST LLC Common Units acquired by the Company from a TRA Holder (including AST LLC Common Units held by a Blocker Corporation acquired by us in a Reorganization Transaction (as defined in the Tax Receivable Agreement)), each as determined at the time of the relevant acquisition;

●	tax basis adjustments resulting from taxable exchanges of AST LLC Common Units (including any such adjustments resulting from certain payments made by us under the Tax Receivable Agreement) acquired by the Company from a TRA Holder pursuant to the terms of the A&R Operating Agreement;

●	tax deductions in respect of portions of certain payments made under the Tax Receivable Agreement; and

●	certain tax attributes of Blocker Corporations holding AST LLC Common Units that are acquired directly or indirectly by the Company pursuant to a Reorganization Transaction.

Some circumstances, such as the Company’s election to terminate early the TRA or certain changes of control of the Company or AST LLC (as described in the A&R Operating Agreement), may require the Company to make lump-sum cash payments based on certain assumptions to all the TRA Holders equal to the present value of all forecasted future payments that would have otherwise been made under the Tax Receivable Agreement. Payments under the Tax Receivable Agreement will be the obligations of the Company and not obligations of AST LLC. Any payments made by the Company under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to the Company.

The TRA Holders did not acquire any Class A Common Stock in an Exchange or Reorganization Transaction, as defined in the Tax Receivable Agreement during the reporting period. As a result, no Tax Receivable Agreement liability has been recorded as of December 31, 2021.

16. Net Income (Loss) per Share

Basic earnings per share of Class A Common Stock is computed by dividing net income attributable to common stockholders by the weighted-average number of shares of Class A Common Stock outstanding during the period. Diluted earnings per share of Class A Common Stock is computed by dividing net income attributable to common stockholders adjusted for the assumed exchange of all potentially dilutive securities, by the weighted-average number of shares of Class A Common Stock outstanding adjusted to give effect to potentially dilutive elements.

F-34

Prior to the Business Combination, the membership structure of AST LLC included units which shared in the profits and losses of AST LLC. The Company analyzed the calculation of earnings per unit for periods prior to the Business Combination and determined that it resulted in values that would not be meaningful to the readers of these consolidated financial statements. Therefore, earnings per share information has not been presented for periods prior to the Business Combination on April 6, 2021. The basic and diluted earnings per share for the year ended December 31, 2021 represents only the period of April 6, 2021 to December 31, 2021.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A Common Stock (in thousands, except share data):

Year ended December 31, 2021
Numerator
Net loss before allocation to noncontrolling interest	$(73,261)
Net loss attributable to AST LLC pre Business Combination	(11,580)
Net loss attributable to the noncontrolling interest post Business Combination	(42,708)
Net loss attributable to common stockholders - basic and diluted	$(18,973)
Denominator
Weighted-average shares of Class A Common Stock outstanding - basic and diluted	51,729,785
Earnings per share of Class A Common Stock - basic and diluted	$(0.37)

Shares of the Company’s Class B and Class C Common Stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B and Class C Common Stock under the two-class method has not been presented.

At December 31, 2021, the Company excluded from the calculation of diluted earnings per share 51,636,922 shares of Class B Common Stock, 78,163,078 shares of Class C Common Stock, 11,498,800 Public Warrants, 6,100,000 Private Warrants, and 485,000 unvested performance-based restricted stock units as their effect would have been anti-dilutive.

17. Related Parties

Founder Bridge Loan

On July 11, 2019, the Company entered into a promissory note agreement with the founder and Chief Executive Officer of AST LLC (the “Founder Note”). Under the terms of the original and amended agreement dated September 10, 2019, the principal amount borrowed by the Company was $1.75 million bearing interest at 2.37% per annum. The interest expense related to the Founder Note was less than $0.1 million for the year ended December 31, 2020. AST LLC repaid all amounts outstanding relating to the Founder Note on March 3, 2020.

CFO Note

On December 15, 2017, AST LLC issued 110,000 Existing AST LLC Common Units to its Chief Financial and Operating Officer, Thomas Severson, in exchange for a $100,000 promissory note in favor of AST LLC (the “CFO Note”). The CFO Note accrued interest monthly at a rate of 2.0% and was payable on the earlier of (1) December 15, 2027 and (2) the occurrence of any of the following with respect to AST LLC: (i) a sale, (ii) merger, (iii) other transaction where AST LLC is not the majority, by voting power, of the surviving or resulting company, or (iv) the sale, lease, transfer, exclusive license or other disposition by AST LLC of all or substantially all of its assets. Mr. Severson repaid all principal and interest amounts under the CFO Note in December 2020.

F-35

InMotion Holdings LLC

AST owns 51% of and controls NanoAvionika UAB, a private limited liability company organized and existing under the law of the Republic of Lithuania (“Nano Lithuania”). Pursuant to that certain Investment Agreement dated November 7, 2017 (the “Investment Agreement”) by and among Nano Lithuania, InMotion Holdings, LLC, a Delaware limited liability company wholly-owned by the Company’s Chief Executive Officer and Chairman of the Board, Mr. Abel Avellan (“InMotion”), and the other parties to the Investment Agreement, InMotion owns one share of Nano Lithuania. Pursuant to the terms of a Service Agreement between Nano Lithuania and InMotion dated March 1, 2018 (the “Services Agreement”), InMotion is to provide consulting services including but not limited to marketing, sale support and general management support to Nano Lithuania. In connection with the Service Agreement, InMotion is entitled to receive an option to acquire 2,919 newly issued shares of Nano Lithuania at EUR 305.64 per share (the “Option”) and a management fee totaling $15,000 per month; however, during the term of the Service Agreement, no management fees have been billed to, or collected from, Nano Lithuania, and InMotion intends to enter into an amendment to the Service Agreement to provide that its sole compensation under the Service Agreement will be the Option. In addition, AST LLC owns 51% of and controls NanoAvionics US LLC, a Delaware limited liability company (“Nano US”). Pursuant to that certain Limited Liability Company Operating Agreement dated February 21, 2020 (the “Operating Agreement”) by and among Nano US, InMotion, and the other parties to the Operating Agreement, InMotion owns one share of Nano US and an option to acquire 2,919 newly issued shares of Nano US at an equivalent price per share as the option in Nano Lithuania, representing collectively with such one share, a 13% interest on a fully-diluted basis.

Support Services Agreement and Production Services Agreement

On January 20, 2020, the Company entered into the Support Services Agreement with Finser Corporation (“Finser”), which is part of the Cisneros Group of Companies, of which Ms. Adriana Cisneros, a member of the Board of Directors, is the Chief Executive Officer, whereby Finser will provide the Company consulting and administrative support services. The Company incurred less than $0.3 million and $0.2 million in consulting services for the years ended December 31, 2021 and 2020, respectively, which were included within the general and administrative expenses on the Consolidated Statements of Operations.

On January 28, 2021, AST LLC entered into a production services agreement (the “Production Services Agreement”) with Cisneros Media Distribution LLC (“Cisneros Media”), which is part of the Cisneros Group of Companies. Under the terms of the Production Services Agreement, Cisneros Media serves as a producer of a series of 12 videos for AST LLC. For such services, Cisneros Media is entitled to a fee of $180,000, comprised of $36,000, which was payable upon signing of the Production Services Agreement, and installments of $12,000 for each video produced by Cisneros Media and accepted by AST LLC. Either party may terminate the Production Services Agreement. The Company incurred expenses of $0.1 million for both years ended December 31, 2021 and 2020, respectively, which were included within general and administrative expenses on the Consolidated Statements of Operations.

Vodafone

AST LLC and Vodafone have agreed to enter into one or more definitive agreements for a commercial partnership that is anticipated to use the SpaceMobile Service (the “Vodafone Commercial Agreements”). In connection with the commercial agreement, AST LLC, its subsidiaries and affiliates have agreed not to enter into any agreement, term sheet, or letter of intent that grants another party the rights related to the provision of mobile services in the Vodafone markets or Vodafone partner markets prior to the execution of the Vodafone Commercial Agreements.

The Vodafone Commercial Agreements are to include mutual exclusivity, conditioned upon Vodafone making the SpaceMobile Service available to all of its customers and certain promotional efforts, within all Vodafone markets for five years commencing on the launch of a commercial service in all of the Vodafone markets; preferential commercial terms in Vodafone partner markets; 50/50 revenue share for the SpaceMobile Service in Vodafone exclusivity markets; and the procurement, building and operating of mobile network ground stations at a mutually agreed cost by Vodafone. No payments have been made to date between us and Vodafone pursuant to the anticipated Vodafone Commercial Agreements. Vodafone has the right to designate one individual to the Board of Directors. Currently, Vodafone’s designee is Luke Ibbetson, Head of Group Research & Development, Vodafone.

Also, AST LLC entered into a side letter with Vodafone dated December 15, 2020, under which AST LLC has agreed (i) not to enter into any material corporate strategic relationship or material commercial agreement with a party other than Vodafone and its affiliates that would be reasonably expected to materially frustrate AST LLC’s ability to satisfy obligations under the Vodafone Commercial Agreements with certain exceptions, (ii) to allocate sufficient funds in the capital budget to facilitate compliance with obligations under the Vodafone Commercial Agreements; and (iii) not to alter AST LLC’s business plan in a manner that is materially detrimental to AST LLC’s ability to satisfy obligations under the Vodafone Commercial Agreements.

F-36

American Tower

AST LLC and American Tower have entered into a side letter agreement that was subsequently amended and restated on December 15, 2020 to reflect the transactions and agreements contemplated by the Equity Purchase Agreement between us and NPA (the “Amended and Restated Letter Agreement”). The Amended and Restated Letter Agreement contemplates that AST LLC and American Tower will enter into commercial agreements to use American Tower facilities for the terrestrial gateway facilities in certain markets. The term of the operational agreement with American Tower is for an anticipated five years after the initial launch of commercial mobile services by AST LLC.

The usage of any American Tower services in a Vodafone market will be memorialized in a commercial agreement among all three parties. In markets where Vodafone does not operate (“Carrier Neutral Markets”), AST LLC and American Tower may enter into an agreement for American Tower to manage the operation of AST LLC’s deployed gateway facility in such market. In Carrier Neutral Markets where AST LLC requires a third party to provide a gateway facility or services, AST LLC agrees to not accept any bid that is inferior to American Tower’s best and final proposal for such gateway facility or services. AST LLC also agrees to use commercially reasonable efforts to utilize American Tower facilities in (i) Vodafone markets where Vodafone decides to not use its facilities, (ii) in Carrier Neutral Markets, and (iii) instances where AST LLC requires a third-party vendor.

Additionally, AST LLC will work with American Tower to evaluate and plan gateway facility and radio access network data center deployments with preferred vendor status to offer carrier-neutral hosting facilities in certain equatorial markets. American Tower will serve as the preferred vendor for carrier neutral hosting facilities. AST LLC will pay American Tower a monthly connection fee for use of a carrier neutral hosting facility, which AST LLC expects will be charged back to each applicable MNO. If AST LLC and American Tower agree to construct a new carrier neutral hosting facility or improve an existing one and American Tower elects to fund all such capital expenditures, American Tower will provide AST LLC with a fair-market, long-term lease to such facility. No payments have been made to date between AST LLC and American Tower under the Amended and Restated Letter Agreement. American Tower has the right to designate one individual to the Board of Directors. Currently, American Tower’s designee is Ed Knapp, Chief Technology Officer, American Tower.

Rakuten

On February 4, 2020, AST LLC entered into a commercial agreement with Rakuten, for the development of exclusive network capabilities in Japan compatible with the mobile network of Rakuten and its affiliates, which agreement was amended and restated as of December 15, 2020 (the “Rakuten Agreement”). Under the terms of the Rakuten Agreement, AST LLC agreed to make investments in building network capabilities in Japan that are compatible with the mobile network of Rakuten and its affiliates. Furthermore, AST LLC will collaborate with Rakuten to ensure network capability with Rakuten’s licensed frequencies, including full coverage in Japan with 3GPP Band 3 frequencies with MIMO capability. Upon the launch of such coverage, Rakuten will receive unlimited, exclusive rights and usage capacity in Japan in exchange for a $0.5 million annual maintenance fee payable to AST LLC or its successors. Furthermore, AST LLC agreed to make $5.0 million (or such lesser amount as mutually agreed upon the parties) in capital investments towards the design, construction, acquisition and implementation of ground communication assets. AST LLC and Rakuten will receive unlimited rights and usage of the ground assets for their respective operations, including, but not limited to, satellite and other telecommunication communications. The Rakuten Agreement includes a commercial roadmap for AST LLC’s satellite launches with key performance indicators (“KPIs”) that AST LLC must meet. If the applicable KPIs are not met for the last two phases of the satellite launch program in accordance with such commercial roadmap or if AST LLC becomes subject to any bankruptcy proceeding or becomes insolvent, AST LLC shall be required to pay to Rakuten a penalty amount of $10.0 million.

The term of the Rakuten Agreement shall remain in effect until AST LLC or its successor fulfills obligations under the Rakuten Agreement. No payments have been made to date between us and Rakuten under the Rakuten Agreement. Rakuten has the right to designate two individuals to its Board of Directors. Currently, Rakuten’s designees are Hiroshi Mikitani, Founder, Chairman and Chief Executive Officer, Rakuten, Inc., and Tareq Amin, Chief Executive Officer, Rakuten Mobile.

F-37

18. Subsequent Events

Nano Financing Agreement

On January 12, 2022, AST LLC entered into a financing agreement (the “Nano Financing Agreement”) with Nano, pursuant to which AST LLC made available to Nano a revolving loan for up to EUR 1.5 million, whereby Nano has the ability to draw up to EUR 0.8 million at a time subject to certain conditions. The loan will bear interest at a rate of 4.00% per annum payable annually on the last day of each calendar year, or 7% upon an Event of Default as defined in the loan agreement. Principal payments will be due and payable upon the issuance and/or sale of equity securities of Nano, and each calendar quarter if Nano’s consolidated cash exceeds EUR 4 million, with the final remaining balance of unpaid principal and interest due on December 1, 2023. As of March 31, 2022, there are no balances outstanding under the Nano Financing Agreement. The Nano Financing Agreement will be accounted for as an intercompany transaction in the Company’s consolidated financial statements.

SpaceX Multi-Launch Agreement

On March 3, 2022, AST LLC entered into an agreement (the “Multi-Launch Agreement”) with Space Exploration Technologies Corp. (“SpaceX”). The Multi-Launch Agreement provides a framework for future launches of the Company’s satellites through December 31, 2024, including the launches of the BW3 test satellite and the first BB satellite. Pursuant to the Multi-Launch Agreement, the Company and SpaceX also entered into a Launch Services Agreement (the “BB LSA”) covering the launch of the first BB satellite, and in accordance with the BB LSA, the Company will pay an initial payment for the SpaceX launch services. As part of the Multi-Launch Agreement, the Company and SpaceX agreed on a framework for additional launch service agreements relating to the launch of future BB satellites. The Company will pay an initial reservation fee to secure a SpaceX launch vehicle for a future BB satellite launch. With respect to the Company’s BW3 launch scheduled for Summer 2022, the Company and SpaceX agreed to changes to certain technical launch parameters, and the Company agreed to pay an additional fee to SpaceX to adjust these parameters. In connection with entry into the Multi-Launch Agreement, the Company paid an aggregate amount of $22.8 million for the BW3 technical adjustments, first BB initial payment and launch reservation fee for a future BB launch. The exact timing of the satellite launches is contingent on a number of factors, including satisfactory and timely completion of construction and testing. The Multi-Launch Agreement permits the Company to delay launches of its satellites upon payment of certain rebooking fees.

F-38

AST SpaceMobile, Inc.

10,087,876 Shares of Class A Common Stock

PROSPECTUS

                 , 2022

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A Common Stock being registered for resale hereunder. All amounts, other than the SEC registration fee, are estimates.

Securities and Exchange Commission registration fee	$8,033
Accounting fees and expenses	110,000
Legal fees and expenses	500,000
Financial printing and miscellaneous expenses	*
Total	$618,033

* To be completed by amendment.

Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of Class A Common Stock covered by this prospectus will be borne by the Selling Stockholder (as defined below). The registrant will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the shares with the SEC, as estimated in the table above.

Item 14. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

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Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Additionally, our Charter limits the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all of NPA’s and our securities sold in the last three years which were not registered under the Securities Act. The descriptions of these issuances are historical and have not been adjusted to give effect to the Business Combination.

On June 20, 2019, NPA’s Sponsor purchased an aggregate of 3,593,750 founder shares, for an aggregate offering price of $25,000 at an average purchase price of approximately $0.007 per share. In August 2019, we effected a stock split resulting in an increase in the total number of founder shares outstanding from 3,593,750 to 5,750,000, such that the total number of founder shares would represent 20% of the total number of shares of common stock outstanding upon completion of our initial public offering. The number of founder shares issued was determined based on the expectation that the founder shares would represent 20% of the outstanding shares of common stock upon completion of NPA’s initial public offering.

On September 13, 2019, NPA’s sponsor purchased an aggregate of 6,100,000 warrants at a price of $1.00 per warrant ($6,100,000 in the aggregate). This purchase took place on a private placement basis simultaneously with the completion of our initial public offering.

On April 6, 2021, we issued 23,000,000 shares of Class A Common Stock to certain qualified institutional buyers and accredited investors that agreed to purchase such shares in connection with the Business Combination for an aggregate consideration of $230,000,000.

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On April 6, 2021, we issued 51,636,922 shares of Class B Common Stock to the Existing Equityholders for an aggregate consideration of $5,163.70.

On April 6, 2021, we issued 78,163,078 shares of our Class C Common Stock to Avellan for an aggregate consideration of $7,816.31.

On May 6, 2022, we entered into the Purchase Agreement with B. Riley Principal Capital, LLC, pursuant to which we have the right to sell to B. Riley Principal Capital, LLC up to $75,000,000 in shares of Class A Common Stock, subject to certain limitations and the satisfaction of specified conditions in the Purchase Agreement, from time to time over the 24-month period commencing on the date that a registration statement covering the resale of the shares is declared effective by the SEC. We issued to B. Riley Principal Capital, LLC 21,969 shares of our Class A Common Stock as “Initial Commitment Shares” upon execution of the Purchase Agreement. In addition, we may issue up to 65,907 additional “Commitment Shares” if certain conditions under the Purchase Agreement are met.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

No.	Description of Exhibit
3.1	Second Amended and Restated Certificate of Incorporation of AST SpaceMobile, Inc. (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8 K filed with the SEC on April 12, 2021).

3.2	Amended and Restated Bylaws of AST SpaceMobile, Inc. (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8 K filed with the SEC on April 12, 2021).

4.1	Specimen Common Stock Certificate of the registrant (incorporated by reference to Exhibit 4.1 to the registrant’s Current Report on Form 8 K filed with the SEC on April 12, 2021).

4.2	Specimen Warrant Certificate of the registrant (incorporated by reference to Exhibit 4.2 to the registrant’s Current Report on Form 8 K filed with the SEC on April 12, 2021).

4.3	Warrant Agreement, dated September 13, 2019, between Continental Stock Transfer & Trust Company and New Providence Acquisition Corp. (incorporated by reference to the registrant’s Current Report on Form 8 K filed with the SEC on September 16, 2019).

5.1*	Opinion of Sullivan & Cromwell LLP as to the validity of shares of AST SpaceMobile, Inc. Class A Common Stock.

10.1	Stockholders’ Agreement (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.2	Sponsor Voting Agreement (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.3	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

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No.	Description of Exhibit
10.4	Tax Receivable Agreement (incorporated by reference to Exhibit 10.4 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.5	Fifth Amended and Restated Limited Liability Limited Company Agreement of AST & Science, LLC (incorporated by reference to Exhibit 10.5 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.6†	AST SpaceMobile, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.6 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.7†	AST SpaceMobile, Inc. 2020 Incentive Award Plan – Form of Stock Option Agreement (incorporated by reference to Exhibit 10.7 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.8†	AST SpaceMobile, Inc. 2020 Incentive Award Plan – Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.8 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.9†	AST SpaceMobile, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.10†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.11†	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.11 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.12†	Offer Letter between AST SpaceMobile, Inc. and Abel Avellan (incorporated by reference to Exhibit 10.12 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.13†	Offer Letter between AST SpaceMobile, Inc. and Thomas Severson (incorporated by reference to Exhibit 10.13 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.14†	Letter Agreement between AST SpaceMobile, Inc. and Brian Heller (incorporated by reference to Exhibit 10.14 to the registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2022).

10.15†	Offer Letter, dated as of September 14, 2021, between AST & Science, LLC and Shanti Gupta (incorporated by reference to Exhibit 10.1 to the registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021).

10.16	Amended and Restated Series B Preferred Shares Purchase Agreement, dated as of February 4, 2020, by and among AST & Science, LLC, Vodafone Ventures Limited, ATC TRS II LLC and Rakuten Mobile Singapore PTE. LTD. (incorporated by reference to Exhibit 10.15 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.17	Letter Agreement, dated as of December 15, 2020, by and between AST & Science, LLC and Vodafone Ventures Limited (incorporated by reference to Exhibit 10.16 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.18	Letter Agreement, dated as of December 15, 2020, by and between AST & Science, LLC and ATC TRS II LLC, as predecessor in interest to ATC TRS IV LLC (incorporated by reference to Exhibit 10.17 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

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No.	Description of Exhibit
10.19	Amended and Restated Commercial Agreement, dated as of December 15, 2020, by and between AST & Science, LLC and Rakuten Mobile Singapore Pte. Ltd. (incorporated by reference to Exhibit 10.18 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.20	License Agreement, dated June 21, 2019, by and between SRS Space Limited and AST & Science, LLC (incorporated by reference to Exhibit 10.19 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.21	Design and Manufacturing Agreement, dated September 23, 2020, by and between Dialog Semiconductor Operations Services Limited and AST & Science LLC (incorporated by reference to Exhibit 10.21 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.22	Sublease Agreement, dated November 13, 2018, by and between the Midland Development Corporation and AST & Science, LLC (incorporated by reference to Exhibit 10.22 to the registrant’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

10.23	Subscription Agreement, by and between New Providence Acquisition Corp. and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the SEC on December 16, 2020)

10.24	Launch Agreement, dated as of July 23, 2021, between AST & Science, LLC and Space Exploration Technologies Corp. (“SpaceX”) (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the SEC on July 29, 2021).

10.25	Launch Services - Multi Launch Agreement, dated as of March 3, 2022, between AST & Science, LLC and Space Exploration Technologies Corp. (“SpaceX”) (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the SEC on March 9, 2022).

10.26†	Employment Agreement, dated April 25, 2022, by and among AST SpaceMobile, Inc., AST & Science, LLC and Sean Wallace (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed with the SEC on April 29, 2022).

10.27	Common Stock Purchase Agreement, dated as of May 6, 2022, by and between AST SpaceMobile, Inc. and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8 K filed with the SEC on May 6, 2022).

10.28	Registration Rights Agreement, dated as of May 6, 2022, by and between AST SpaceMobile, Inc. and B. Riley Principal Capital, LLC (incorporated by reference to Exhibit 10.2 to the registrant’s Current Report on Form 8 K filed with the SEC on May 6, 2022).

21.1	List of subsidiaries of AST SpaceMobile, Inc. (incorporated by reference to Exhibit 21.1 to the registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2022).

23.1*	Consent of Independent Registered Public Accounting Firm (KPMG LLP).

23.2*	Consent of Independent Registered Public Accounting Firm (BDO USA, LLP).

24.1	Power of Attorney (included in signature page).

101.INS	Inline XBRL Instance Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

107*	Filing Fee Table

†	Management contract or compensatory plan or arrangement
*	Filed herewith

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Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

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(5) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on May 9, 2022.

AST SpaceMobile, Inc.

By:	/s/ Abel Avellan
Name:	Abel Avellan
Title:	Chief Executive Officer

Each person whose signature appears below constitutes and appoints each of Abel Avellan, Brian Heller or Shanti Gupta, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on May 9, 2022.

Signature	Title

/s/ Abel Avellan	Chairman and Chief Executive Officer
Abel Avellan	(Principal Executive Officer and Director)

/s/ Shanti Gupta	Chief Accounting Officer
Shanti Gupta	(Principal Accounting Officer and Acting Principal Financial Officer)

/s/ Tareq Amin	Director
Tareq Amin

/s/ Adriana Cisneros	Director
Adriana Cisneros

/s/ Alexander Coleman	Director
Alexander Coleman

/s/ Luke Ibbetson	Director
Luke Ibbetson

/s/ Edward Knapp	Director
Edward Knapp

/s/ Hiroshi Mikitani	Director
Hiroshi Mikitani

/s/ Ronald Rubin	Director
Ronald Rubin

/s/ Richard Sarnoff	Director
Richard Sarnoff

/s/ Julio A. Torres	Director
Julio A. Torres

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